     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1994
                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            PRIME HOSPITALITY CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                                       22-2640625
(STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
     OF INCORPORATION)                               IDENTIFICATION NO.)

                            ------------------------
                               700 ROUTE 46 EAST
                          FAIRFIELD, NEW JERSEY 07004
                                 (201) 882-1010
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                             JOSEPH BERNADINO, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                            PRIME HOSPITALITY CORP.
                               700 ROUTE 46 EAST
                          FAIRFIELD, NEW JERSEY 07004
                                 (201) 882-1010
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                with copies to:

             WILLIAM N. DYE, ESQ.                          RAYMOND Y. LIN, ESQ.
           WILLKIE FARR & GALLAGHER                          LATHAM & WATKINS
             ONE CITICORP CENTER                             885 THIRD AVENUE
             153 EAST 53RD STREET                               SUITE 1000
           NEW YORK, NEW YORK 10022                      NEW YORK, NEW YORK 10022
                (212) 821-8000                                (212) 906-1200

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
   TITLE OF EACH CLASS OF         AMOUNT      PROPOSED MAXIMUM PROPOSED MAXIMUM
          SECURITIES               TO BE       OFFERING PRICE      AGGREGATE        AMOUNT OF
      TO BE REGISTERED          REGISTERED       PER NOTE(1)   OFFERING PRICE(1) REGISTRATION FEE
- -------------------------------------------------------------------------------------------------
  % Senior Subordinated Notes
  due 2004...................   $100,000,000        100%         $100,000,000        $34,483
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of determining the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                  SUBJECT TO COMPLETION, DATED MARCH 24, 1994

PROSPECTUS

                                     [LOGO]

                            PRIME HOSPITALITY CORP.
                                  $100,000,000

                         % SENIOR SUBORDINATED NOTES DUE 2004
                (INTEREST PAYABLE             AND             )

                            ------------------------

     The      % Senior Subordinated Notes due 2004 (the "Notes") are being offered (the "Offering") by Prime Hospitality Corp. (the "Company"). Interest on
the Notes is payable semiannually on           and           of each year,
commencing             , 1994.

     The Notes will mature on             , 2004. The Notes may be redeemed at
the option of the Company, in whole or in part, at any time on or after
            , 1999, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior
to             , 1997, the Company may redeem up to 25% of the initial principal amount of the Notes originally issued with the net proceeds of one or more Public Offerings (as defined herein) of the Common Stock of the Company at a
redemption price equal to      % of the principal amount thereof, plus accrued
and unpaid interest, if any, to the redemption date. In the event of a Change of Control (as defined herein), the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

     The Notes are unsecured senior subordinated obligations of the Company and will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company. The Notes will also be structurally subordinated to indebtedness and other obligations of the Company's subsidiaries. The Notes will be senior to any indebtedness which by its terms is subordinate to the Notes regardless of when such indebtedness is issued. As of December 31, 1993, on a pro forma basis, the Company had approximately $77.8 million of outstanding Senior Indebtedness (as defined herein) and no indebtedness that is either pari passu or subordinate to the Notes. As of December 31, 1993, the Restricted Subsidiaries (as defined herein) of the Company had no additional indebtedness and an Unrestricted Subsidiary (as defined herein) of the Company had an additional $23.4 million of indebtedness.

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

                            ------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
        STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
            CONTRARY IS A CRIMINAL OFFENSE.


- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                           PRICE TO         UNDERWRITING        PROCEEDS TO
                                           PUBLIC(1)         DISCOUNT(2)       COMPANY(1)(3)
- -----------------------------------------------------------------------------------------------
Per Note.............................          %                  %                  %
- -----------------------------------------------------------------------------------------------
Total................................          $                  $                  $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting estimated expenses of $800,000 payable by the Company.

     The Notes are being offered by the Underwriters subject to receipt and acceptance by the Underwriters and their right to reject any order in whole or in part. It is expected that delivery of the Notes will be made on or about
            , 1994.
KIDDER, PEABODY & CO.                                      MONTGOMERY SECURITIES
    INCORPORATED

               THE DATE OF THIS PROSPECTUS IS             , 1994

                                 [PHOTOGRAPHS]

     WITH RESPECT TO SALES OF THE NOTES OFFERED HEREBY TO CALIFORNIA RESIDENTS, SUCH NOTES MAY BE SOLD ONLY TO THE FOLLOWING INDIVIDUALS: (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT SHARING TRUSTS, CORPORATIONS OR OTHER ENTITIES WHICH, TOGETHER WITH THE CORPORATION'S OR OTHER ENTITY'S AFFILIATES WHICH ARE UNDER COMMON CONTROL, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED, BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OR NOT LESS THAN $14,000,000 AND SUBSIDIARIES OF THE FOREGOING OR (3) PERSONS WHO HAVE EITHER:
(I) A NET WORTH (EXCLUSIVE OF HOME, HOME FURNISHINGS AND AUTOMOBILES) OF AT LEAST $250,000 AND AN ANNUAL GROSS INCOME OF AT LEAST $75,000 OR (II) IRRESPECTIVE OF ANNUAL GROSS INCOME, A NET WORTH OF AT LEAST $500,000 (EXCLUSIVE OF HOME, HOME FURNISHINGS AND AUTOMOBILES).

                                     [MAP]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports and other information with the Securities and Exchange Commission (the "Commission"). The reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement, together with its exhibits and schedules thereto, may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20459, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed fees.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

        1. Annual Report on Form 10-K for the fiscal year ended December 31, 1993; and

        2. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year ended December 31, 1993.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the Offering shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the request of any such person, a copy of any or all of the above documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to Prime Hospitality Corp., 700 Route 46 East, Fairfield, New Jersey 07004, Attention: Joseph Bernadino, Esq., Senior Vice President, Secretary and General Counsel, (201) 882-1010.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and combined financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context indicates or requires otherwise, references in this Prospectus to the "Company" are to Prime Hospitality Corp. and its subsidiaries.

                                  THE COMPANY

     The Company is a leading independent hotel operating company with ownership or management of 86 full-service and limited-service hotels in 19 states and one resort hotel in the U.S. Virgin Islands (the "Hotels"). The Company's Hotels are generally moderately priced hotels which are designed to attract business and leisure travelers desiring quality accommodations at affordable prices. Located primarily in secondary and tertiary markets, the Hotels typically contain 100 to 200 guest rooms or suites and operate under franchise agreements with national hotel chains (the "Franchised Hotels") or under the Company's proprietary Wellesley Inns(R) or AmeriSuites(R) trade names (the "Proprietary Hotels"). The Company owns or leases 40 of the Hotels (the "Owned Hotels") and manages the remaining 47 Hotels for others (the "Managed Hotels"). The Company holds significant mortgages or other financial interests in 12 of the 47 Managed Hotels.

     The Company's proprietary hotel brands, Wellesley Inns and AmeriSuites, are limited-service hotels that primarily target the business traveler. Wellesley Inns are upper-economy hotels located in Florida, the Middle Atlantic and the Northeast United States, generally within short distances from restaurant facilities. AmeriSuites are all-suites hotels mainly situated near corporate office parks and major attractions in locations in the Southern and Central United States. The Company has entered into an agreement in which it or its joint venture partner may, if certain conditions are met, contribute its eight AmeriSuites to a joint venture of which it will be a 50% owner. See
"Business -- Lodging Operations -- AmeriSuites."

     The following table sets forth information with respect to the Company's Hotels at March 1, 1994:

                                                                 HOTELS
                                                              MANAGED WITH      OTHER
                                                  OWNED       SIGNIFICANT      MANAGED     TOTAL
                                                HOTELS(1)     INTEREST(2)      HOTELS      HOTELS
                                                ---------     ------------     -------     ------
    Wellesley Inn.............................      11              5             11         27
    AmeriSuites...............................       8              0              0          8
    Marriott..................................       0              1              1          2
    Radisson..................................       0              1              1          2
    Sheraton..................................       2              0              1          3
    Holiday Inn...............................       2              1              4          7
    Ramada....................................       7              2             12         21
    Howard Johnson............................       8              2              4         14
    Other.....................................       2              0              1          3
                                                    --             --             --         --
              Total...........................      40             12             35         87
                                                    --             --             --         --
                                                    --             --             --         --

- ---------------
(1) Of the 40 Owned Hotels, ten are leased.

(2) Twelve Managed Hotels in which the Company holds a significant mortgage on the property.

     As a leading hotel operating company, the Company enjoys a number of operating advantages over other lodging companies. With 87 Hotels covering a number of price points and a broad geographic range, the Company possesses the critical mass to support sophisticated operating, marketing and financial systems. The Company believes that its array of central services permits on-site hotel general managers to focus effectively on providing guest services, results in economies of scale and helps generate above-market hotel profit margins. As a result of these operating strategies, the Company's Hotels generated average operating profit margins that exceeded comparable industry standards for 1992, as reported by industry sources, by approximately six percent for limited-service hotels and 16 percent for full-service hotels.

     In addition to its hotel operations, the Company owns a portfolio of notes and real estate (the "Other Assets"). As of December 31, 1993, the Other Assets included $115.3 million in notes related to the Managed Hotels, $50.0 million in other notes and $23.6 million in real estate. The Company intends over time to convert certain of these Other Assets to cash and hotel assets. In 1992 and 1993, the Company converted $46.2 million and $14.6 million, respectively, of other assets to cash and added six operating hotel assets through settlements and lease expirations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Lodging
Operations -- Franchised Hotels" and "Business -- Other Assets."

     Improving hotel industry fundamentals have had a favorable impact on the Hotels and the Other Assets. The significant restrictions on new hotel development caused by scarcity of investment capital, coupled with increases in room demand, have resulted in higher occupancy and room rates for the domestic hotel industry. Industry-wide average occupancy increased in both 1992 and 1993 by 1.8% and industry-wide average room rates increased in both 1992 and 1993 by $0.50 and $1.37, respectively. The Company believes that industry fundamentals are continuing to strengthen. See "Business -- Lodging Industry" and "Business -- Other Assets."

                               THE REORGANIZATION

     The Company emerged from the chapter 11 reorganization of its predecessor, Prime Motor Inns, Inc. and certain of its subsidiaries ("PMI") on July 31, 1992 (the "Effective Date"). PMI had filed for protection under chapter 11 of the United States Bankruptcy Code in September 1990. During its approximately two-year reorganization, PMI restructured its assets, operations and capital structure. As a result, the Company (i) eliminated numerous unprofitable lease and management agreements, (ii) revalued its assets to reflect the then approximate current fair market value of such assets on its financial statements and (iii) reduced its liabilities by approximately $500 million. On the Effective Date, the Company emerged from chapter 11 reorganization with 75 owned or managed hotels (as compared to 141 owned or managed hotels prior to the chapter 11 reorganization), $135.6 million of stockholders' equity and $266.4 million of long-term debt.

     Since the Effective Date, the Company has taken the following steps to further strengthen its operations and financial condition:

     - Reduced overhead costs, reconstituted its management team and recruited new senior management to the Company that is responsible to a new, independent board of directors;

     - Converted a portion of its notes, mortgages and other assets to cash or hotel operating assets that provided the Company with approximately $61.0 million in cash and six operating hotel properties obtained through settlements or lease terminations;

     - Repaid approximately $87.0 million of its long-term debt using the cash proceeds from conversions of other assets, tax refunds and income generated from Hotel operations;

     - Formulated and began implementing a hotel development and improvement plan pursuant to which the Company purchased one full-service hotel and built one new Wellesley Inn in 1993; and

     - Allocated more than 6.0% of its hotel revenues during this period to enhance the product quality and market position of its existing Hotels, including repositioning eight Hotels and changing the franchise affiliations of four of such Hotels.

                                  THE OFFERING

Securities Offered.........  $100 million aggregate principal amount of      %
                             Senior Subordinated Notes due             , 2004
                             (the "Notes").

Issuer.....................  Prime Hospitality Corp.

Interest Payment Dates.....         and        , commencing             , 1994.

Ranking....................  The Notes will rank junior in right of payment to all existing and future Senior Indebtedness of the Company. The Notes will also be structurally subordinated to indebtedness and other obligations of the Company's subsidiaries. The Notes will be senior to any indebtedness which by its terms is subordinate to the Notes, regardless of when such indebtedness is incurred. As of December 31, 1993, after giving effect to the Offering and the application of the net proceeds therefrom and the purchase by the Company of an aggregate of $7.2 million of its Senior Indebtedness as of March 15, 1994, the Company will have approximately $77.8 million of outstanding Senior Indebtedness, and no indebtedness that is either pari passu or subordinate to the Notes.

Mandatory Redemption.......  None.

Optional Redemption........  The Notes may be redeemed at the option of the
                             Company in whole or in part, at any time on or
                             after             , 1999, at the redemption prices
                             set forth herein, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any
                             time prior to             , 1997, the Company may
                             redeem up to 25% of the initial principal amount of the Notes originally issued with the net proceeds of one or more Public Offerings of the Common Stock of the Company at a redemption price equal to
                                  % of the principal amount thereof, plus
                             accrued and unpaid interest, if any, to the redemption date; provided that at least 75% of the principal amount of Notes originally issued remain outstanding immediately after the occurrence of such redemption and that such redemption occurs within 90 days following the closing of any such Public Offering. See "Description of the Notes Optional Redemption."

Change of Control..........  In the event of a Change of Control (as defined herein), the Company will be required to offer to repurchase all outstanding Notes at 101% of the then outstanding principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the
                             Notes -- Repurchase at the Option of Holders."

Certain Covenants..........  The indenture relating to the Notes (the
                             "Indenture") will contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur Indebtedness and issue Disqualified Stock (as defined herein), make restricted payments, engage in certain transactions with the Company's affiliates, sell assets, incur or suffer to exist certain liens and engage in mergers or consolidations.

Use of Proceeds............  The estimated net proceeds from the Offering of
                             $96.2 million will be used as follows: (i) $26.4 million to repay then existing Senior Secured Notes of the Company (the "Senior Secured Notes") in full, (ii) $53.1 million to repay then existing Junior Secured Notes of the Company (the "Junior Secured Notes") in full and (iii) $16.7 million for general working capital purposes, which the Company currently intends will include acquisitions, refurbishments and repositionings of hotels. The Company is prepaying debt with the proceeds of this Offering in order to obtain relief from restrictive covenants that, among other things, limit the amount of capital that may be invested in acquisitions or development of new hotels and to increase its flexibility in the management of the Other Assets, some of which collateralize the Senior Secured Notes and the Junior Secured Notes. In anticipation of the Offering, the Company may use cash on hand and proceeds from the Rose and Cohen Settlement (as defined herein) to prepay indebtedness prior to the closing of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of
                             Operations -- Liquidity and Capital Resources Asset Realizations."

Unrestricted Subsidiary....  Suites of America, Inc., a wholly owned subsidiary of the Company ("Suites of America"), as of the Issuance Date (as defined herein) initially will be an Unrestricted Subsidiary pursuant to the Indenture.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     As of the Effective Date, the Company adopted "fresh start" reporting and the purchase method of accounting was applied, adjusting the carrying value of the Company's assets on the balance sheet to approximate fair market value at that date. Liabilities were recorded at face value, which approximated the present value of amounts to be paid based on specified interest rates. See "Prospectus Summary -- The Reorganization." Subsequent to the Effective Date, the Company also changed its fiscal year end from June 30 to December 31. The table below presents selected consolidated financial data derived from the Company's historical financial statements as of and for the year ended December 31, 1993 and as of and for the five month period ended December 31, 1992. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Prospectus.

                                                                        POST-REORGANIZATION
                                                             -----------------------------------------
                                                                         AS OF AND FOR THE
                                                             -----------------------------------------
                                                             FIVE MONTHS ENDED          YEAR ENDED
                                                             DECEMBER 31, 1992      DECEMBER 31, 1993
                                                             ------------------     ------------------
                                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA(1):
  Revenues:
     Rooms.................................................       $ 24,639               $ 69,487
     Food and beverage.....................................          4,598                 12,270
     Management and other fees.............................          5,000                 10,831
     Interest on mortgages and notes receivable............          6,335                 14,765
     Rental and other......................................            762                  1,507
                                                                ----------             ----------
          Total revenues...................................         41,334                108,860
                                                                ----------             ----------
  Costs and expenses:
     Direct hotel operating expenses:
       Rooms...............................................          6,952                 19,456
       Food and beverage...................................          4,027                 10,230
       Selling and general.................................          7,811                 20,429
     Occupancy and other operating.........................          4,351                 11,047
     General and administrative............................          5,929                 15,685
     Depreciation and amortization.........................          2,918                  7,117
                                                                ----------             ----------
          Total costs and expenses.........................         31,988                 83,964
                                                                ----------             ----------
  Operating income.........................................          9,346                 24,896
                                                                ----------             ----------
                                                                ----------             ----------
  Interest expense(2)......................................          7,718                 16,116
                                                                ----------             ----------
                                                                ----------             ----------
  Net income(3)............................................       $  1,393               $ 12,164
                                                                ----------             ----------
                                                                ----------             ----------

                                                                       POST-REORGANIZATION
                                                             ---------------------------------------
                                                                        AS OF AND FOR THE
                                                             ---------------------------------------
                                                             FIVE MONTHS ENDED        YEAR ENDED
                                                             DECEMBER 31, 1992     DECEMBER 31, 1993
                                                             -----------------     -----------------
                                                                     (DOLLARS IN THOUSANDS)
OTHER DATA(1):
  EBITDA before extraordinary items(4).....................       $12,264               $32,013
  Capital expenditures.....................................       $ 1,803               $14,346
MARGIN AND RATIO DATA(1):
  EBITDA margin............................................          29.7%                 29.4%
  Fixed charge coverage ratio(5)...........................          1.68                  2.24
  Ratio of EBITDA to interest..............................          1.59                  1.99
  Ratio of earnings to fixed charges(6)....................          1.28                  1.77

                                                                    AS OF AND FOR THE YEAR ENDED
                                                                      DECEMBER 31, 1993(1)(7)
                                                                    ----------------------------
                                                                     ACTUAL          AS ADJUSTED
                                                                    ---------        -----------
                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA(1):
  Cash and cash equivalents.....................................    $  41,569         $  51,272
  Property, equipment and leasehold improvements................      172,786           172,786
  Mortgages and other notes receivable, net of current
     portion....................................................      163,033           163,033
  Total assets..................................................      410,685           420,388
  Current portion of debt.......................................       19,282            19,282
  Long-term debt, net of current portion........................      168,618           181,935
  Stockholders' equity..........................................      171,364           171,364

- ---------------
(1) Includes data with respect to eight AmeriSuites which are owned by Suites of America, which as of the Issuance Date initially will be an Unrestricted Subsidiary pursuant to the Indenture. In the five months ended December 31, 1992 and the year ended December 31, 1993, respectively, Suites of America contributed $4.1 million and $11.7 million to total revenues, $3.6 million and $9.2 million to total costs and expenses, $500,000 and $1.6 million to interest expense, none and $500,000 to net income, $1.1 million and $4.1 million to EBITDA before extraordinary items, $300,000 and $300,000 to cash and cash equivalents, $39.5 million and $47.4 million to property, equipment and leasehold improvements, none to mortgages and other notes receivable, net of current portion, $40.3 million and $48.6 million to total assets, $9.9 million and $14.3 million to current portion of debt, $5.1 million and $9.1 million to long-term debt, net of current portion, and $21.5 million and $24.2 million to stockholders' equity.

(2) The Company's pro forma interest expense for fiscal year 1993 would have been $18.5 million. Pro forma interest expense gives effect to the issuance of the Notes at an assumed interest rate of 10 1/4% and the use of the net proceeds from the Offering to repay the Senior Secured Notes in full and the Junior Secured Notes in full at the beginning of 1993.

(3) Includes extraordinary items (gains on discharges of indebtedness, net of income taxes of $2.8 million) of $4.0 million.

(4) EBITDA represents earnings before extraordinary items, net interest expense, provision for income taxes (if applicable) and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA data, which are not a measure of financial performance under generally accepted accounting principles, are presented because such data are used by certain investors to determine the Company's ability to meet historical debt service requirements. Such data should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(5) As defined in the Indenture but including data related to Suites of America. If data relating to Suites of America were excluded, the fixed charge coverage ratio would have been 1.63 and 2.21 for the five months ended December 31, 1992 and the year ended December 31, 1993.

(6) Earnings used in computing the ratio of earnings to fixed charges consists of income before income taxes and extraordinary items. Fixed charges consists of interest expense and that portion of rental expense representative of interest (deemed to be one third of rental expense).

(7) Pro forma after giving effect to the Offering and the application of the estimated net proceeds therefrom and the purchase by the Company of $7.2 million of Senior Secured Notes and Junior Secured Notes as of March 15, 1994.

     The following table sets forth certain operating data for the five years ended December 31, 1993 with respect to the 41 Owned Hotels that were in the Company's portfolio on December 31, 1993 since the later of the year in which they were acquired or January 1, 1989. The data includes full year operating results for hotels that the Company previously managed and then acquired during the year.

                                            1989       1990(1)     1991(1)     1992(1)     1993(1)
                                           -------     -------     -------     -------     -------
                                           (DOLLARS IN THOUSANDS, EXCEPT ADR AND PER ROOM DATA)
Number of locations......................       21          31          32          35          41
Number of rooms..........................    2,545       3,953       4,083       4,425       5,145
Occupancy %..............................     67.8%       65.9%       66.6%       68.0%       70.0%
ADR(2)...................................  $ 59.19     $ 55.88     $ 53.60     $ 54.83     $ 56.01
REVPAR(3)................................  $ 40.10     $ 36.80     $ 35.68     $ 37.30     $ 39.19
Room revenues............................  $29,809     $44,101     $51,774     $57,992     $66,721
Total hotel revenues.....................  $43,090     $59,437     $68,137     $74,162     $83,652
Gross operating profit(4)................  $17,741     $25,312     $26,798     $26,607     $31,997
Gross operating profit %.................     41.2%       42.6%       39.3%       35.9%       38.2%

- ---------------
(1) Includes information relating to Suites of America, which owns eight AmeriSuites and as of the Issuance Date initially will be an Unrestricted Subsidiary pursuant to the Indenture. Suites of America owned no AmeriSuites in 1989 and three, four, six and eight AmerSuites in 1990, 1991, 1992 and 1993, respectively. See "Business Lodging Operations AmeriSuites."

(2) "ADR" means average daily room rate, which is equal to total room revenue divided by number of occupied rooms.

(3) "REVPAR" means revenues per available room and is equal to the amount of room revenue divided by the number of rooms available for sale.

(4) Gross operating profit is defined as total hotel revenues less direct hotel operating expenses including room, food and beverage and selling and general expenses.

                                  RISK FACTORS

     Prospective investors should carefully consider, among other things, the following risk factors before purchasing the Notes offered hereby.

LEVERAGE

     As of December 31, 1993, as adjusted for the issuance of the Notes and the application of the estimated net proceeds therefrom and the purchase by the Company of $7.2 million of its senior indebtedness as of March 15, 1994, the Company's total long-term debt (including current installments and the debt of Suites of America) and shareholders' equity would have been $181.9 million and $171.4 million, respectively, and the Company's EBITDA would have exceeded fixed charges by $13.5 million for the year ended December 31, 1993. The Indenture will limit, but will not prohibit, the incurrence of additional indebtedness by the Company and its Restricted Subsidiaries (as defined herein). The Company expects it will incur additional indebtedness in addition to the Notes in connection with the implementation of its growth strategy. The Indenture does not restrict the incurrence of indebtedness by Unrestricted Subsidiaries. Additional indebtedness of the Company may rank senior or pari passu with the Notes in certain circumstances, while additional indebtedness of the Company's subsidiaries will rank structurally senior to the Notes. See "Description of the Notes." The debt service requirements of any additional indebtedness could make it more difficult for the Company to make principal and interest payments on the Notes. The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. There can be no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements or to repay the Notes at maturity or that the Company will be able to refinance the Notes or other indebtedness at maturity. The Company has had a limited operating history since its reorganization under chapter 11 of the U.S. Bankruptcy Code. See "Prospectus Summary -- The Reorganization" and "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

SUBORDINATION; NOTES ARE UNSECURED OBLIGATIONS

     The Notes will be unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to all present and future Senior Indebtedness of the Company and will be structurally subordinated to debt of the Company's subsidiaries. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness have been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The holders of any indebtedness of the Company's subsidiaries will be entitled to payment of their indebtedness from the assets of the subsidiaries prior to the holders of any general unsecured obligations of the Company, including the Notes. As of December 31, 1993, on a pro forma basis, the Company had approximately $77.8 million of outstanding Senior Indebtedness and no indebtedness that is either pari passu or subordinate to the Notes. As of December 31, 1993, the Restricted Subsidiaries of the Company had no additional indebtedness and an Unrestricted Subsidiary of the Company had an additional $23.4 million of indebtedness.

     In the event of a payment default with respect to Senior Indebtedness, no payments may be made on account of the Notes until such default has been cured or waived. In addition, under certain circumstances, no payments with respect to the Notes may be made for a period of up to 179 days if certain non-payment defaults exist with respect to Designated Senior Indebtedness (as defined herein) of the Company. See "Description of the Notes." Suites of America initially will be an Unrestricted Subsidiary pursuant to the Indenture and had as of December 31, 1993 $48.6 million of assets and $23.4 million of debt which is non-recourse to the Company and the Company's other subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Lodging Operations -- AmeriSuites."

COMPETITION AND RISKS OF THE LODGING INDUSTRY

     The Company generally operates in areas that contain numerous other competitors. During the 1980's, excess construction of lodging facilities in the United States resulted in a general over supply of available rooms. This oversupply has had an adverse effect on occupancy levels and room rates in many markets in the industry and may continue to have such an effect until the oversupply is absorbed. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, service level and convenience of locations. The lodging industry in general, including the Company, may be adversely affected by (i) national and regional economic conditions, (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs and (iv) the availability of credit. The Company's ownership of real property, including hotels, is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. There can be no assurance that downturns or prolonged adverse conditions in the real estate or capital markets or the economy as a whole will not have a material adverse effect on the Company. See "Business -- Lodging Industry."

DEPENDENCE ON THE FRENCHMAN'S REEF

     The Company operates Marriott's Frenchman's Reef Hotel in the U.S. Virgin Islands (the "Frenchman's Reef"), which contributed approximately $4.3 million or 28.8% of the Company's 1993 interest income on mortgages and notes and comprised 12.2% of the Company's 1993 total assets. The Frenchman's Reef is currently operating under the jurisdiction of the U.S. bankruptcy court. Pursuant to a plan of reorganization, which is subject to confirmation by the bankruptcy court and has been consented to by all major creditors of the Frenchman's Reef (but not by all classes that are entitled to vote on such plan), the Company would assume ownership of the Frenchman's Reef. A group purporting to represent a significant number of limited partners has filed an objection to the disclosure statement related to such plan and seeks to replace the Frenchman's Reef's general partner with a new general partner that may seek to redirect the bankruptcy proceedings, including investigating the validity and priority of the Company's mortgages, in a manner that may be materially adverse to the Company. In light of this uncertainty, the Company intends to defend its positions and to pursue a foreclosure of its mortgages and has filed a motion with the bankruptcy court seeking to lift the stay of relief under the chapter 11 petition to permit a commencement of a foreclosure action. The motion is subject to approval by the Bankruptcy Court. Due to, among other factors, the contingent nature of bankruptcy proceedings, there can be no assurance of when and if any court approval will be obtained. In addition, the Company's management agreement with respect to the Frenchman's Reef could be rejected in connection with the bankruptcy case. The Company recognized management fees in 1993 of $842,000 related to the Frenchman's Reef. The Company had, as of December 31, 1993, $39.6 million of debt secured by the Company's mortgage on the Frenchman's Reef. The Company does not intend to obtain ownership of the Frenchman's Reef unless the lender of such debt consents. The Company has entered into discussions with the lender regarding revising the terms of such debt. The Frenchman's Reef's operating revenues have been adversely affected in recent years by a hurricane, airline insolvencies which caused disruption in airline service and the Persian Gulf War. Adverse developments with respect to the Frenchman's Reef may have a material adverse effect on the results of operations of the Company. See "Risk Factors -- Risks Associated with Other Assets," "Management's Discussion and Analysis of Financial Conditions and Results of Operations," "Business -- Lodging Operations -- Franchised Hotels" and "Business -- Other Assets."

RISKS ASSOCIATED WITH OTHER ASSETS

     The Company derived approximately 14.9% of its total revenues from Other Assets in 1993. A substantial portion of the Other Assets are fixed-rate mortgages and other notes receivable. Many of these mortgage notes are secured by hotel properties. The largest Other Asset is the Frenchman's Reef mortgage, which the Company is currently seeking to restructure. The Frenchman's Reef accounts for $50.0 million of the mortgage notes on the Company's balance sheet and has a face value of approximately $79.0 million (excluding accrued interest). The Company has restructured approximately $36.5 million of the remaining mortgages and notes generally to include senior, mandatory-payment notes which are reflected on the Company's balance sheet, and junior, accruing or cash flow-based notes, which are not reflected on the Company's balance sheet. Generally, the junior, accruing or cash flow-based notes represent the difference between the amount of the mortgage indebtedness at the time of the restructuring and the approximate fair value of the assets securing the other senior secured indebtedness of the hotel and the senior, mandatory-payment notes of the hotel. Although the Company believes that these senior mortgage notes generally do not exceed the current realizable value of the hotels they encumber, it believes that the senior and junior notes, together with other senior secured debt of the properties, do exceed such current realizable value. As a result, the junior, accruing or cash flow-based notes bear many of the characteristics and risks of operating hotel equity investments. The investments are subject to potential bankruptcy or insolvency proceedings by the owning entities in the event of a default. The Company does not control all capital investment decisions with respect to the hotels which secure the Other Assets, which may affect continued asset quality. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity -- and Capital Resources" and "Business -- Other Assets."

HOTEL DEVELOPMENT, ACQUISITION AND REPOSITIONING RISKS

     The Company is planning to undertake acquisitions and repositionings of certain hotels, and it is likely that the Company will develop or acquire other hotels in the future. Repositioning a hotel generally requires renovation and refurbishment of the exterior and interior of the building and may result in a change in brand name. The Company's strategy of building new hotels and acquiring hotels with turnaround and repositioning potential will subject the Company to pre-opening and pre-stabilization costs. As the Company opens additional Company-owned hotels, such start-up costs may adversely affect the Company's results of operations. Newly opened hotels historically begin with lower occupancy and room rates that improve over time. Company-owned hotels have historically attained stabilized operating levels within approximately 12 to 24 months of their opening. While the Company has in the past successfully opened new lodging facilities, there can be no assurance that the Company will be able to do so in the future. The Company anticipates that substantially all of its acquisition and repositioning activity in 1994 will be funded from existing cash balances, projected cash flow from operations, conversion of Other Assets to cash and a portion of the net proceeds of the Offering. Additionally, the Company may in the future incur mortgage financing on certain of its 15 unencumbered properties or enter into alliances with capital partners to provide additional funds for the development and acquisition of hotels to the extent such financing is available. See "Use of Proceeds." Acquisition and repositioning of hotels involves certain risks, including the possibility of construction cost overruns and delays, uncertainties as to market potential, market deterioration after commencement of the acquisition or repositioning, possible unavailability of financing on favorable terms and the emergence of market competition from unanticipated sources. Although the Company seeks to manage its acquisition and repositioning activities so as to minimize such risks, there can be no assurance that such projects will perform in accordance with the Company's expectations.

MANAGEMENT AGREEMENTS

     Terms of the management agreements vary but the majority are considered short-term and, therefore, there are risks associated with termination of these agreements. Eight Managed Hotels are in default on their mortgage debt and other obligations, including two Managed Hotels which are in default on mortgage notes receivable held by the Company. In such cases, the Company's management agreement could be terminated if, through foreclosure or otherwise, the owner loses possession of the Managed Hotel. However, the Company believes that in many of these instances these risks are mitigated due to its role as lender or provider of the Wellesley Inns brand name to the Managed Hotels. The Company has a significant interest as mortgagee in 12 of the Managed Hotels and holds other financial interests in 19 additional properties, which include subordinated mortgage or equity positions or licensing rights under the Wellesley Inns brand name. Of the 47 Managed Hotels, approximately $3.5 million of the Company's third-party management fee revenues derived from the Company's management agreements in 1993 are from partnerships controlled by four general partners, one of which is a related party. See "Risk Factors -- Dependence on the Frenchman's Reef."

DEPENDENCE ON KEY EMPLOYEES

     The Company is dependent on its President, Chief Executive Officer and Chairman of the Board, David A. Simon, its Executive Vice President and Chief Financial Officer, John M. Elwood, its Executive Vice President of Operations, Paul H. Hower, and on certain other key members of its executive management staff, the loss of whose services could have a material adverse effect on the Company's business and future operations. See "Management."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes are a new issue of securities for which there is currently no public market. There can be no assurance as to the liquidity of the market for the Notes that may develop, the ability of the holders to sell their Notes or the prices at which holders of the Notes would be able to sell their Notes. If a market for the Notes does develop, the Notes may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, performance of the Company, performance of the lodging sector and other factors. The Underwriters have informed the Company that they currently intend to make a market for the Notes. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Notes on any securities exchange. Therefore, no assurance can be given as to whether an active trading market will develop or be maintained for the Notes. See "Underwriting."

                                  THE COMPANY

     The Company is a leading independent hotel operating company with ownership or management of 86 full-service and limited-service Hotels in 19 states and one resort Hotel in the U.S. Virgin Islands. The Company's Hotels are generally moderately priced hotels which are designed to attract business and leisure travelers desiring quality accommodations at affordable prices. Located primarily in secondary and tertiary markets, the Hotels typically contain 100 to 200 guest rooms or suites and operate under franchise agreements with national hotel chains or under the Company's proprietary Wellesley Inns or AmeriSuites trade names. The Company has 40 Owned Hotels and 47 Managed Hotels. The Company holds significant mortgages or other financial interests in 12 of the 47 Managed Hotels. See "Prospectus Summary -- The Reorganization."

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "PDQ." The Company is a Delaware corporation incorporated in 1985. The principal office of the Company is 700 Route 46 East, Fairfield, New Jersey 07007-2700 and its telephone number is (201) 882-1010.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby are estimated to be $96.2 million after deducting the estimated expenses related to the Offering. The Company intends to use the net proceeds from the Offering to repay its Senior Secured Notes and Junior Secured Notes in full and to retain the remainder of the net proceeds for general working capital purposes, which the Company currently intends will include acquisitions, refurbishments and repositionings of hotels. As of March 15, 1994, the Company had outstanding $26.4 million of Senior Secured Notes and $53.1 million of Junior Secured Notes. The Company is prepaying debt with the proceeds of this Offering in order to obtain relief from restrictive covenants that, among other things, limit the amount of capital that may be invested in acquisition or development of new hotels and to increase its flexibility in the management of the Other Assets, some of which collateralize the Company's Senior Secured Notes and the Junior Secured Notes. In anticipation of the Offering, the Company may use cash on hand and proceeds from the Rose and Cohen Settlement to prepay the indebtedness described above prior to the closing of the Offering. If the Company were to prepay the Senior Secured Notes prior to the Offering, the net proceeds from the Offering available for general working capital purposes would be $43.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset Realizations."

     The Senior Secured Notes were issued in two series: the fixed rate series which bears interest at the rate of 8.2% per annum ($10.3 million outstanding as of March 15, 1994) and the adjustable rate series which bears interest at the "prime rate" reported by Chemical Bank plus 0.5% per annum up to a maximum of 10.0% ($16.1 million outstanding as of March 15, 1994) . The interest rate on the adjustable rate series was 6.5% at December 31, 1993. The Junior Secured Notes bear interest at the rate of 9.2% per annum ($53.1 million outstanding as of March 15, 1994). The Senior Secured Notes and the Junior Secured Notes are scheduled to mature on July 31, 1997 and July 31, 2000, respectively.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1993, and as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom and the purchase by the Company of $7.2 million of Senior Secured Notes and Junior Secured Notes as of March 15, 1994. This table should be read in conjunction with the Consolidated Financial Statements and notes thereto included and incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                     (DOLLARS IN THOUSANDS)
    Current portion of debt(1)....................................  $ 19,282      $  19,282
                                                                    --------     -----------
    Long-term debt, excluding current installments:
      Senior Secured Notes........................................    33,152             --
      Junior Secured Notes........................................    53,531             --
      Notes and Mortgages payable, less current portion(2)........    81,935         81,935
      Senior Subordinated Notes due 2004..........................        --        100,000
                                                                    --------     -----------
              Total long-term debt(2).............................   168,618        181,935
    Shareholders' equity..........................................   171,364        171,364
                                                                    --------     -----------
              Total capitalization................................  $359,264      $ 372,581
                                                                    --------     -----------
                                                                    --------     -----------

- ---------------
(1) Includes $14.3 million of debt of Suites of America, which as of the Issuance Date initially will be an Unrestricted Subsidiary and which debt is non-recourse to the Company.

(2) Includes $9.1 million of debt of Suites of America, which as of the Issuance Date initially will be an Unrestricted Subsidiary and which debt is non-recourse to the Company.

                       RECENT CONSOLIDATED FINANCIAL DATA

     As of the Effective Date the Company adopted "fresh start" reporting and the purchase method of accounting was applied, adjusting the carrying value of the Company's assets on the balance sheet to approximate fair market value at that date. Liabilities were recorded at face value, which approximated the present value of amounts to be paid based on specified interest rates. See "Prospectus Summary -- The Reorganization." Subsequent to the Effective Date, the Company also changed its fiscal year end from June 30 to December 31. The table below presents selected consolidated financial data derived from the Company's historical financial statements as of and for the year ended December 31, 1993 and as of and for the five month period ended December 31, 1992. The following data includes information with respect to eight AmeriSuites Owned Hotels owned by Suites of America, which as of the Issuance Date initially will be an Unrestricted Subsidiary pursuant to the Indenture. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data of the Company and its Predecessor" and the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Prospectus.

                                                                      POST-REORGANIZATION
                                                            ---------------------------------------
                                                                       AS OF AND FOR THE
                                                            ---------------------------------------
                                                            FIVE MONTHS ENDED        YEAR ENDED
                                                            DECEMBER 31, 1992     DECEMBER 31, 1993
                                                            -----------------     -----------------
                                                                    (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA(1):
  Revenues:
     Rooms................................................      $  24,639             $  69,487
     Food and beverage....................................          4,598                12,270
     Management and other fees............................          5,000                10,831
     Interest on mortgages and notes receivable...........          6,335                14,765
     Rental and other.....................................            762                 1,507
                                                            -----------------     -----------------
          Total revenues..................................         41,334               108,860
                                                            -----------------     -----------------
  Costs and expenses:
     Direct hotel operating expenses:
       Rooms..............................................          6,952                19,456
       Food and beverage..................................          4,027                10,230
       Selling and general................................          7,811                20,429
     Occupancy and other operating........................          4,351                11,047
     General and administrative...........................          5,929                15,685
     Depreciation and amortization........................          2,918                 7,117
                                                            -----------------     -----------------
          Total costs and expenses........................         31,988                83,964
                                                            -----------------     -----------------
     Operating income.....................................          9,346                24,896
     Interest income on cash investments..................            693                 1,267
     Interest expense(2)..................................         (7,718)              (16,116)
     Other income.........................................             --                 3,809
                                                            -----------------     -----------------
     Income before income taxes and extraordinary items...          2,321                13,856
     Provision for income taxes...........................            928                 5,681
                                                            -----------------     -----------------
     Income before extraordinary items....................          1,393                 8,175
     Extraordinary items -- gains on discharges of
       indebtedness
       (net of income taxes of $2,772)....................             --                 3,989
                                                            -----------------     -----------------
     Net income(3)........................................      $   1,393             $  12,164
                                                            -----------------     -----------------
                                                            -----------------     -----------------

                                                                      POST-REORGANIZATION
                                                            ---------------------------------------
                                                                       AS OF AND FOR THE
                                                            ---------------------------------------
                                                            FIVE MONTHS ENDED        YEAR ENDED
                                                            DECEMBER 31, 1992     DECEMBER 31, 1993
                                                            -----------------     -----------------
                                                                    (DOLLARS IN THOUSANDS)
  DATA(1):EBITDA before extraordinary items(4)............      $  12,264             $  32,013
  Capital expenditures....................................          1,803                14,346
MARGIN AND RATIO DATA(1):
  EBITDA margin...........................................           29.7%                 29.4%
  Fixed charge coverage ratio(5)..........................           1.68                  2.24
  Ratio of EBITDA to interest.............................           1.59                  1.99
  Ratio of earnings to fixed charges(6)...................           1.28                  1.77
BALANCE SHEET DATA(1):
  Cash and cash equivalents...............................      $  36,616             $  41,569
  Property, equipment and leasehold improvements..........        162,797               172,786
  Mortgages and other notes receivable, net of current
     portion..............................................        165,654               163,033
  Total assets............................................        403,314               410,685
  Current portion of debt.................................         18,275                19,282
  Long-term debt, net of current portion..................        192,913               168,618
  Stockholders' equity....................................        137,782               171,364

- ---------------
(1) Includes data with respect to eight AmeriSuites which are owned by Suites of America, which as of the Issuance Date initially will be an Unrestricted Subsidiary pursuant to the Indenture. In the five months ended December 31, 1992 and the year ended December 31, 1993, respectively, Suites of America contributed $4.1 million and $11.7 million to total revenues, $3.6 million and $9.2 million to total costs and expenses, $500,000 and $1.6 million to interest expense, none and $500,000 to net income, $1.1 million and $4.1 million to EBITDA before extraordinary items, $300,000 and $300,000 to cash and cash equivalents, $39.5 million and $47.4 million to property, equipment and leasehold improvements, none to mortgages and other notes receivable, net of current portion, $40.3 million and $48.6 million to total assets, $9.9 million and $14.3 million to current portion of debt, $5.1 million and $9.1 million to long-term debt, net of current portion, and $21.5 million and $24.2 million to stockholders' equity.

(2) The Company's pro forma interest expense for fiscal year 1993 would have been $18.5 million. Pro forma interest expense gives effect to the issuance of the Notes at an assumed interest rate of 10 1/4% and the use of net proceeds from the offering to repay the Senior Secured Notes in full and the Junior Secured Notes in full at the beginning of the 1993.

(3) Includes extraordinary items (gains on discharges of indebtedness, net of income taxes of $2.8 million) of $4.0 million.

(4) EBITDA represents earnings before extraordinary items, net interest expense, provision for income taxes (if applicable) and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA data, which are not a measure of financial performance under generally accepted accounting principles, are presented because such data are used by certain investors to determine the Company's ability to meet historical debt service requirements. Such data should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(5) As defined in the Indenture but including data related to Suites of America. If data relating to Suites of America were excluded, the fixed charge coverage ratio would have been 1.63 and 2.21 for the five months ended December 31, 1992 and the year ended December 31, 1993.

(6) Earnings used in computing the ratio of earnings to fixed charges consists of income before income taxes and extraordinary items. Fixed charges consists of interest expense and that portion of rental expense representative of interest (deemed to be one third of rental expense).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is the successor in interest to PMI, which emerged from chapter 11 reorganization on the Effective Date. During its approximately two-year reorganization, PMI restructured its assets, operations and capital structure. As a result, the Company (i) eliminated numerous unprofitable lease and management agreements, (ii) revalued its assets to reflect the then approximate current fair market value of such assets on its financial statements and (iii) reduced its liabilities by approximately $500 million. On the Effective Date, the Company emerged from chapter 11 reorganization with 75 owned or managed hotels (as compared to 141 hotels prior to the chapter 11 reorganization), $135.6 million of total equity and $266.4 million of long-term debt.

     Since the Effective Date, the Company has taken the following actions to further strengthen its operations and financial condition:

     - Reduced overhead costs, reconstituted its management team and recruited new senior management to the Company that is responsible to a new, independent board of directors;

     - Converted a portion of its notes, mortgages and other assets to cash or hotel operating assets that provided the Company with approximately $61.0 million in cash and six operating hotel properties obtained through settlements or lease expirations;

     - Repaid approximately $87.0 million of its long-term debt using the cash proceeds from conversions of other assets, tax refunds and income generated from Hotel operations;

     - Formulated and began implementing a hotel development and improvement plan pursuant to which the Company purchased one full-service hotel and built one new Wellesley Inn in 1993; and

     - Allocated more than 6.0% of its hotel revenues during this period to enhance the product quality and market position of its existing Hotels, including repositioning eight Hotels and changing the franchise affiliations of four of such Hotels.

     The following table sets forth certain operating data for the five year period ended December 31, 1993 with respect to the 41 Owned Hotels that were in the Company's portfolio on December 31, 1993 since the later of the year in which they were acquired or January 1, 1989. The data includes full year operating results for hotels that the Company previously managed and then acquired during the year.

                                            1989       1990(1)     1991(1)     1992(1)     1993(1)
                                           -------     -------     -------     -------     -------
                                           (DOLLARS IN THOUSANDS, EXCEPT ADR AND PER ROOM DATA)
Number of locations......................       21          31          32          35          41
Number of rooms..........................    2,545       3,953       4,083       4,425       5,145
Occupancy %..............................     67.8%       65.9%       66.6%       68.0%       70.0%
ADR......................................  $ 59.19     $ 55.88     $ 53.60     $ 54.83     $ 56.01
REVPAR...................................  $ 40.10     $ 36.80     $ 35.68     $ 37.30     $ 39.19
Room revenues............................  $29,809     $44,101     $51,774     $57,992     $66,721
Total hotel revenues.....................  $43,090     $59,437     $68,137     $74,162     $83,652
Gross operating profit...................  $17,741     $25,312     $26,798     $26,607     $31,997
Gross operating profit %.................     41.2%       42.6%       39.3%       35.9%       38.2%

- ---------------
(1) Includes information relating to Suites of America, which owns eight AmeriSuites and as of the Issuance Date initially will be an Unrestricted Subsidiary pursuant to the Indenture. Suites of America owned no AmeriSuites in 1989 and three, four, six and eight AmerSuites in 1990, 1991, 1992 and 1993, respectively. See "Business -- Lodging Operations AmeriSuites."

     The Company's operating results for the five-year period from 1989 to 1993 were principally impacted by the overall trends in the U.S. lodging industry. In 1990 and 1991, occupancy and ADR declined due to the oversupply of hotel rooms and the weakness in demand due to the general slowdown in the U.S. economy. Beginning in 1992, the demand for hotel rooms increased primarily due to improved economic conditions in the United States. Coupled with the lack of new hotel supply, occupancy, ADR and REVPAR improved. In 1993, occupancy, ADR and REVPAR continued to rise due to improving industry fundamentals, the stabilization of the Company's Wellesley Inns and AmeriSuites and the positive effects of the capital investments made by the Company to improve product quality through repositionings of hotels.

     Over the five-year period ended December 31, 1993, gross operating profit was most affected by (i) the mix of the Company's limited-service hotels as compared to full-service hotels, (ii) labor and related costs and (iii) strategic marketing initiatives. The five Wellesley Inns added to the Company's portfolio generated high gross operating margins and allowed the Company to increase margins in 1990 despite a difficult economic environment. In 1991 and 1992, the positive impact on gross operating profits from the addition of the Wellesley Inns were offset by (i) above inflation rate increases in direct hotel labor and related expenses (including wages, health care benefits and workman's compensation), (ii) the Company's decision to increase advertising and promotions (including hiring additional sales staff, providing additional guest services such as enhanced continental breakfasts and increasing outdoor advertising and direct mail marketing campaigns) and (iii) the reallocation of previously centralized costs to specific hotels. In 1993, gross operating profit improved primarily due to the stabilization of labor and related costs and increased sales volumes. Given the current positive industry fundamentals and the Company's proposed new hotel development and acquisition refurbishment programs, the Company believes it will continue to benefit from operating leverage.

RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992.

     The Company implemented "fresh start" reporting in accordance with Statement of Position 90-7 of the American Institute of Certified Public Accountants upon its emergence from reorganization on the Effective Date. Under "fresh start" reporting, the purchase method of accounting was used and the assets and liabilities of the Company were restated to reflect their approximate fair value at the Effective Date. In addition, during the reorganization period (September 18, 1990 to the Effective Date), the Company's financial statements were prepared under accounting principles for entities in reorganization which includes reporting interest expense only to the extent paid and recording transactions and events directly associated with the reorganization proceedings. Accordingly, the consolidated financial statements of the Company are not comparable in all material respects to any such financial statement as of any date or for any period prior to the Effective Date. Subsequent to the Effective Date, the Company elected to change its fiscal year end from June 30 to December 31.

     For purposes of an analysis of the results of operations, comparisons of the Company's results of operations for the year ended December 31, 1993 to the prior year are made only when, in management's opinion, such comparisons are meaningful. Prior to the Effective Date, the Company did not employ "fresh start" reporting thereby making comparisons of certain financial statement data prior to such date less meaningful. The financial information set forth below presents the revenues and expenses which can be compared. The table excludes the items which were impacted by the changes in accounting such as interest expense, occupancy and other operating expense and depreciation expense for the years ended December 31, 1992 and 1993. The financial information should be read in conjunction with the consolidated financial statements of the Company included elsewhere in this report. Since the Company changed its fiscal year in 1992, management has compiled unaudited data for the calendar year ended December 31, 1992.

     The direct revenues and expenses of the Owned Hotels are classified into three categories: comparable hotels, new hotels and divested hotels. The following discussion focuses primarily on the 29 comparable hotel properties which were owned or leased by the Company during the entire two years presented. The 12 hotels classified as new hotels are composed of four new AmeriSuites hotels which were opened after December 31, 1991, a full-service Ramada Inn in Meriden, Connecticut which was purchased in July 1993, a newly constructed Wellesley Inn in Orlando, Florida which opened in November 1993 and six hotel properties which were added through settlements of mortgages and notes receivable and lease expirations. The hotels classified as divested hotels are composed of three hotel properties divested primarily as a result of property restructurings in 1992 and the Holiday Inn in Milford, Connecticut which was sold in September 1993.

                                                                             YEARS ENDED
                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                        1992            1993
                                                                       -------         -------
                                                                       (DOLLARS IN THOUSANDS,
                                                                       EXCEPT FOR STATISTICAL
                                                                       INFORMATION)
Room revenues:
  Comparable hotels..................................................  $51,679         $55,219
  New hotels.........................................................    2,001          12,941
  Divested hotels....................................................    8,699           1,327
                                                                       -------         -------
          Total......................................................   62,379          69,487
Food and beverage revenues:
  Comparable hotels..................................................    9,549          10,055
  New hotels.........................................................       91           2,032
  Divested hotels....................................................    3,422             183
                                                                       -------         -------
          Total......................................................   13,062          12,270
Management fees......................................................   11,452          10,831
Interest income......................................................   20,063          14,765
Rental and other revenue.............................................    2,232           1,507
Direct room expenses:
  Comparable hotels..................................................   14,003          14,848
  New hotels.........................................................      574           4,115
  Divested hotels....................................................    3,281             493
                                                                       -------         -------
          Total......................................................   17,858          19,456
Direct food and beverage expenses:
  Comparable hotels..................................................    8,278           8,480
  New hotels.........................................................       78           1,504
  Divested hotels....................................................    3,046             246
                                                                       -------         -------
          Total......................................................   11,402          10,230
Direct selling and general hotel expenses:
  Comparable hotels..................................................   16,004          16,200
  New hotels.........................................................      541           3,860
  Divested hotels....................................................    5,574             369
                                                                       -------         -------
          Total......................................................   22,119          20,429
General and administrative expenses..................................   17,162          15,685
Other income.........................................................       --           3,809
Extraordinary items (pre-tax)........................................       --           6,761
Statistical information:
  Comparable hotels:
     Average occupancy %.............................................    68.11%          72.15%
     ADR.............................................................  $ 54.66         $ 55.96
  New hotels:
     Average occupancy %.............................................    50.67%          63.86%
     ADR.............................................................  $ 55.59         $ 57.17

     Room revenues increased by $7.1 million or 11.4% for the year ended December 31, 1993 over the prior year due to the impact of new hotels and improved occupancy and room rates at comparable hotels. The increase was partially offset by a decrease in room revenues as a result of the divestiture of hotels. Room revenues for comparable hotels increased by $3.5 million or 6.8% for the year ended December 31, 1993 compared to the prior year. The increase was primarily due to improved occupancy which increased 5.9% in 1993 reflecting improved economic conditions and the limited new construction of hotels. Average daily room rates were slightly higher in the year ended December 31, 1993 compared to the prior year, increasing by $1.30 or 2.4% over the prior year. The Company's comparable full-service hotels had an average occupancy of 69.3% for the year ended December 31, 1993 as compared to 65.2% in 1992. Average occupancy at the seven comparable Wellesley Inns in Florida remained relatively stable at approximately 90% while average occupancy at the three comparable Wellesley Inns in the Northeast increased to 73.4% for the year ended December 31, 1993 from 61.3% in 1992 primarily as a result of improved direct marketing efforts. Significant occupancy increases were also reported at the four comparable AmeriSuites hotels all of which were opened within the past four years. The average occupancy at the comparable AmeriSuites hotels increased to 67.7% for the year ended December 31, 1993 from 63.7% in 1992 reflecting stabilization of these hotels and their increased recognition in the market.

     Food and beverage revenues decreased by $792,000 or 6.1% for the year ended December 31, 1993 as compared to 1992 because all of the divested hotels contained food and beverage operations while many of the new hotels are limited-service hotels. Food and beverage revenues for comparable hotels increased by 5.3% for the year ended December 31, 1993 compared to the prior year primarily as a result of increased beverage revenues at the Company's sports lounges located in two Franchised Hotels.

     Management and other fees consist of base and incentive fees earned under management agreements, fees for additional services rendered to Managed Hotels and sales commissions earned by the Company's national sales group, Market Segments, Inc. The base and incentive fees comprise approximately 60% or $6.5 million of total management and other fees for the year ended December 31, 1993. Management and other fees decreased by $621,000 for the year ended December 31, 1993 as compared to the prior year primarily due to a decrease in charges for additional services. In addition, during the year ended December 31, 1993, the number of Managed Hotels declined by five due to property divestitures by independent owners, two of which were acquired by the Company. The decreases have been partially offset by increases in management fees attributable to increased hotel occupancies and higher incentive related performance fees.

     Interest income on mortgages and notes decreased by $5.3 million for the year ended December 31, 1993 as compared to the prior year primarily due to the Company's early collection of a note receivable with a face amount of $58.0 million in August 1992. Interest income for the year ended December 31, 1993 primarily related to mortgages secured by 12 Managed Hotels. Approximately $4.3 million or 28.8% of interest income is derived from the Company's $50 million note receivable secured by the Frenchman's Reef. For the year ended December 31, 1993, operating profits improved for the Frenchman's Reef over the prior year due to the stronger economy, the new affiliation with Marriott and product improvements and cost controls at the hotel. The Company's proposed mortgage restructuring is intended to provide the Company with ownership and control of the Frenchman's Reef. If consummated, the impact of this restructuring on operating income is expected to be minimal as direct revenues, expenses and depreciation would increase and interest income would decrease. In the year ended December 31, 1993, interest income also includes $976,000 recognized on subordinated mortgages which have been assigned no value on the Company's balance sheet due to substantial doubts as to their recoverability. These subordinated mortgages generated interest income primarily due to declines in interest rates on the variable rate mortgages senior to the Company's positions on these hotels. See "Risk Factors Dependence on the Frenchman's Reef," "Risk Factors Risks Associated with Other Assets" and Note 3 to Notes to the Consolidated Financial Statements.

     Direct room expenses increased by $1.6 million or 9.0% for the year ended December 31, 1993 over the prior year, as the increased occupancy of the comparable hotels combined with the new hotels more than offset the impact of the divested full-service hotels. Direct room expenses for comparable hotels increased by 6.0% for the year ended December 31, 1993 over the prior year primarily due to increased expenses associated with the higher occupancy levels including payroll costs, guest room supplies and reservation fees. In addition, the increase is also attributable to higher health benefits and worker's compensation expenses which have risen faster than the general inflation rate over the past three years. Direct room expenses as a percentage of room revenues decreased to 28.0% in 1993 as compared to 28.6% in 1992 primarily due to the impact of the divested hotels. Direct room expenses as a percentage of room revenues for comparable hotels were approximately 27% in 1993 and 1992 as the Company was able to increase room rates to offset the increases in costs.

     Direct food and beverage expenses decreased by $1.2 million or 10.3% primarily due to the impact of divested full-service hotels. Direct food and beverage expenses for comparable Hotels increased by 2.4% for the year ended December 31, 1993 over the prior year. Direct food and beverage expenses as a percentage of food and beverage revenues for comparable hotels decreased to 84.3% for the year ended December 31, 1993 as compared to 86.7% for the year ended December 31, 1992. This improvement reflects the increase in beverage sales which have a lower cost of sales percentage versus food sales.

     Direct selling and general expenses consist primarily of hotel expenses which are not specifically allocated to rooms or food and beverage activities such as administration, selling and advertising, utilities and repairs and maintenance. Direct selling and general expenses decreased by $1.7 million or 7.6% as the divested hotels were all full-service operations which generally require increased overhead to support food and beverage operations. Direct selling and general expenses for comparable Hotels increased by only 1.2% for the year ended December 31, 1993 over the prior year primarily due to the restructuring of the Company's centralized operations which eliminated certain allocated central office charges. These cost savings were offset by higher utility charges as a result of the unusually warm summer in 1993.

     General and administrative expenses consist primarily of centralized management expenses such as operations management, sales and marketing, finance and hotel support services associated with operating both the Owned and Managed Hotels and general corporate expenses. For the year ended December 31, 1993, general and administrative expenses consisted of $11.7 million of centralized management expenses and $4.0 million in general corporate expenses. General and administrative expenses decreased by $1.5 million or 8.6% for the year ended December 31, 1993 as compared to the prior year primarily due to the restructuring of the Company's centralized management operations in February 1993 which eliminated approximately $2.5 million of annual costs.

     Other income consists primarily of a gain on the sale of a hotel of $1.0 million, settlement of closing adjustments of $625,000 related to the sale of a hotel in a prior year, interest of $1.2 million received as part of a federal tax refund and $500,000 received in settlement of prior year's fees on a Managed Hotel.

     The pre-tax extraordinary gains of $6.8 million in 1993 relate to the repurchase of debt. Pretax extraordinary gains of approximately $187,000 will be recognized in the first quarter of 1994 related to additional repurchases. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

LIQUIDITY AND CAPITAL RESOURCES

     The Company believes that it has sufficient financial resources to provide for its working capital needs, capital expenditures and debt service obligations in 1994. The Company anticipates meeting its future capital needs through a combination of existing cash balances, projected cash flow from operations, conversion of Other Assets to cash, and a portion of the proceeds from this Offering. Additionally, the Company may in the future incur mortgage financing on certain of its 15 unencumbered properties or enter into alliances with capital partners to provide additional funds for the development and acquisition of hotels to the extent such financing is available. At December 31, 1993, the Company had cash and cash equivalents of $41.6 million and restricted cash of $11.0 million, which was primarily collateral for various debt obligations.

     Cash flow from operations was approximately $19.7 million for the year ended December 31, 1993. Cash flow from operations exceeded income before extraordinary items of $8.2 million due to non-cash items such as depreciation and amortization of $7.1 million and the utilization of net operating loss carryforwards ("NOL's") of $4.5 million. At December 31, 1993, the Company has NOL's relating to its predecessor, PMI, of approximately $121.0 million which, subject to annual limitations, expire beginning in 2005 and continuing through 2008.

     The Company's other major sources of cash for the year ended December 31, 1993 were proceeds from asset settlements and scheduled collections of mortgages and notes receivable of $10.9 million and refunds of Federal income taxes of $17.7 million (of which approximately $1.2 million related to interest and was recorded as other income) related to PMI.

     The Company's major uses of cash for the year ended December 31, 1993 were debt repurchases and required principal payments of $30.9 million and capital expenditures of $14.3 million. During 1993, the Company repurchased $500,000 of its Senior Secured Notes, $16.5 million of its Junior Secured Notes and $8.8 million of its mortgage notes payable for an aggregate purchase price of $19.0 million. The repurchases were funded through internal sources of $17.5 million and additional borrowings of $1.5 million. As of March 15, 1994, the Company had repurchased during 1994 $7.2 million of its Senior Secured Notes and

Junior Secured Notes for an aggregate purchase price of $7.0 million. During the first quarter of 1994, the Company also purchased through a third party agent approximately $5.2 million of its Senior Secured and Junior Secured Notes for aggregate consideration of $4.8 million. These notes are currently held by the third party agent and have not been retired due to certain restrictions under the note agreements. The purchases will be recorded as investments on the Company's balance sheet and no gain will be recorded on these transactions by the Company until the notes mature or are redeemed.

     The Company has a fully-secured demand credit agreement which permits borrowing of up to $5.0 million. This facility is supported by a certificate of deposit which is maintained by the lender.

     The Company currently has debt obligations of $19.3 million, $8.9 million and $42.8 million due in 1994, 1995, and 1996, respectively. Approximately $14.3 million, $5.0 million and $4.1 million of the debt due in 1994, 1995 and 1996, respectively, is owed by Suites of America. Of the approximately $14.3 million of Suites of America's debt due in 1994, approximately $9.2 is owed to ShoLodge and scheduled to mature in April 1994. The Company believes it will be able to refinance that debt with ShoLodge due to its relationship as a potential joint venture partner. Suites of America as of the Issuance Date initially will be an Unrestricted Subsidiary pursuant to the Indenture and its debt is non-recourse to the Company and the Company's other Restricted Subsidiaries. Upon exercise of an option by either the Company or ShoLodge under a joint venture agreement, ShoLodge will hold a 50% equity interest in Suites of America and $9.1 million of its debt will be converted into equity of the joint venture. The remaining debt owed to ShoLodge will become debt of the joint venture with a five-year maturity. In addition, the Company has $34.0 million of debt obligations related to the Frenchman's Reef due in December 1996. The Company believes it will be required to seek an extension of the maturity of such debt or refinance it. The debt is secured by a first mortgage note receivable held by its Company with a book value of $50.0 million. See "Risk Factors -- Dependence on the Frenchman's Reef," "Business -- Lodging Operations -- Franchised Hotels,"
"Business -- Lodging Operations -- AmeriSuites" and Note 9 to the Notes to the Consolidated Financial Statements.

     Capital Investments. The Company is implementing a hotel development and acquisition program, which focuses on its proprietary limited-service brands, Wellesley Inns and AmeriSuites, and on strategically positioned full-service hotels. In November 1993, the Company opened its newly constructed Wellesley Inn in Orlando, Florida. The Company is constructing a new Wellesley Inn in the Sawgrass section of Fort Lauderdale, Florida and has begun development of a Wellesley Inn site in Lakeland, Florida. The Company plans to acquire and convert two additional Wellesley Inns in 1994. The Company has also purchased a site in Tampa, Florida for planned construction of an AmeriSuites hotel. The Company plans to develop two additional AmeriSuites in 1994. The Company is also evaluating opportunities to acquire and rehabilitate existing full-service hotels either for its own portfolio or with investors. As part of the Company's full-service acquisition program, the Company acquired the Ramada Inn in Meriden, Connecticut in July 1993. The Company spent $7.8 million on its development and acquisition program in 1993. The Company anticipates capital spending for its hotel development and acquisition programs in 1994 will range between $35.0 million and $40.0 million. No assurance can be given that the Company will locate suitable acquisitions and therefore will complete such capital expenditures in 1994.

     The Company is pursuing a program of refurbishing its Owned Hotels and repositioning them in order to meet the local market's demand characteristics. In some instances, this may involve a change in franchise affiliation. The refurbishment and repositioning program primarily involves Hotels which the Company has recently acquired through mortgage foreclosures or settlements, lease evictions/terminations or acquisitions. In 1993, the Company spent approximately $5.0 million on capital improvements at its Owned Hotels, of which $2.5 million related to refurbishments and repositionings on eight Owned Hotels. The Company intends to spend approximately $7.1 million on capital improvements related to its refurbishment and repositioning program at its Owned Hotels in 1994. Of this amount, $5.1 million relates to refurbishments and repositionings on eight Owned Hotels, which includes five hotels that were being refurbished in 1993 and will continue to be refurbished in 1994.

     Asset Realizations. The Company continues to negotiate settlements with mortgage and note obligors, from which it anticipates receiving cash or operating hotel assets. The Company intends to use the cash proceeds from asset conversions for debt repayments and general corporate purposes.

     In June 1993, the Company reached a settlement of an adversary proceeding regarding a note and promissory guarantee commenced by a subsidiary of PMI during PMI's bankruptcy case (the "Rose and Cohen Settlement") with Allan V. Rose ("Rose") and Arthur G. Cohen ("Cohen"). The settlement provided for Rose or his affiliate to pay the Company the sum of $25.0 million, all of which was paid into escrow on February 25, 1994, plus proceeds from approximately 1.1 million shares of the Company's Common Stock held by Rose which will be liquidated over a period of time. The Rose and Cohen Settlement is subject to a claim on the entire amount by Financial Security Assurance, Inc. ("FSA"). All proceeds from the Rose and Cohen Settlement must continue to be held in escrow until the Company receives an order of the U.S. Bankruptcy Court for the Southern District of Florida determining the Company's exclusive right to the settlement proceeds. A trial was held on such claim in such court in January 1994. The Company expects an order to be issued by that court in the near future, which order will be subject to appeal. Assuming the Company receives a favorable order of the court before the consummation of this Offering, substantially all of the net proceeds will be used to repay the Senior Secured Notes and Junior Secured Notes.

     The Company has entered into a restructuring agreement relating to its mortgage notes receivable secured by the Frenchman's Reef with the general partner of the Frenchman's Reef Beach Associates ("FRBA"), the owner of the hotel. In conjunction with the agreement, FRBA filed a pre-negotiated chapter 11 petition in September 1993. The plan of reorganization dated October 21, 1993 provides for the Company to receive ownership and control of the hotel through a 100% equity interest in the reorganized FRBA. The plan also provides for the existing equity holders and any other impaired claim holders to participate in excess cash flow above specified levels and all administrative and unsecured trade claims incurred in the ordinary course of business to be paid in full. There can be no assurance that the plan will become effective. A group purporting to represent a significant number of limited partners has filed an objection to the disclosure statement related to such plan and seeks to replace the Frenchman's Reef's general partner with a new general partner that may seek to redirect the bankruptcy proceedings, including investigating the validity and priority of the Company's mortgages, in a way that may be materially adverse to the Company. In light of this uncertainty, the Company intends to defend its positions, and to pursue a foreclosure of its mortgages and has filed a motion with the bankruptcy court seeking to lift the stay of relief under the chapter 11 petition to permit a commencement of a foreclosure action. The motion is subject to approval by the Bankruptcy Court. Due to, among other factors, the contingent nature of bankruptcy proceedings, there can be no assurance of when and if any court approval will be obtained. In addition, the Company's management agreement with respect to the Frenchman's Reef could be rejected in connection with the bankruptcy case. The Company had, as of December 31, 1993, $39.6 million of debt secured by the Company's mortgage on the Frenchman's Reef. The Company does not intend to obtain ownership of the Frenchman's Reef unless the lender of such debt consents. The Company has entered into discussion with the lender regarding revising the terms of such debt. See "Risk
Factors -- Dependence on the Frenchman's Reef," "Management's Discussion and Analysis of Financial Conditions and Results of Operations,"
"Business -- Lodging Operations -- Franchised Hotels" and Note 3 to Notes to Consolidated Financial Statements.

     During 1993, the Company also collected a $5.0 million installment obligation related to the Baltimore Marriott hotel and received $4.0 million in settlement of a mortgage note secured by the East Brunswick, New Jersey Sheraton hotel. During 1993, the Company received the fee interest in a Ramada hotel in Danbury, Connecticut in settlement of its mortgage note receivable. The Company also acquired three hotels through lease expiration or foreclosure, one of which it is presently converting to a Shoney's Inn in Orlando, Florida. In September 1993, the Company sold the Holiday Inn in Milford, Connecticut for a net sales price of $2.4 million. After retiring the property's debt of $1.4 million, the Company received net cash proceeds of $1.0 million from the transaction.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                       OF THE COMPANY AND ITS PREDECESSOR

     The Company is the successor in interest to PMI. The Company implemented "fresh start" reporting pursuant to the Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" of the American Institute of Certified Public Accountants, as of the Effective Date. Accordingly, the consolidated financial statements of the Company are not comparable in all material respects to any such financial statement as of any date or any period prior to the Effective Date. Subsequent to the Effective Date, the Company changed its fiscal year end from June 30 to December 31. The table below presents selected consolidated financial data derived from: (i) the Company's historical financial statements for the year ended December 31, 1993,
(ii) the Company's historical financial statements as of and for the five month period ended December 31, 1992, (iii) the Company's "fresh start" balance sheet as of the Effective Date, and (iv) the historical consolidated financial statements of PMI for the one month ended July 31, 1992 and for each of the four years in the period ended June 30, 1992. The following data includes information with respect to eight AmeriSuites Owned Hotels owned by Suites of America, which as of the Issuance Date initially will be an Unrestricted Subsidiary pursuant to the Indenture. This data should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Prospectus.

                                                     PRE-REORGANIZATION                            POST-REORGANIZATION
                                 ----------------------------------------------------------   -----------------------------
                                                                                     AS OF AND FOR THE
                                                                                  ------------------------
                                                                                  ONE MONTH   FIVE MONTHS    AS OF AND FOR
                                     AS OF AND FOR THE YEAR ENDED JUNE 30,          ENDED        ENDED       THE YEAR ENDED
                                 ----------------------------------------------   JULY 31,    DECEMBER 31,    DECEMBER 31,
                                    1989      1990(1)(2)   1991(1)     1992(1)     1992(1)        1992            1993
                                 ----------   ---------   ---------   ---------   ---------   ------------   --------------
                                 (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Total revenues...............  $  315,189   $ 277,239   $ 205,699   $ 134,190   $  8,793      $ 41,334        $108,860
  Valuation writedowns and
    reserves...................      (9,398)   (240,855)    (59,149)    (62,123)   (13,000 )          --              --
  Reorganization items.........          --          --    (181,655)    (23,194)     1,796            --              --
  Income (loss) from continuing
    operations before
    extraordinary items(3).....      (6,630)   (280,387)   (246,110)    (71,965)   (10,274 )       1,393           8,175
  Extraordinary items -- gains
    on discharge of
    indebtedness (net of income
    taxes).....................          --          --          --          --    249,600            --           3,989
  Net income (loss)............      (6,630)   (267,075)   (227,188)    (71,965)   239,326         1,393          12,164
BALANCE SHEET DATA:
  Total assets.................   1,079,682     934,116     679,916     554,118    468,650       403,314         410,685
  Long-term debt, net of
    current portion............     422,828     368,925       2,851       8,921    204,438       192,913         168,618
  Stockholders' equity
    (deficiency)...............     334,014      66,681    (157,327)   (229,292)   135,600       137,782         171,364

- ---------------
(1) PMI filed for chapter 11 bankruptcy protection on September 18, 1990, at which time it owned or managed 141 hotels. During its approximately two-year reorganization, PMI restructured its assets, operations and capital structure. On the Effective Date, the Company emerged from chapter 11 reorganization with 75 owned or managed hotels (as compared to 141 owned or managed hotels prior to the chapter 11 reorganization), $135.6 million of stockholders' equity and $266.4 million of long-term debt.

(2) PMI effectively discontinued the operations of its franchise segment on July 1, 1990, with the sales of the Howard Johnson, Ramada and Rodeway franchise businesses in July 1990.

(3) Approximately $2.3 million, $28.0 million and $25.3 million of contractual interest expense during the one month ended July 31, 1992 and for the fiscal years ended June 30, 1992 and 1991, respectively, was not accrued and was not paid due to the chapter 11 proceeding.

                                    BUSINESS

     The Company is a leading independent hotel operating company with ownership or management of 86 full-service and limited-service Hotels in 19 states and one resort Hotel in the U.S. Virgin Islands. The Company's Hotels are generally moderately priced hotels which are designed to attract business and leisure travelers desiring quality accommodations at affordable prices. Located primarily in secondary and tertiary markets, the Hotels typically contain 100 to 200 guest rooms or suites and operate under franchise agreements with national hotel chains or under the Company's proprietary Wellesley Inns or AmeriSuites trade names. The Company has 40 Owned Hotels and 47 Managed Hotels. The Company holds significant mortgages or other financial interests in 12 of the 47 Managed Hotels.

     Wellesley Inns and AmeriSuites are limited-service hotels that primarily target the business traveler. Wellesley Inns are upper-economy hotels located in Florida, the Middle Atlantic and the Northeast United States, generally within short distances from restaurant facilities. AmeriSuites are all-suites hotels mainly situated near corporate office parks and major attractions in locations in the Southern and Central United States. The Company has entered into an agreement in which it or its joint venture partner may, if certain conditions are met, contribute its eight AmeriSuites to a joint venture of which it will be a 50% owner.

     As a leading domestic hotel operating company, the Company enjoys a number of operating advantages over other lodging companies. With 87 Hotels covering a number of price points and a broad geographic range, the Company possesses the critical mass to support sophisticated operating, marketing and financial systems. The Company believes that its array of central services permits on-site hotel general managers to focus effectively on providing guest services, results in economies of scale and helps generate above-market hotel profit margins. As a result of these operating efficiencies, the Company's Hotels generated average operating profit margins that exceeded comparable industry standards for 1992, as reported by industry sources, by approximately six percent for limited-service hotels and 16 percent for full-service hotels.

     In addition to its hotel operations, the Company owns a portfolio of Other Assets. As of December 31, 1993, the Other Assets included $115.3 million in notes related to the Managed Hotels, $50.0 million in other notes and $23.6 million in real estate. The Company intends over time to convert certain of these Other Assets to cash and hotel assets. In 1992 and 1993, the Company converted $46.2 million and $14.6 million, respectively, of other assets to cash and added six operating hotel assets through settlements and lease terminations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Lodging Operations -- Franchised Hotels" and
"Business -- Other Assets."

LODGING INDUSTRY

     As of December 31, 1993, there were approximately 3.1 million hotel rooms in the United States. During the past decade, approximately 742,000 rooms were added to the hotel industry, producing a 3.1% annual growth rate. However, subsequent to 1990, the growth rate of new construction diminished significantly, with only an estimated 40,000 rooms added in 1992 (for a growth rate of 1.3%) and 31,000 rooms added in 1993 (for a growth rate of 1.0%). Such decreases in supply, coupled with increases in demand in 1992 and 1993 generally have resulted in improved operating results for domestic hotels. The improvement in industry fundamentals has contributed to higher occupancy percentages and room rates for the domestic hotel industry, including the Company. Over the next three years industry analysts project national demand for hotel rooms to grow at a 3% to 4% annual rate due to an improved economic environment while supply growth will be negligible. Such projections also call for increases in occupancy and room rates.

     The following table sets forth industry data for 1992 and 1993 as to (i) the average occupancy, (ii) the average room rate, (iii) REVPAR and (iv) the percentage change of supply and demand. The table includes further industry information relative to the Company's principal operating regions and types of accommodations.

                            LODGING INDUSTRY PROFILE

                                   AVERAGE             AVERAGE                             % CHANGE
                                  OCCUPANCY           ROOM RATE           REVPAR           1992-1993
                                -------------     -----------------   ---------------   ---------------
           SEGMENT              1992     1993      1992      1993      1992     1993    SUPPLY   DEMAND
- ------------------------------  ----     ----     -------   -------   ------   ------   ------   ------
U.S. Industry.................  61.9%    63.7%    $ 59.62   $ 60.99   $36.90   $38.85     1.0%     4.0%
By Region:
  Middle Atlantic(1)..........  61.8%    64.4%    $ 77.03   $ 77.48   $47.60   $49.90     0.6%     4.8%
  South Atlantic..............  62.7%    64.8%    $ 59.29   $ 60.92   $37.17   $39.48     0.7%     4.1%
By Service:
  Luxury......................  67.4%    69.6%    $104.77   $106.86   $70.61   $74.37     2.0%     5.2%
  Upscale.....................  64.7%    66.0%    $ 73.11   $ 74.47   $47.30   $49.15     0.9%     2.9%
  Mid-Price...................  62.9%    63.9%    $ 53.98   $ 54.77   $33.95   $35.00     1.4%     2.9%
  Economy.....................  61.4%    61.9%    $ 43.76   $ 43.68   $26.87   $27.04     0.8%     1.6%
  Budget......................  59.9%    59.3%    $ 33.07   $ 33.68   $19.81   $19.97     0.3%    -0.7%

- ---------------
Source: Smith Travel Lodging Outlook, February 1994.

(1) Middle Atlantic includes New Jersey, New York and Pennsylvania.

STRATEGY

     The Company believes that its equity ownership in the Hotels has generated attractive yields and therefore it seeks to expand its role as equity owner. As an owner/operator of hotels, the Company has control over hotel product quality and service and benefits directly from both improving industry fundamentals and its ability to improve individual hotel operating performance. The Company's strategy to meet the foregoing objective and achieve sustainable earnings growth has five key elements:

     - Expand Proprietary Hotel Chains. The Company believes that its two proprietary hotel brands, Wellesley Inns and AmeriSuites, are well positioned in attractive segments of the lodging industry. The Company plans to continue the expansion of the Wellesley Inns chain in the Southeast, the Middle Atlantic and the Northeast United States through development of new hotels and the acquisition and conversion of existing hotels. The Company also intends to expand the AmeriSuites chain through development of new hotels in business and corporate markets throughout the country.

     - Acquire and Reposition Hotels. The Company believes short-term opportunities exist to acquire and reposition hotels at attractive multiples of cash flow or at significant discounts to replacement values. Generally, this strategy requires investment of additional capital to improve product quality and implementation of marketing and operating systems to enhance market position and improve operating performance.

     - Refurbish and Improve Operations at Existing Company-owned
       Hotels. During the last two years, the Company has acquired operating control of six Hotels through mortgage foreclosures, lease termination/evictions or acquisitions. The Company is pursuing a program of refurbishing, repositioning and, in some instances, changing the franchise affiliation of these recently acquired Hotels as well as other Hotels in the Company's portfolio.

     - Expand Management Service Operations. The Company seeks to expand the number of Managed Hotels as a complement to its core hotel ownership operations. The Company believes that its management services business provides profit opportunities without significant capital investment or incremental costs.

     - Monetize or Convert Other Assets. The Company is currently seeking to monetize or convert Other Assets to hotel operating assets and cash. The Company converted $46.2 million and $14.6 million of other assets in 1992 and 1993 to cash and added six operating hotels through settlements and lease terminations. The Company presently is attempting to convert Other Assets which presently carry a book value of $75.0 million, to approximately $50.0 million in operating assets with respect to the Frenchman's Reef and $32.0 million in cash from the Rose and Cohen Settlement, of which $25.0 million represents cash held in escrow as settlement for notes receivable and an estimated $7.0 million from the proceeds of the sale of 1.1 million shares of the Company's Common Stock held by Rose. See "Risk Factors -- Dependence on the Frenchman's Reefs," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Lodging Operations -- Franchised Hotels" and "Business -- Other Assets."

       LODGING OPERATIONS

     The Hotels are located in 19 states and the U.S. Virgin Islands and contain a total of 13,011 rooms. Hotel size generally ranges between 100 to 200 guest rooms or suites. The Hotels are operated primarily under franchise agreements with national chains including Marriott, Radisson, Sheraton, Holiday Inn, Ramada and Howard Johnson trade names and under the proprietary trade names Wellesley Inns and AmeriSuites. The Hotels generally serve secondary and tertiary markets and focus primarily on the business traveler customer base. The following table sets forth information with respect to the Owned and Managed Hotels as of March 1, 1994:

                                                               MANAGED WITH
                                                               SIGNIFICANT
                                            OWNED(1)           INTEREST(2)         OTHER MANAGED             TOTAL
                                        ----------------     ----------------     ----------------     -----------------
                                        HOTELS     ROOMS     HOTELS     ROOMS     HOTELS     ROOMS     HOTELS     ROOMS
                                        ------     -----     ------     -----     ------     -----     ------     ------
Wellesley Inn.........................    11       1,157        5        478        11       1,031       27       2,666
AmeriSuites(3)........................     8        993         0          0         0          0         8         993
Marriott..............................     0          0         1        517         1        525         2       1,042
Radisson..............................     0          0         1        204         1        192         2         396
Sheraton..............................     2        364         0          0         1        225         3         589
Holiday Inn...........................     2        363         1        158         4        827         7       1,348
Ramada................................     7       1,031        2        423        12       2,483       21       3,937
Howard Johnson........................     8        846         2        361         4        515        14       1,722
Other.................................     2        228         0          0         1         90         3         318
                                          --       -----       --       -----       --       -----       --       ------
        TOTAL.........................    40       4,982       12       2,141       35       5,888       87       13,011
                                          --       -----       --       -----       --       -----       --       ------
                                          --       -----       --       -----       --       -----       --       ------

- ---------------
(1) Of the 40 Owned Hotels, ten are leased.

(2) Twelve Managed Hotels in which the Company holds a significant mortgage on the property.

(3) The AmeriSuites presently owned by the Company are managed by ShoLodge.

     The following table sets forth for the five years ended December 31, 1993 the number of hotels and rooms and the occupancy and ADR of the Owned and Managed Hotels. The data includes full year operating results for hotels that the Company had previously managed and then acquired during the year.

                                                               MANAGED WITH
                                                               SIGNIFICANT
                                             OWNED               INTEREST          OTHER MANAGED             TOTAL
              YEAR ENDED                ----------------     ----------------     ----------------     -----------------
             DECEMBER 31,               HOTELS     ROOMS     HOTELS     ROOMS     HOTELS     ROOMS     HOTELS     ROOMS
- --------------------------------------  ------     -----     ------     -----     ------     -----     ------     ------
    1989..............................    21       2,687       12       2,141       31       5,245       64       10,073
    1990..............................    31       3,941       12       2,141       31       5,245       74       11,327
    1991..............................    32       4,071       12       2,141       32       5,489       76       11,701
    1992..............................    35       4,419       12       2,141       32       5,489       79       12,049
    1993..............................    41       5,092       12       2,141       33       5,604       86       12,837

                            OCCUPANCY      ADR       OCCUPANCY      ADR       OCCUPANCY      ADR       OCCUPANCY      ADR
                            ---------     ------     ---------     ------     ---------     ------     ---------     ------
1989......................     67.7%      $59.19        71.0%      $82.29        71.1%      $58.53        70.3%      $64.41
1990......................     65.9%      $55.88        69.1%      $78.63        66.3%      $60.99        66.6%      $63.19
1991......................     66.6%      $53.60        64.1%      $78.14        61.4%      $59.15        63.7%      $60.80
1992......................     68.0%      $54.83        64.9%      $80.45        66.3%      $58.64        66.6%      $61.16
1993......................     70.0%      $56.02        68.8%      $84.36        68.4%      $59.88        69.1%      $62.74

     The leases covering the Company's leased Hotels provide for fixed lease rents and, in most instances, additional percentage rents based on a percentage of room revenues. The leases also generally require the Company to pay the cost of repairs, insurance and real estate taxes. In addition, some of the Company's Owned Hotels are located on land subject to long-term leases, generally for terms in excess of the depreciable lives of the improvements.

     The Company continuously refurbishes its Owned Hotels in order to maintain consistent quality standards. The Company generally spends approximately 4% to 6% of hotel revenue on capital improvements at its Owned Hotels and typically refurbishes each hotel approximately every five years. The Company believes that its Owned Hotels are in generally good physical condition, with over half of the Owned Hotels being less than five years old. The Company recommends the refurbishment and repair projects on its Managed Hotels although spending amounts vary based on the financial strength of the hotel and its owner and the significance of the Company's interest as a mortgagee.

Franchised Hotels

     The Company currently operates 36 full-service Hotels and 15 limited-service Hotels under franchise agreements with Marriott, Radisson, Sheraton, Holiday Inn, Ramada and Howard Johnson. Additionally, the Company owns one independent hotel. The Franchised Hotels are mostly located in the Northeast, Middle Atlantic and Western regions in the United States. The hotels are generally positioned along major highways within close proximity to corporate headquarters, office parks, airports, convention or trade centers and other major facilities. The customer base for Franchised Hotels consists primarily of business travelers as well as tourists. The Company's sales force markets to companies which have a significant number of employees traveling in the Company's operating regions who consistently produce a high volume demand for hotel room nights. Full-service hotels generally have pool, restaurant, lounge, banquet and meeting facilities, whereas limited-service hotels generally only have a pool and, in some instances, meeting facilities.

     The Company manages one resort hotel, Marriott's Frenchman's Reef in St. Thomas, U.S. Virgin Islands. The Frenchman's Reef is a 517-room resort hotel which includes a 421-room eight-story building and 96 rooms in the adjacent Morningstar Beach Resort. The Frenchman's Reef has seven restaurants, extensive convention facilities, complete sports and beach facilities and a self-contained total energy and desalinization system. The Frenchman's Reef is marketed directly through its own sales force in New York City and at the Hotel, and through the Marriott reservation system. The Frenchman's Reef markets primarily to tour groups, corporate meetings, conventions and individual vacationers. The Company currently manages the Frenchman's Reef for an independent owner, although the Company holds a significant interest in the property through a first mortgage that the Company acquired when it sold the Frenchman's Reef in 1985. See "Risk Factors -- Dependence of the Frenchman's Reef" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The full-service Franchised Hotels generally are larger Hotels and have between 150 and 300 rooms, pool, restaurant, lounge, banquet and meeting facilities. Other amenities include fitness rooms, room service, remote-control cable television and facsimile services. In order to improve guest satisfaction, the Company has recently introduced or expanded theme concept lounges such as sports bars, fifties clubs and country and western bars in six of its Hotels. The hotels actively market meeting and banquet services to groups and individuals for seminars, business meetings, holiday parties and weddings. The full-service Franchised Hotels are operated under agreements with Marriott, Radisson, Sheraton, Holiday Inn (including Crowne Plaza Hotels) and Ramada. The Company received recognition in 1993 as a highly awarded Ramada franchisee for hotel quality and service and received awards from other franchisors and associations as well.

     The following table sets forth for the five years ended December 31, 1993, with respect to the full-service Franchised Hotels that were Owned and Managed Hotels, the number of locations, number of rooms, occupancy percentage and ADR. The data includes full year operating results for hotels that the Company had previously managed and then acquired during the year.

                                                       NUMBER OF
                                                  -------------------
                                                  LOCATIONS     ROOMS     OCCUPANCY %      ADR
                                                  ---------     -----     -----------     ------
    1989........................................      34        7,032         68.3        $72.41
    1990........................................      36        7,389         64.3        $72.48
    1991........................................      37        7,633         61.4        $69.57
    1992........................................      37        7,633         64.7        $70.31
    1993........................................      37        7,633         67.0        $73.00

     The Company's limited-service Franchised Hotels generally have an average of between 100 and 120 rooms and offer complimentary continental breakfast, remote control cable television, pool facilities and facsimile services, generally with restaurant facilities within a short distance of the hotel. They are designed to appeal primarily to business travelers and secondarily to tourists. The following table sets forth for the five years ended December 31, 1993, with respect to the limited-service Franchised Hotels that were Owned and Managed Hotels, the number of locations, number of rooms, occupancy percentage and ADR. The data includes full year operating results for hotels that the Company had previously managed and then acquired during the year.

                                                       NUMBER OF
                                                  -------------------
                                                  LOCATIONS     ROOMS     OCCUPANCY %      ADR
                                                  ---------     -----     -----------     ------
    1989........................................       9        1,010         69.1        $52.02
    1990........................................       9        1,010         61.8        $52.17
    1991........................................       9        1,010         54.4        $49.42
    1992........................................      10        1,106         57.4        $47.01
    1993........................................      13        1,465         60.4        $45.67

     The Company reviews on an on-going basis each Franchised Hotel's competitive position in its local market in order to decide the types of product that will best meet the market's demand characteristics. Repositioning a hotel generally requires renovation and refurbishment of the exterior and interior of the building and may result in a change in brand name. In 1993, the Company changed the franchise affiliations of four of its Hotels and will continue to do so where appropriate. The Company has completed or is in the process of repositioning eight of its Franchised Owned Hotels.

     The Company believes short-term opportunities exist for acquisitions of full-service Franchised Hotels at attractive multiples of cash flow or at significant discounts to replacement values. Due to competition among hotel buyers, the Company cannot predict when or if it will acquire additional hotels. The Company seeks to complement its acquisition objectives by adding Managed Hotels. The Company believes there is a market for experienced hotel operators to manage for hotel equity holders such as banks, insurance companies and other capital investors.

WELLESLEY INNS

     The Company's proprietary Wellesley Inns chain consists of 27 limited-service hotels, 14 of which are located in Florida and the remainder in the Middle Atlantic and Northeast United States. The Company owns and operates 11 Wellesley Inns and manages 16 Wellesley Inns for independent owners. The Company has developed separate strategies for the Wellesley Inns located in Florida and the northern Wellesley Inns. In Florida, where the population has grown rapidly and development opportunities continue to exist, it has built a geographically concentrated group of Wellesley Inns thereby developing brand name recognition in Florida. In 1993, the Florida Wellesley Inns average occupancy was approximately 90% and gross operating profits averaged over 50% of hotel revenues. The prototypical Florida Wellesley Inn has 105 rooms and is distinguished by its classic stucco exterior, spacious lobby and amenities such as continental breakfast, remote control cable television and facsimile services. The Florida properties are operated through the Company's Florida regional office. Marketing efforts rely heavily on direct marketing and billboard advertising. In the Middle Atlantic and Northeast where the Company believes new development opportunities are limited, the Company has focused on building the Wellesley Inns system through acquisition and conversion of existing properties. In 1993, the northern Wellesley Inns average occupancy was over 72% and gross operating profits averaged approximately 46% of hotel revenues. The Company owns eight Florida Wellesley Inns and three northern Wellesley Inns.

     The following table sets forth for the five years ended December 31, 1993, with respect to the Wellesley Inns that are Owned and Managed Hotels, the number of locations, number of rooms, occupancy percentage and the average daily rate ADR. The data includes full year operating results for hotels that the Company had previously managed and then acquired during the year.

                                                       NUMBER OF
                                                  -------------------
                                                  LOCATIONS     ROOMS     OCCUPANCY %       ADR
                                                  ---------     -----     -----------     -------
    1989........................................      21        2,031         78.8        $ 43.54
    1990........................................      26        2,561         78.4        $ 43.75
    1991........................................      26        2,561         76.5        $ 43.75
    1992........................................      26        2,561         78.0        $ 43.74
    1993........................................      27        2,666         81.2        $ 45.28

     The majority of the Florida Wellesley Inns were constructed within the past five years. Historically, the Company has built Florida Wellesley Inns at a cost of approximately $35,000 to $40,000 per room, depending on land costs. Florida Wellesley Inns have a low cost structure and have had rapid stabilization periods generally within six to 18 months of opening. The Company has begun construction of one Wellesley Inn in the Sawgrass section of Fort Lauderdale, Florida and one Wellesley Inn in Lakeland, Florida. The Company plans to expand the Northern portion of the Wellesley Inn chain through conversion of existing mid-priced limited-service hotels rather than through new construction.

AMERISUITES

     The Company owns eight AmeriSuites hotels, which are positioned in the all-suites segment of the hotel industry. AmeriSuites hotels offer guests an attractively designed suite unit with a complimentary continental breakfast in a spacious lobby cafe, remote control cable television and facsimile service. AmeriSuites is a limited-service concept which offers group meeting space, but does not include restaurant or lounge facilities. AmeriSuites attract customers which typically stay in mid-market limited-service and full-service hotels principally because of the quality of the guest suites, which offer distinct living, sleeping and kitchen areas. AmeriSuites contain approximately 125 suites and two to four meeting rooms. AmeriSuites are primarily located near corporate office parks and major attractions in the South and Central parts of the United States. The target market is primarily the business traveler with an average length of stay of two to three nights and secondarily traveling families. The Company's eight AmeriSuites are managed by ShoLodge. The Company currently intends to manage the AmeriSuites it is planning to build in Tampa, Florida and any other AmeriSuites owned by the Company outside the ShoLodge joint venture. AmeriSuites are marketed on a local level primarily through direct sales and use the ShoLodge reservation system.

     The following table sets forth for the five years ended December 31, 1993, with respect to AmeriSuites that are Owned Hotels, the number of locations, number of rooms, occupancy percentage and the ADR. The data includes full year operating results for hotels that the Company had previously managed and then acquired during the year.

                                                       NUMBER OF
                                                  -------------------
                                                  LOCATIONS     ROOMS     OCCUPANCY %       ADR
                                                  ---------     -----     -----------     -------
    1989........................................      0            0           0.0        $  0.00
    1990........................................      3          367          37.9        $ 60.23
    1991........................................      4          497          48.5        $ 55.33
    1992........................................      6          749          60.0        $ 54.99
    1993........................................      8          993          64.1        $ 56.21

     In 1993, the Company, through Suites of America, entered into a joint venture agreement with ShoLodge designed to increase the number of AmeriSuites from the six hotels owned at that time by adding six hotels to be built and financed by ShoLodge. ShoLodge has completed development of three hotels, two of which the Company has acquired subject to ShoLodge mortgages, bringing to eight the total number of AmeriSuites owned by the Company. In addition, ShoLodge has three hotels currently under construction. Upon the occurrence of certain events and the exercise of an option by either ShoLodge or the Company, Suites of America will own 12 AmeriSuites, ShoLodge will own a 50% interest in Suites of America and Suites of America will enter into a 20 year management agreement with ShoLodge. The Company will retain ownership of and all rights to license and develop the brand name for its own account, regardless of whether the Company or ShoLodge executes such option. Suites of America initially will be designated an Unrestricted Subsidiary pursuant to the Indenture and, therefore, will not be constrained from taking actions which may limit the Company's access to its revenues and cash flows. The debt of Suites of America is not guaranteed by the Company.

     The Company plans to develop the AmeriSuites chain through new construction for its own account outside the joint venture. The Company has begun development of a site in Tampa, Florida and has other sites currently under review. All of the AmeriSuites were constructed within the past four years. The Company has historically built AmeriSuites at a cost of approximately $45,000 to $48,000 per room, depending on land costs. AmeriSuites have a low cost structure and have had stabilization periods, generally of 24 to 36 months of opening. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OTHER ASSETS

     On the December 31, 1993 balance sheet, Other Assets totaled approximately $188.9 million and consisted of an aggregate principal amount of $115.3 million of mortgages and notes secured by Managed Hotels, $50.0 million of other mortgages and notes and $23.6 million of real property not related to Owned Hotels (approximately $12 million of which consisted of office buildings). The Company intends to convert certain of these Other Assets to cash and hotel assets. In 1992 and 1993, the Company converted $46.2 million and $14.6 million, respectively, of other assets to cash and added six operating hotel assets through settlements and lease terminations.

     The Company's mortgage notes secured by hotel properties consist primarily of notes with a book value of $100.2 million secured by mortgages on 12 Managed Hotels. These notes currently bear interest at rates ranging from 8.5% to 14.0% per annum and have various maturities through 2014. The mortgages were primarily derived from the sales of hotel properties. The largest of the 12 is the Frenchman's Reef mortgage, which the Company is seeking to restructure. The Frenchman's Reef accounts for $50.0 million of the mortgage notes and has a face value of approximately $79.0 million (excluding accrued interest). The Company has restructured approximately $36.5 million of the remaining mortgages and notes to receive the majority of available cash flow and a participation in the future excess cash flow of such hotel properties. The restructurings generally include senior mandatory-payment notes and junior notes payable annually based on cash flow. The Company believes that, taken together, the restructured senior and junior mortgage notes often exceed the value of the properties they encumber. As a result, these junior notes bear many of the characteristics and risks of operating hotel equity investments and are not reflected on the Company's balance sheet. Earnings on the Other Assets totaled 14.9% of Company's revenues in 1993. See "Risk Factors -- Risks

Associated with Other Assets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In addition to the 12 significant mortgage positions referred to above, the Company also holds the junior, accruing or cash flow notes and other interests on 19 other properties managed by the Company. With regard to these 19 properties, third parties generally hold significant senior mortgages. Because there is substantial doubt that the Company will recover any of their value, none of these subordinated financial interests are valued on the Company's balance sheet.

     In 1993, the Company recognized $3.8 million of interest income from the senior, mandatory payment notes and $1.0 million of interest income related to the junior, accruing or cash flow-based notes. The ability to collect on these junior notes is affected by interest rates on other hotel debt owed to third parties that is senior to the Company's mortgages and notes on the hotel properties. The junior, accruing or cash flow notes have benefitted recently from lower floating interest rates on the more senior debt. Approximately $4.3 million or 28.8% of the 1993 interest income on mortgages and notes was derived from the Company's note receivable secured by the Frenchman's Reef. See "Risk Factors -- Dependence on the Frenchman's Reef" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's other notes receivable consist primarily of a note with a book value of $25 million related to loans its predecessor made to entities controlled by Rose and Cohen. The Company has collected $25.0 million from Rose, which amount has been placed in escrow in settlement of the Rose and Cohen Note. The entire amount of the settlement is subject to a claim by FSA. The Rose and Cohen Settlement will include an additional amount from the liquidation of approximately 1.1 million shares of the Company's Common Stock held by Rose. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset Realizations."

MANAGEMENT AGREEMENTS

     The Company provides hotel management services to third party hotel owners of 47 Managed Hotels. Management fees are derived from the Managed Hotels based on fixed percentages of the property's total revenues. Additional fees are also generated from the rendering of specific services such as accounting services, construction services, design services and sales commissions and performance related incentive payments based on certain measures of hotel income. The Company's fixed management fee percentages range from 0.5% to 5.0% and average 3.5% of the Managed Hotel's total revenues before giving consideration to performance related incentive payments. The base and incentive fees comprised approximately 60.1%, or $6.5 million, of the total management and other fees in 1993. Terms of the management agreements vary but the majority are considered short-term and, therefore, there are risks associated with termination of these agreements. However, the Company believes these risks are mitigated due to its role as lender or provider of trade names in many of these instances. The Company seeks to expand the number of hotels under management agreements for third parties as a complement to its core hotel ownership operation. In the first quarter of 1994 the Company added two Managed Hotels in Santa Clara, California and Atlanta, Georgia. It believes that the management service business provides gross revenue opportunities without the investment of significant capital expenses and operating costs. See "Risk
Factors -- Management Agreements."

OPERATIONS

     As a leading domestic hotel operating company, the Company enjoys a number of operating advantages over other lodging companies. With 87 Hotels covering a number of price points and broad geographic regions, the Company possesses the critical mass to support sophisticated operating, marketing and financial systems. The Company believes that its broad array of central services permits on-site hotel general managers to effectively focus on providing guest services, results in economies of scale and leads to above-market hotel profit margins. As a result of these operating strategies, the Company's Hotels generated average operating profit margins that exceeded comparable industry standards for 1992, as reported by industry sources, by approximately six percent for limited-service hotels and 16 percent for full-service hotels.

     The Company's operating strategy combines operating service and guidance from its central management team, with decentralized decision-making authority delegated to each hotel's on-site management. On-site hotel managers focus on providing guest services. The on-site hotel management teams focus on providing guest services and consist of a general manager and, depending on the hotel's size and market positioning, managers of sales and marketing, food and beverage, front desk services, housekeeping and engineering. The Company's operating objective is to exceed guest expectations by providing quality services and comfortable accommodations at the lowest cost consistent with each hotel's market position. On-site hotel management is responsible for efficient expense controls and uses operating standards provided by the Company. Within parameters established in the operating and capital planning process, on-site management possesses broad decision-making authority on operating issues such as guest services, marketing strategies, hiring practices and incentive programs. Each hotel's management team is empowered to take all necessary steps to ensure guest satisfaction within established guidelines. Key on-site personnel participate in an incentive program based on hotel revenues and profits.

     The central management team, located in Fairfield, New Jersey, provides four major categories of services: (i) operations management, (ii) sales and marketing management, (iii) financial reporting and control and (iv) hotel support services.

     Operations Management. Operations management consists of the development, implementation and monitoring of hotel operating standards and is provided by a network of regional operating officers who are each responsible for the operations of 10-15 hotels. Supporting them are training, food and beverage and human resources departments, each staffed full-time by specialized professionals. The cornerstone of operations management is employee training, with a staff of professionals dedicated to training in sales, housekeeping, food service, front desk services and leadership. The Company believes these efforts increase employee effectiveness, reduce turnover and improve the level of guest services.

     The Company's cost-effective centralized management services benefit not only its existing operations but also provide additional opportunities for growth and development from acquisitions. In all of the recently acquired Hotels, the Company's headquarters have assumed certain of the operational responsibilities which previously had been performed by the on-site Hotel management. In addition, the Company believes it has improved operating efficiencies for each of these Hotels that it has acquired.

     Sales and Marketing. Aggressive sales and marketing is a top operating priority. Sales and marketing management is directed by a corporate staff of 20 professionals, including regional marketing directors who are responsible for each Hotel's sales and marketing strategies, and the Company's 12-member national sales group, Market Segments, Inc. ("MSI"). In cooperation with the regional marketing and organization staff, on-site sales management develops and implements short-and intermediate-term marketing plans. The Company focuses on yield management techniques, which optimize the relationship between hotel rates and occupancies and seek to maximize profitability. In addition, the Company assumes prominent roles in franchise marketing associations to obtain maximum benefit from franchise affiliations. The Company's in-house creative department creates hotel advertising materials and programs at cost-effective rates.

     Complementing regional and on-site marketing efforts, MSI's marketing team targets specific hotel room demand generators including tour operators, major national corporate accounts, athletic teams, religious groups and others with segment-specialized sales initiatives. MSI's primary objective is to book hotel rooms at the Company's Hotels and its secondary objective is to market its services on a commission basis to major operators throughout the industry. Sales activities on behalf of non-affiliated hotels increase the number of hotels where bookings can be made to support marketing efforts and defray the costs of the marketing organization.

     Financial Reporting and Control. The Company's system of centralized financial reporting and control permits management to closely monitor decentralized hotel operations without the cost of financial personnel on site. Centralized accounting personnel produce detailed financial and operating reports for each Hotel. Additionally, central management directs budgeting and analysis, processes payroll, handles accounts payable, manages each Hotel's cash, oversees credit and collection activities and conducts on-site hotel audits.

     Hotel Support Services. The Company's hotel support services combine a number of technical functions in central, specialized management teams to attain economies of scale and minimize costs. Central management handles purchasing, directs construction and maintenance and provides design services. Technical staff teams support each hotel's information and communication systems needs. Additionally, the Company directs safety/risk management activities and provides central legal services.

FRANCHISE AGREEMENTS

     The Company enters into non-exclusive franchise licensing agreements with various franchisors, which agreements typically have a ten year term and allow the Company to benefit from franchise brand recognition and loyalty. The non-exclusive nature of the franchise agreement allows the Company the flexibility to continue to develop properties with the brands that have shown success in the past or to develop in conjunction with other brand names. While the Company currently has a good relationship with its franchisors, there can be no assurance that a desirable replacement would be available if any of the franchise agreements were to be terminated. See "Risk Factors -- Relationship with Franchisors."

     The franchise agreements require the Company to pay annual fees, to maintain certain standards and to implement certain programs which require additional expenditures by the Company such as remodeling or redecorating. The payment of annual fees, which typically total 7% to 8% of room revenues, cover royalty fees and the costs of marketing and reservation services provided by the franchisors. The use of franchisor reservation systems typically result in increased occupancy. Franchise agreements, when initiated, generally provide for an initial fee in addition to annual fees payable to the franchisor.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of the directors and executive officers of the Company:

          NAME             AGE                              POSITION
- -------------------------  ---     ----------------------------------------------------------
David A. Simon...........  41      President, Chief Executive Officer and Chairman of the
                                   Board of Directors
John M. Elwood...........  39      Executive Vice President, Chief Financial Officer and
                                   Director
Herbert Lust, II(1)......  65      Director
Leon Moore(1)............  52      Director
Allen J. Ostroff.........  57      Director
A.F. Petrocelli(1).......  49      Director
Paul H. Hower............  59      Executive Vice President
Denis W. Driscoll........  49      Senior Vice President
John H. Leavitt..........  40      Senior Vice President
John E. Stetz............  52      Senior Vice President
Joseph Bernadino.........  47      Senior Vice President, Secretary and General Counsel
Richard T. Szymanski.....  36      Vice President and Corporate Controller
Douglas W. Vicari........  34      Vice President and Treasurer

- ---------------
(1) Member of the Compensation and Audit Committee

     The following is a biographical summary of the experience of the directors and executive officers of the Company:

     David A. Simon has been President, Chief Executive Officer and a Director since 1992 and Chairman of the Board of the Company since 1993. Mr. Simon was a director of PMI from 1988 to 1992. Mr. Simon was the Chief Operating Officer of PMI from 1988 to 1989 and Chief Executive Officer of PMI from 1989 to 1992 and was an executive officer in September 1990 when PMI filed for protection under chapter 11 of the United States Bankruptcy Code.

     John M. Elwood has been a Director and Executive Vice President of the Company since 1992, Chief Financial Officer since 1993 and the Director of Reorganization of the Company during 1992. Mr. Elwood was the Director of Reorganization of PMI from 1990 to 1992. Mr. Elwood was the Director of Reorganization of Allegheny International, Inc. from 1988 to 1990 and a Vice President of Mellon Bank, N.A. during 1988.

     Herbert Lust II has been a Director since 1992 and Chairman of the Compensation and Audit Committee of the Company since 1993 and Chairman of the Compensation Committee and a member of the Audit Committee of the Company from 1992 to 1993. Mr. Lust was a member of the Committee of Unsecured Creditors of PMI from 1990 to 1992. Mr. Lust is a director of BRT Realty Trust.

     Leon Moore has been a Director since 1992 and a member of the Audit and Compensation Committee since 1993. From 1992 to 1993, Mr. Moore was a member of the Compensation Committee. Mr. Moore has been the President, Chief Executive Officer and Chairman of the Board of Directors of ShoLodge, Inc. for more than the past five years. Mr. Moore is a director of the Bank of Nashville.

     Allen J. Ostroff has been a Director since 1992. Mr. Ostroff was Chairman of the Board of the Company and a member of the Audit Committee from 1992 to 1993. Mr. Ostroff has been a Senior Vice President of the Prudential Realty Group, a subsidiary of the Prudential Insurance Company of America, for more than the last five years.

     A. F. Petrocelli has been a Director since 1992 and a member of the Compensation and Audit Committee of the Company since 1993 and of the Compensation Committee of the Company from 1992 to 1993. Mr. Petrocelli has been the Chairman of the Board of Directors and Chief Executive Officer of United Capital Corp. for more than the past five years.

     Paul H. Hower has been an Executive Vice President of the Company since 1993. Mr. Hower was President of Integrity Hospitality Services from 1992 to 1993 and Vice President and Hotel Division Manager of B.F. Saul Co. from 1988 to 1991.

     Denis W. Driscoll has been a Senior Vice President of the Company since 1993. Mr. Driscoll was President of Driscoll Associates, a human resources consulting organization, from 1988 to 1993.

     John H. Leavitt has been a Senior Vice President of the Company since 1992. Mr. Leavitt was a Senior Vice President of PMI from 1991 to 1992 and a Senior Vice President of Medallion Hotel corporation from 1988 to 1991.

     John E. Stetz has been a Senior Vice President of the Company since 1993. Mr. Stetz was a Vice President -- Development of Choice Hotels International from 1988 to 1992.

     Joseph Bernadino has been Senior Vice President, Secretary and General Counsel of the Company since 1993. Mr. Bernadino was an Assistant Secretary and Assistant General Counsel of PMI from 1988 to 1992.

     Richard T. Szymanski has been a Vice President and Corporate Controller of the Company since 1992. Mr. Szymanski was Corporate Controller of PMI from 1989 to 1992, and Division Controller from 1988 to 1989.

     Douglas W. Vicari has been a Vice President and Treasurer of the Company since 1992 and was Vice President and Treasurer of PMI during 1992. Mr. Vicari was the Director of Budget and Financial Analysis of PMI from 1989 to 1992, and Budget Manager from 1988 to 1989.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of March 10, 1994, information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer and each of the five remaining most highly compensated executive officers, and (iv) all executive officers and directors of the Company as a group.

                                                                          AMOUNT AND
                                                                          NATURE OF      PERCENT
                  NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNERSHIP      OF CLASS
- ------------------------------------------------------------------------  ----------     --------
Ingalls &                                                                 2,506,123         8.6
Snyder(1)...............................................................
  61 Broadway
  New York, NY 10006
David A. Simon..........................................................    108,895 (2)       *
John M. Elwood..........................................................     42,122 (3)       *
Herbert Lust, II........................................................     20,700 (4)       *
Leon Moore..............................................................     50,000           *
Allen J. Ostroff........................................................      5,000           *
A.F. Petrocelli.........................................................    161,026 (5)       *
John Leavitt............................................................        111 (6)       *
Joseph Bernadino(7).....................................................      1,000           *
Richard T. Szymanski(7).................................................          0           *
Douglas W. Vicari(7)....................................................          0           *
All directors and executive officers as a group (13 persons)............    395,140         1.4

- ---------------
 *  Less than 1% of the outstanding shares of Common Stock.
(1) Ingalls & Snyder filed a Schedule 13G, dated February 1, 1994, with the Commission reporting ownership of 2,506,123 shares of Common Stock, with sole voting power with respect to 208,754 shares and sole dispositive power with respect to 2,506,123 shares.

(2) Includes 101,736 shares owned by David A. Simon, 146 shares owned by his wife and 249 shares held by Mr. Simon as custodian for his children. Mr. Simon disclaims beneficial ownership of the shares owned by his wife and held as custodian for his children. Also includes warrants to purchase 6,774 shares with an exercise price of $2.71 a share, of which Mr. Simon disclaims beneficial ownership of 467 warrants owed by his wife and 697 warrants held as custodian for his children.

(3) Includes warrants to purchase 12,122 shares with an exercise price of $2.71 a share.

(4) Held by a trust under which Mr. Lust and his wife are co-trustees and beneficiaries.

(5) These shares are owned by United Capital Corp. Mr. Petrocelli is Chairman of the Board of Directors and Chief Executive Officer of United Capital Corp.

(6) Includes warrants to purchase 85 shares with an exercise price of $2.71.

(7) Messrs. Hower and Driscoll were hired by the Company in June and July, 1993, respectively. As a result of their employment with the Company for less than the full fiscal year of 1993, they earned less compensation than Messrs. Bernadino, Szymanski and Vicari in fiscal year 1993. However, it is anticipated that in fiscal year 1994, Messrs. Hower and Driscoll will be among the five most highly compensated executive officers after the Company's Chief Executive Officer.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Notes will be issued pursuant to an Indenture (the "Indenture") between
the Company and             , as trustee (the "Trustee").

     The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms of the Indenture and of the Trust Indenture Act, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available as set forth under "Additional Information." The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The Notes will rank pari passu with or senior in right of payment to all existing and future subordinated Indebtedness of the Company. The Notes will rank junior in right of payment to all existing and future Senior Indebtedness of the Company.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be unsecured obligations of the Company, limited in
aggregate principal amount to $100 million and will mature on             ,
2004. Interest on the Notes will accrue at the rate of      % per annum and will
be payable semi-annually in arrears on             and             , commencing
on             , 1994 to Holders of record on the immediately preceding
            and             . Interest on the Notes will accrue from the most
recent date to which interest has been paid or, if no interest has been paid, from the Issuance Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

     Except as set forth in the next paragraph, the Notes are not redeemable at
the Company's option prior to             , 1999. Thereafter, the Notes will be
subject to redemption at the option of the Company, in whole or in part, at any time upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if
redeemed during the twelve-month period beginning on             of the years
indicated below:

                                       YEAR                                 PERCENTAGE
        ------------------------------------------------------------------  ----------
        1999..............................................................           %
        2000..............................................................           %
        2001..............................................................           %
        2002 and thereafter...............................................    100.000%

     Notwithstanding the foregoing, at any time prior to             , 1997, the
Company may redeem up to 25% of the initial principal amount of the Notes originally issued with the net proceeds of one or more Public Offerings at a
redemption price equal to      % of the principal amount thereof plus accrued
and unpaid interest, if any, to the redemption date; provided that at least 75% of the principal amount of the Notes originally issued remain outstanding immediately after the occurrence of such redemption and that such redemption occurs within 90 days following the closing of any such Public Offering.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

NOTE PURCHASE AT THE OPTION OF HOLDERS

  CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). Within 10 Business Days following any Change of Control, the Company will mail a notice to each Holder stating: (1) that the Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," the period in which such offer will remain open and the expiration date of such offer; (2) that all Notes tendered will be accepted for payment, the purchase price and the purchase date (the "Change of Control Payment Date"); (3) that any Note not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the expiration of such offer; (6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the expiration of such offer, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased; (7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof; and (8) the circumstances and material facts regarding such Change of Control (including, but not limited to, information with respect to pro forma and historical financial information after giving effect to such Change of Control, and information regarding the Person or Persons acquiring control).

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of the Notes in connection with a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an officers' certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent will promptly mail to each Holder of Notes so accepted the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. Prior to making the Change of Control Payment, but in any event within 90 days following a Change of Control, the Company shall either repay all outstanding Designated Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Designated Senior Indebtedness to permit the purchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Should a Change of Control occur and a substantial amount of the Notes be presented for purchase, there can be no assurance that the Company or the acquiring party would have sufficient financial resources to enable it to purchase such Notes. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

     The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. Consummation of any such transaction may require redemption or purchase of the Notes under the Indenture and there can be no assurance that the Company or the acquiring entity, if any, will have sufficient resources to effect such redemption or purchase. The Change of Control purchase feature resulted from negotiations between the Company and the Underwriters and is not the result of management's knowledge of any specific effort to obtain control of the Company.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

  ASSET SALES

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, conduct an Asset Sale, unless (x) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the Trustee; provided, however, that with respect to an Asset Sale of all or any part of the Frenchman's Reef, the fair market value shall be evidenced by an opinion as to the fairness of such transaction from a financial point of view issued by, at the option of the Company, an investment banking firm of national standing or an appraisal firm of national standing with a hospitality business expertise) of the assets sold or otherwise disposed of and (y) at least 85% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, that the principal amount of the following shall be deemed to be cash for purposes of this provision: (A) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto), of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated or pari passu to the Notes or any Guarantee thereof) that are assumed by the transferee of any such assets and (B) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days of the closing of such Asset Sale (to the extent of the cash received). Notwithstanding the foregoing, clause (y) above will not apply with respect to mortgages or other notes receivable received by the Company or any such Restricted Subsidiary from such transferee to the extent such mortgages or other notes receivable are Investments permitted to be made by the Company or such Restricted Subsidiary under the covenant entitled "Restricted Payments."

     Within 365 days of any Asset Sale, the Company or such Restricted Subsidiary may (a) apply the Net Proceeds from such Asset Sale to permanently reduce Senior Indebtedness of the Company, Senior Indebtedness of any Guarantor or Senior Indebtedness of such Restricted Subsidiary or (b) invest the Net Proceeds from such Asset Sale in property or assets used in a Hospitality-Related Business; provided that the Company or such Restricted Subsidiary will have complied with this clause (b) if, within 365 days of such Asset Sale, the Company or such Restricted Subsidiary shall have commenced and not completed or abandoned an Investment in compliance with this clause (b) and shall have segregated such Net Proceeds from the general funds of the Company and their Subsidiaries for that purpose and such Investment is substantially completed within 180 days after the first anniversary of such Asset Sale. Any Net Proceeds from the Asset Sale that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5 million, the Company shall make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes, that is an integral multiple of $1,000, that may be purchased out of the Excess

Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described under the caption "Selection and Notice.". Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. Pending the final application of any Net Proceeds from an Asset Sale pursuant to this paragraph, the Company or any Restricted Subsidiary may temporarily reduce Senior Indebtedness of the Company or Senior Indebtedness of any Guarantor or otherwise invest such Net Proceeds in Cash Equivalents.

     It is expected that any bank credit facility the Company may enter into would prohibit the purchase of Indebtedness subordinated to Indebtedness thereunder, which would include the Notes. Failure of the Company to purchase the Notes validly tendered to the Company pursuant to a Change of Control Offer or an Asset Sale would create an Event of Default with respect to the Notes. In addition, the subordination provisions of the Indenture prohibit, subject to certain conditions, the purchase or payment of the Notes if there is a default under Designated Senior Indebtedness. As a result, the Company may be prohibited from making payment upon a Change of Control or an Asset Sale.

SELECTION AND NOTICE

     If less than all of the Notes are to be purchased in an Asset Sale Offer or redeemed at any time, selection of Notes for purchase or redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Notes of $1,000 or less shall be redeemed in part.

     Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes to be purchased or redeemed at its registered address. If any Note is to be purchased or redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be purchased or redeemed.

     A new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase or redemption date, interest ceases to accrue on Notes or portions thereof called for purchase or redemption.

SUBORDINATION

     The payment of principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding on the Issuance Date or thereafter incurred.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness of the Company) before the Holders of Notes will be entitled to receive any payment with respect to the Notes and, until all such Obligations with respect to Senior Indebtedness of the Company are paid in full, any distribution to which the Holders of Notes would otherwise be entitled shall be made to the holders of Senior Indebtedness of the Company (except that Holders of Notes may receive securities that are subordinated, at least to the same extent as are the Notes, to Senior Indebtedness and to any securities issued in exchange for any such Senior Indebtedness).

     The Company also may not make any payment upon or in respect of, or purchase, any of the Notes (except in such subordinated securities) if (a) a default in the payment when due, whether upon acceleration or otherwise, of the principal of, premium, if any, or interest on any Designated Senior Indebtedness of the Company occurs and is continuing or (b) any other default occurs and is continuing with respect to any Designated Senior Indebtedness that permits holders of such Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any such Designated Senior Indebtedness. Payments on the Notes may and shall resume (i) in the case of a payment default, upon the date on which such default is cured or waived and (ii) in the case of a nonpayment default, on the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee, unless the maturity of any such Designated Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced within 365 days after the receipt by the Trustee of any prior Payment Blockage Notice.

     The Indenture will further require that the Company promptly notify holders of Senior Indebtedness of the Company if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of the insolvency or liquidation of the Company, Holders of Notes may recover less, ratably, than creditors of the Company who are holders of Senior Indebtedness or of other indebtedness which is not subordinated to the Notes.

     On a pro forma basis, after giving effect to the Offering and the application of the proceeds therefrom, the aggregate principal amount of Senior
Indebtedness of the Company outstanding at             , 1994 would have been
approximately $     million. In addition, at             , 1994, Indebtedness of
Restricted Subsidiaries and Unrestricted Subsidiaries was approximately $
million and $     million, respectively. The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its Restricted Subsidiaries can incur. See "-- Certain Covenants."

CERTAIN COVENANTS

  RESTRICTED PAYMENTS

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (other than: (1) dividends or distributions payable in Equity Interests of the Person making such dividend or distribution (other than Disqualified Stock) provided that such dividend or distribution is paid pro rata to all stockholders of such Person; (2) dividends or distributions payable to holders (other than the Company or any of its Wholly Owned Restricted Subsidiaries) provided that such dividend or distribution is paid pro rata to all stockholders of such Person; or (3) dividends or distributions payable to the Company or any Wholly Owned Restricted Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Restricted Subsidiary or other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company); (iii) purchase, redeem or otherwise acquire or retire for value any Indebtedness of the Company or any Restricted Subsidiary (other than the Notes) that is pari passu with or subordinated to the Notes or any Guarantee thereof; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed

     Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date (other than Restricted Payments permitted by clauses (iii), (v), (vi), (vii), (viii) and (ix) of the next succeeding paragraph), is less than the sum of (v) 50% of the sum of the Consolidated Net Income of the Company plus any Consolidated Cash Asset Sale Gain of the Company and its Restricted Subsidiaries as of such date for the period (taken as one accounting period) from the beginning of the first fiscal quarter that begins after the Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income plus such Consolidated Cash Asset Sale Gain as of such date for such period is a deficit, 100% of such deficit), plus (w) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the Issuance Date of Equity Interests of the Company or of debt securities of the Company that have been converted or exchanged into such Equity Interests (other than Equity Interests (or convertible or exchangeable debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted or exchanged into Disqualified Stock), plus (x) in case any Unrestricted Subsidiary has been redesignated a Restricted Subsidiary and becomes a Guarantor pursuant to the terms of the Indenture and provided that no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, the lesser of (i) the book value (determined in accordance with GAAP) at the date of such redesignation of the aggregate Investments made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary and (ii) the fair market value of such Investments in such Unrestricted Subsidiary at the time of such redesignation, as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board, plus (y) the amount of Restricted Payments which had been subject to this covenant as a result of the Company or the applicable Restricted Subsidiary having previously opted not to become a Guarantor under the covenant entitled "Subsidiary Guarantees," to the extent such Restricted Subsidiary subsequently becomes a Guarantor pursuant to the terms of the Indenture, plus (z) $2 million.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, purchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); (iii) the defeasance, redemption, repayment or purchase of pari passu or subordinated Indebtedness in a Permitted Refinancing; (iv) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company pursuant to any management equity subscription agreement or stock option agreement in effect as of the Issuance Date; provided, however, that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests shall not exceed $250,000 per year on a cumulative basis since the Issuance Date; (v) the ShoLodge Joint Venture Contribution; (vi) Restricted Investments made in Hospitality-Related Businesses outstanding at any time which do not exceed $30 million, provided, however, that any Restricted Investments made under this clause (vi) which are subsequently written off shall be deemed to be outstanding under this clause (vi) and any cash or property received with respect to such Restricted Investments was not credited in clause (x) or (y) in the preceding paragraph; (vii) mortgages or other notes receivable not to exceed $50 million if such mortgages or other notes receivable are secured by a first priority perfected Lien (which is not pari passu with any other Lien securing Indebtedness) on the Frenchman's Reef; (viii) mortgages and notes receivable (other than with respect to the Frenchman's Reef) existing on the Issuance Date and Permitted Note Exchanges; and (ix) Investments in any Unrestricted Subsidiary so long as such Unrestricted Subsidiary becomes a Restricted Subsidiary in compliance with the terms of the Indenture immediately after such Restricted Payment; provided that, in the case of clauses (ii) through (ix) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

     In determining whether any Restricted Payment is permitted by the foregoing covenant, the Company may allocate or reallocate all or any portion of such Restricted Payment among the clauses (i) through (ix) of the preceding paragraph or among such clauses and the first paragraph of this covenant including clauses
(a), (b) and (c), provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.

  DESIGNATION OF UNRESTRICTED SUBSIDIARY

     The Indenture will provide that the Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided, that: (i) at the time of designation, the Investment by the Company or any of its Restricted Subsidiaries in such Subsidiary shall be deemed a Restricted Investment (to the extent not previously included as a Restricted Investment) made on the date of such designation in the amount of the greater of (a) the total book value of such Investment and (b) the fair market value of the assets in such Subsidiary (in each case, less any liabilities from which the Company or any remaining Restricted Subsidiary shall be relieved that were on the consolidated balance sheet of the Company and its Restricted Subsidiaries prior to such designation and for which the Company and its Restricted Subsidiaries will not be liable, directly or contingently, after such designation), and such Restricted Investment would be permitted to be made on such date under the covenant entitled "Restricted Payments," (ii) for so long as such Subsidiary remains an Unrestricted Subsidiary, such Unrestricted Subsidiary has not acquired any assets from the Company or any Restricted Subsidiary other than as specifically permitted by the provisions of the Indenture, including the provisions described under the covenant entitled "Restricted Payments"; (iii) at the time of designation, no Default or Event of Default has occurred and is continuing or results immediately after such designation; (iv) at the time of designation and for so long as such Subsidiary remains an Unrestricted Subsidiary, such Unrestricted Subsidiary has no Indebtedness other than Non-Recourse Indebtedness of such Subsidiary; and (v) such Subsidiary does not own any Equity Interests in a Restricted Subsidiary of the Company. Notwithstanding the foregoing, on the Issuance Date, Suites of America, Inc. initially shall be an Unrestricted Subsidiary.

     Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions.

  INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF DISQUALIFIED STOCK

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to (collectively, "incur" and correlatively, an "incurrence" of) any Indebtedness (including Acquired Debt) and that the Company will not issue any, and will not permit any of its Restricted Subsidiaries to issue any, shares of Disqualified Stock; provided, however, that the Company or any of its Restricted Subsidiaries may incur Indebtedness or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The foregoing limitations will not apply to (a) additional Indebtedness of up to $40 million in aggregate principal amount at any one time outstanding, less the aggregate amount of all proceeds of all sales or other dispositions of assets that have been applied since the Issuance Date to permanently reduce the outstanding amount of such Indebtedness pursuant to the covenant entitled "Asset Sales"; (b) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness; (c) the incurrence by the Company or any Subsidiary of Indebtedness represented by the Notes or any Guarantee thereof; (d) intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; (e) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding; and (f) the incurrence or the issuance by the Company of Refinancing Indebtedness or Refinancing Disqualified Stock of the Company or any Restricted Subsidiary or the incurrence or issuance by a Restricted Subsidiary of Refinancing Indebtedness or Refinancing Disqualified Stock of such Restricted Subsidiary, as the case may be; provided, however, that such Refinancing Indebtedness or Refinancing Disqualified Stock, as the case may be, is a Permitted Refinancing.

     Upon the occurrence of any Unrestricted Subsidiary ceasing to become an Unrestricted Subsidiary and becoming a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be incurred by such Restricted Subsidiary upon such date, calculated on a pro forma basis as if such Unrestricted Subsidiary had become a Subsidiary on the first day of the fourth full fiscal quarter prior to such date.

LIMITATION ON INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK BY RESTRICTED SUBSIDIARIES

     The Indenture will provide that the Company will not permit any of its Restricted Subsidiaries that is not a Guarantor to incur Indebtedness or issue any Preferred Stock, unless the sum of all outstanding Indebtedness and Preferred Stock (valued at the greater of liquidation value or redemption value) of all such Restricted Subsidiaries that are not Guarantors does not exceed 5% of Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries at the time of such incurrence. The test set forth in this paragraph shall be in addition to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock."

LIENS

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by the Company or any Restricted Subsidiary, or any income or profits therefrom or assign or convey any right to receive income therefrom to secure any Indebtedness (other than Permitted Liens) unless contemporaneously therewith or prior thereto, effective provision is made (such effective provision to be evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the Trustee) whereby the Notes are secured equally and ratably with such other Indebtedness (or if such other Indebtedness is subordinated to the Notes, the Notes are secured on a basis with at least as favorable a relative priority to such other Indebtedness).

LIMITATION ON SALE AND LEASEBACK TRANSACTION

     The Indenture will provide that the Company will not, and will not permit its Restricted Subsidiaries to, enter, renew or extend, any Sale and Leaseback Transaction, unless (i) the Company or such Restricted Subsidiary will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock" and (ii) the Company would have been permitted to enter into such transaction pursuant to the terms of the covenant entitled "Liens," had such Sale and Leaseback Transaction been structured as a mortgage loan rather than a Sale and Leaseback Transaction.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a)(i) pay dividends or make any other consensual distributions to the Company or any of its Restricted Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (b) make loans or advances or capital contributions to the Company or any of its Restricted Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reasons of (i) Existing Indebtedness as in effect on the Issuance Date, (ii) the Indenture and the Notes, (iii) applicable law, (iv) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries or of any Person that becomes a Restricted Subsidiary as in effect at the time of such acquisition or such Person becoming a Restricted Subsidiary (except to the extent such Indebtedness was incurred in connection with or, if incurred within one year prior to such acquisition or such Person becoming a Restricted Subsidiary, in contemplation of such acquisition or such Person becoming a Restricted Subsidiary), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated Cash Flow of such Person is not taken into account (to the extent of such restriction) in determining whether such acquisition was permitted by the terms of the Indenture, (v) any instrument governing Indebtedness or Capital Stock of a Person who becomes a Guarantor as in effect at the time of becoming a Guarantor (except to the extent such Indebtedness was incurred in connection with or, if incurred within one year prior to the time of becoming a Guarantor, in contemplation of such Guarantee), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person who became a Guarantor, (vi) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (vii) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired, (viii) permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, or (ix) customary restrictions in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company pursuant to a supplemental indenture under the Notes and the Indenture; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth (immediately after the transaction) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock." The ShoLodge Joint Venture Contribution will not constitute a sale of all or substantially all of the assets of the Company under the terms of the Indenture.

     Upon any such consolidation, merger, lease, conveyance or transfer in accordance with the foregoing, the successor Person formed by such consolidation or into which the Company is merged or to which such lease, conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the

Company therein and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Notes.

TRANSACTIONS WITH AFFILIATES

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary on an arm's length basis with an unrelated Person and (b) the Company delivers to the Trustee (i) with respect to any Affiliate Transaction involving aggregate payments in excess of $1 million, an officers' certificate certifying that such Affiliate Transaction complies with clause (a) above and such Affiliate Transaction is approved by a majority of the disinterested members of the Board of Directors and (ii) with respect to any Affiliate Transaction involving aggregate payments in excess of $5 million, an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued, at the option of the Company, by an investment banking firm of national standing or an appraisal firm of national standing with a hospitality business expertise; provided, however, that the following shall not be deemed Affiliate Transactions: (i) any employment, deferred compensation, stock option, noncompetition, consulting or similar agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (ii) transactions between or among the Company and/or its Wholly Owned Restricted Subsidiaries or any Guarantor and (iii) Restricted Payments permitted by the provisions of the Indenture described above under the covenant "-- Restricted Payments" (other than Restricted Investments permitted pursuant to clause (ix) of the second paragraph of the covenant entitled "-- Restricted Payments").

NO SENIOR SUBORDINATED INDEBTEDNESS

     The Indenture will provide that the Company will not, and will not permit any of its Guarantors to, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of the Company or such Guarantors, as the case may be, and senior in any respect in right of payment to the Notes or any Guarantee thereof, as the case may be.

LINE OF BUSINESS

     The Indenture will provide that for so long as any Notes are outstanding, the Company will not, and will not permit any of its Subsidiaries to, engage in any business or activity other than a Hospitality-Related Business.

SUBSIDIARY GUARANTEES

     The Indenture will provide that if the Company or any Guarantor shall transfer or cause to be transferred, in one or a series of related transactions, any assets, businesses, divisions, real property or equipment having a book value or fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board) in excess of $1 million to any Restricted Subsidiary that is not a Guarantor, at the Company's or such Restricted Subsidiary's option, (a) such transferee Restricted Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary shall guarantee all of the obligations of the Company with respect to the Notes on a senior subordinated basis together with an opinion of counsel (which counsel may be an employee of the Company) to the effect that such supplemental indenture has been duly executed and delivered by such Restricted Subsidiary and is in compliance with the terms of the Indenture or
(b), after giving effect to such transaction or series of related transactions, such transaction or series of related transactions constitute a Restricted Payment permitted pursuant to the provisions of the covenant entitled "Restricted Payments." In addition, the Indenture will provide that upon the designation of any Unrestricted

Subsidiary as a Restricted Subsidiary, including by reason of clause (ix) of the covenant entitled "Restricted Payments," such designation shall be deemed to be a transfer of assets to a Restricted Subsidiary for purposes of this covenant. The Indenture will also provide that in the event of a sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be released and relieved of any obligations under its Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Repurchase at the Option of Holders -- Asset Sales."

REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and file such information with the Trustee and make such information available to investors and securities analysts who request it in writing.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the covenants "-- Note Purchase at the Option of Holders -- Change of Control" or "-- Certain Covenants -- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company or the Guarantors for 60 days in the performance of any other covenant, warranty or agreement in the Indenture or the Notes after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee from Holders of at least 25% in principal amount of the Notes then outstanding; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issuance Date, which default results in the acceleration of such Indebtedness (other than Non-Recourse Indebtedness secured by (I) assets or property acquired after the Issuance Date or (II) assets or property which were securing Non-Recourse Indebtedness on the Issuance Date) prior to its express maturity or shall constitute a default in the payment of such issue of Indebtedness at final maturity of such issue and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated or which has not been paid at final maturity, aggregates $5 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments (other than judgment liens without recourse to any assets or property of the Company or any of its Restricted Subsidiaries other than assets or property securing Non-Recourse Indebtedness) aggregating in excess of $5 million, which judgments are not paid, discharged or stayed for a period of 90 days (other than any judgments as to which a reputable insurance company has accepted full liability); (vii) except as permitted by the Indenture, any Guarantee with respect to the Notes shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor (or is successors or assigns), or any Person acting on behalf of such Guarantor (or its successors or assigns), shall deny or disaffirm its obligations or shall fail to comply with any obligations under its Guarantee; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries or any Guarantor.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any of its Restricted Subsidiaries or any Guarantor, all outstanding Notes will become due and payable without further action or notice. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any acceleration with respect to the Notes and its consequences. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The Indenture will provide that no Holder of a Note may pursue a remedy under the Indenture unless (i) the Holder of a Note gives to the Trustee written notice of a continuing Event of Default or the Trustee receives such notice from the Company; (ii) the Holders of at least 25% in principal amount of the then outstanding Notes make a written request to the Trustee to pursue a remedy;
(iii) such Holder of a Note or Holders of Notes offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and (v) during such 60-day period the Holders of a majority in principal amount of the then outstanding Notes do not give the Trustee a direction inconsistent with the request; provided, however, that such provision does not affect the right of a Holder of a Note to sue for enforcement of any overdue payment thereon.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to
            , 1999 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the
prohibition on redemption of the Notes prior to             , 1999, then the
premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, any Note held by a non-consenting Holder.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, including with respect to any Restricted Payments made during such year, the basis upon which the calculations required by the covenant entitled "Restricted Payments" were computed (which calculations may be based on the Company's latest available financial statements) and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default. The Company will also be required to deliver to the Trustee, forthwith upon any Officer becoming aware of a Default or an Event of Default, an officers' certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder, past, present or future of the Company or any successor Person, as such, shall have any liability for any obligations of the Company under the Notes, any Guarantee thereof or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive or release liabilities under the federal securities laws and it is the view of the Commission that such a waiver or release is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's and the Guarantors' obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's and the Guarantors' obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the outstanding Notes; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel (which counsel may be an employee of the Company or any Subsidiary of the Company) reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issuance Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel (which counsel may be an employee of the Company or any Subsidiary of the Company) reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (or greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws insofar as those apply to the deposit by the Company); (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel (which counsel may be an employee of the Company or any Subsidiary of the Company), each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar (who will initially be the Trustee) and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder of Notes): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes,
(iii) reduce the rate of or change the time for payment of interest on any Note,
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note, (viii) make any change to the subordination provisions of the Indenture that adversely affects Holders, or
(ix) make any change in the foregoing amendment and waiver provisions. In addition, without the consent of at least 66 2/3% in principal amount of the Notes then outstanding, an amendment or waiver may not make any change to the covenant in the Indenture entitled "Change of Control."

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes (including providing for Guarantees pursuant to the covenant entitled "Subsidiary Guarantees") or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Prime Hospitality Corp., 700 Route 46 East, P.O. Box 2700, Fairfield, New Jersey 07007-2700. Attention: Corporate Secretary.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person: (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that (i) beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control and (ii) ShoLodge, Inc. and its Subsidiaries shall not be deemed Affiliates of the Company or any of its Subsidiaries solely for the reason that an employee or designee of ShoLodge, Inc. serves on the Board of Directors of the Company or any Subsidiary.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any property or assets of the Company or any Restricted Subsidiary (including by way of a Sale and Leaseback Transaction) or (ii) the issuance or sale of Equity Interests of any of its Restricted Subsidiaries, other than, with respect to clauses (i) and (ii) above, the following: (1) the sale or disposition of personal property held for sale in the ordinary course of business, (2) the transfer of assets by the Company to a Restricted Subsidiary of the Company or by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company, (3) any Restricted Payment, dividend or purchase or retirement of Equity Interests permitted under the covenant entitled "Restricted Payments," (4) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company in compliance with the provisions of the Indenture described above under the caption "-- Change of Control" and the provisions described below under the caption "-- Certain Covenants -- Merger, Consolidation or Sale of Assets", (5) the conversion of or foreclosure on any mortgage or note, provided that the Company or a Restricted Subsidiary receives the real property underlying any such mortgage or note, (6) any transaction or series of related transactions that would otherwise be an Asset Sale where the fair market value of the assets, sold, leased, conveyed or otherwise disposed of was less than $2 million and where the net proceeds was less than $2 million.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months from the date of acquisition and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million,
(iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having a rating of P-2 or the equivalent thereof by Moody's Investors Service, Inc. or A-2 or the equivalent thereof by Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the Company's assets to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) other than to a Wholly-Owned Restricted Subsidiary that is a Guarantor, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the acquisition by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) of a direct or indirect interest in more than 50% of the voting power of the voting stock of the Company by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Company as a result of such transaction) or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Consolidated Cash Asset Sale Gain" means, with respect to any Person for any period as of any date of determination, the aggregate gain (but not loss) realized at any time in connection with any Asset Sale by the Person or its Restricted Subsidiaries to the extent such gain consists of cash proceeds of such Person and its Restricted Subsidiaries as of any date of determination for such period, on a consolidated basis, determined in accordance with GAAP; provided, that: (i) such gain of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or Restricted Subsidiaries, (ii) such gain of any Person that is a Restricted Subsidiary (other than a Guarantor) and that is restricted from declaring or paying dividends or other distributions, directly or indirectly, by operation of the terms of its charter, any applicable agreement, instrument, judgment, decree, order, statute, rule or governmental regulation or otherwise shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Restricted Subsidiary and (iii) such gains of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus: (a) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing Consolidated Net Income), plus (b) provision for taxes based on income or profits of such Person for such period, to the extent such provision for taxes was included in computing Consolidated Net Income, plus (c) Consolidated Interest Expense of such Person for such period to the extent such expense was deducted in computing Consolidated Net Income, plus (d) Consolidated Depreciation and Amortization Expense of such Person for such period, to the extent deducted in computing Consolidated Net Income in each case, on a consolidated basis for such Person and its Restricted Subsidiaries and determined in accordance with GAAP.

     "Consolidated Depreciation and Amortization Expense" means, with respect to any Person for any period, the total amount of depreciation and amortization expense (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and the total amount of non-cash charges (other than non-cash charges that represent an accrual or reserve for cash charges in future periods or which involved a cash expenditure in a prior period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis as determined in accordance with GAAP.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of (a) interest expense, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of capital leases, and net payments (if any) pursuant to Hedging Obligations; but excluding amortization of deferred financing fees), (b) commissions, discounts and other fees and charges paid or accrued with respect to letters of credit and bankers' acceptance financing, (c) interest for which such Person or its Restricted Subsidiaries is liable, whether or not actually paid, pursuant to Indebtedness or under a Guarantee of Indebtedness of any other Person and (d) with respect to a Sale and Leaseback Transaction entered into after the Issuance Date, Sale and Leaseback Interest; in each case, calculated for such Person and its Restricted Subsidiaries for such period on a consolidated basis as determined in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that the following shall be excluded: (i) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or its Restricted Subsidiaries, (ii) the Net Income of any Person that is a Restricted Subsidiary and that is restricted from declaring or paying dividends or other distributions, directly or indirectly, by operation of the terms of its charter, any applicable agreement, instrument, judgment, decree, order, statute, rule or governmental regulation or otherwise shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Restricted Subsidiary, and (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded.

     "Consolidated Net Tangible Assets" means, with respect to any Person, as of any date of determination, the total amount of consolidated assets of such Person and its Restricted Subsidiaries (less applicable reserves and other properly deducted items), determined on a consolidated basis in accordance with GAAP, after deducting therefrom (i) all current liability items, and (ii) all goodwill, trade names, trademarks, service marks, patents, unamortized debt discount and expense, and all other intangibles.

     "Consolidated Net Worth" means, with respect to any Person, as of any date of determination, the sum of (i) the consolidated equity of the common stockholders of such Person and its Restricted Subsidiaries as of such date plus
(ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such Preferred Stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Issuance Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP; provided, however, that Consolidated Net Worth shall not include any gain (or loss) realized in connection with any Asset Sale after the Issuance Date.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the Issuance Date or (ii) was nominated for election or elected to such Board of Directors with the affirmative vote of at least a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Indebtedness" means (i) Senior Bank Indebtedness that is not Non-Recourse Indebtedness and (ii) any other Senior Indebtedness that is not Non-Recourse Indebtedness (a) permitted to be incurred under the Indenture the principal amount of which is $10 million or more; and (b) designated in the instrument creating or evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

     "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to
            , 2005.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for Capital Stock).

     "Existing Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries (other than under any Indebtedness permitted under clause (a) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock") in existence on the Issuance Date.

     "Existing Real Estate" means any real estate owned, leased or optioned by the Company or any of its Subsidiaries on the Issuance Date, or any real estate on which the Company or any of its Subsidiaries holds a mortgage on the Issuance Date.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, acquisitions, dispositions and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries, including all mergers, consolidations and dispositions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be calculated on a pro forma basis assuming that all such acquisitions, dispositions, discontinued operations, mergers, consolidations (and the reduction of any associated fixed charge obligations resulting therefrom) had occurred on the first day of the four-quarter reference period.

     "Fixed Charges" means, with respect to any Person for any period, the sum of (a) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income and (b) the product of
(i) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of Preferred Stock of such Person or its Restricted Subsidiaries (other than Preferred Stock owned by such Person or its Restricted Subsidiaries), times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Frenchman's Reef " means the Marriott's Frenchman's Reef Hotel in St. Thomas, U.S. Virgin Islands.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issuance Date.

     "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) or otherwise incurring, assuming or becoming liable for the payment of any principal, premium or interest, direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantor" means persons that become a guarantor of the Notes pursuant to the terms of the Indenture, and each of their respective successors.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Hospitality-Related Business" means the hotel business and other businesses necessary for, incident to, in support of, connected with or arising out of the hotel business, including, without limitation, (i) developing, managing, operating, improving or acquiring lodging facilities, restaurants and other food-service facilities, sports or entertainment facilities, convention or meeting facilities, marketing services related thereto, (ii) acquiring, developing, operating, managing or improving the Existing Real Estate, any real estate taken in foreclosure (or similar settlement) by the Company or any of its Subsidiaries, or any real estate ancillary or connected to any hotel owned, managed or operated by the Company or any of its Restricted Subsidiaries, (iii) owning and managing mortgages in, or other Indebtedness secured by Liens on hotels and real estate related or ancillary to hotels or (iv) other related activities thereto.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the Guarantee of any Indebtedness of such Person or any other Person.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

     "Issuance Date" means the closing date for the sale and original issuance of the Notes.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Management Agreement" means an agreement entered into by the Company pursuant to which the Company agrees to manage a hotel for another Person.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however, any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in
connection with any Asset Sale, and excluding any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

     "Non-Recourse Indebtedness" means Indebtedness (a) as to which neither the Company nor any of its Restricted Subsidiaries (i) provides credit support (other than in the form of a Lien on an asset) pursuant to any undertaking, agreement or instrument that would constitute Indebtedness, (ii) is directly or indirectly liable, or (iii) constitutes the lender, and (b) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Investments" means (a) any Investments in the Company or any Guarantor; (b) Investments in any Restricted Subsidiary that is not a Guarantor not to exceed an aggregate of $1.0 million per Restricted Subsidiary; (c) any Investments in Cash Equivalents; (d) Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Company or any Guarantor or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company or any Guarantor; and (e) any Investment in Suites of America existing on the Issuance Date.

     "Permitted Liens" means (i) Liens now or hereafter securing Senior Indebtedness of the Company or Indebtedness of any Restricted Subsidiary, provided that such Indebtedness is permitted by the terms of the Indenture; (ii) Liens for taxes, assessments and governmental charges not yet delinquent or that are being contested in good faith and that are appropriately reserved for in accordance with GAAP; (iii) Liens incurred in the ordinary course of business that are not incurred in connection with the borrowing of money; (iv) Liens existing as of the Issuance Date; (v) Liens on property of a Person at the time such Person was merged with the Company or a Restricted Subsidiary, Liens on acquired property existing at the time of acquisition thereof, and Liens upon any property of a Person existing at the time such Person becomes a Restricted Subsidiary; provided in each case that such Liens were not created in contemplation of such merger or acquisition, as the case may be, and such Liens only extend to such merged or acquired property; (vi) Liens securing purchase money obligations incurred or assumed in connection with the acquisition or development of real or personal property used in a Hospitality-Related Business within 180 days of such incurrence or assumption, provided that such Liens only extend to such acquired or developed property; (vii) mechanics', workmen's, materialmen's, operator's or similar Liens arising in the ordinary course of business for sums that are not yet delinquent or are being contested in good faith and by appropriate action; (viii) Liens in connection with workmen's compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith by appropriate action; (ix) Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or other similar obligations arising in the ordinary course of business; (x) survey exceptions, encumbrances, easements or reservations, or restrictions as to the use of real properties, and minor defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of borrowed money or the deferred purchase price of property or services; (xi) judgment and attachment Liens not giving rise to an

Event of Default or Liens created by or existing from any litigation or legal proceedings that are currently being contested in good faith and that are appropriately reserved for in accordance with GAAP; (xii) Liens on deposits to secure public or statutory obligations or in lieu of surety or appeal bonds entered into in the ordinary course of business; (xiii) Liens in favor of collecting or payor banks having a right to setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Restricted Subsidiary on deposit with or in possession of such bank; and (xiv) Liens now or hereafter securing any Hedging Obligations to the extent such Hedging Obligations are permitted to be incurred under the Indenture.

     "Permitted Note Exchanges" means exchanges by the Company or its Restricted Subsidiaries of a mortgage or other note receivable (other than in connection with the Frenchman's Reef) existing on the Issuance Date for a new mortgage or other note receivable if (i) the aggregate consideration received by the Company or such Restricted Subsidiary in connection with such exchange constituted fair value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by an officers' certificate) and (ii) the principal amount of such new mortgage or other note receivable does not exceed the principal amount of the mortgage or other note receivable so exchanged.

     "Permitted Refinancing" means Refinancing Indebtedness or Refinancing Disqualified Stock, as the case may be, to the extent (a) the principal amount of Refinancing Indebtedness or the liquidation preference amount of Refinancing Disqualified Stock, as the case may be, does not exceed the principal amount of Indebtedness or the liquidation preference amount of Disqualified Stock, as the case may be, so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premiums and reasonable expenses incurred in connection therewith); (b) such Refinancing Indebtedness or Refinancing Disqualified Stock, as the case may be, is scheduled to mature or is redeemable at the option of the holder, as the case may be, no earlier than the Indebtedness or Disqualified Stock, as the case may be, being refinanced; (c) in the case of Refinancing Indebtedness, the Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (d) in the case of Refinancing Disqualified Stock, the Disqualified Stock has a Weighted Average Life to Mandatory Redemption equal to or greater than the Weighted Average Life to Mandatory Redemption of the Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded; (e) if the Indebtedness or the Disqualified Stock, as the case may be, being extended, refinanced, renewed, replaced, defeased or refunded is pari-passu or subordinated in right of payment to the Notes, the Refinancing Indebtedness or Refinancing Disqualified Stock, as the case may be, is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness or the Disqualified Stock, as the case may be, being extended, refinanced, renewed, replaced, defeased or refunded or is payable solely in Equity Interests of the Person whose Indebtedness is being purchased, redeemed or otherwise acquired or retired for value.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock" means any Equity Interest with preferential right in the payment of dividends or liquidation or any Disqualified Stock.

     "Public Offering" means a public offering of the Common Stock of the Company.

     "Refinancing Disqualified Stock" means Disqualified Stock issued in exchange for, or the proceeds of which are used, to extend, refinance, renew, replace, defease or refund Disqualified Stock permitted to be issued pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock" or Disqualified Stock referred to in clause (c) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock."

     "Refinancing Indebtedness" means Indebtedness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness permitted to be incurred pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and

Issuance of Disqualified Stock" or Indebtedness referred to in clause (b) and clauses (d) and (e) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock."

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Restricted Subsidiaries of that Person or a combination thereof. Unrestricted Subsidiaries shall not be included in the definition of Restricted Subsidiaries for any purpose of the Indenture; provided, however, that upon the occurrence of any Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiaries."

     "Sale and Leaseback Interest" means, with respect to a Sale and Leaseback Transaction, the greater of (i) the interest component of such Sale and Leaseback Transaction, determined in accordance with GAAP and (ii) the actual interest expense on the Indebtedness securing such property subject to such Sale and Leaseback Transaction.

     "Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary of the Company sells or transfers any property or assets in connection with the leasing, or resale against installment payments, or as part of an arrangement involving the leasing, or the resale against installment payments, of such property or assets to the seller or the transferor.

     "Senior Bank Indebtedness" means the outstanding Indebtedness permitted under clause (a) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock" as any such agreement may be restated, further amended, supplemented or otherwise modified or replaced from time to time hereafter, together with any refunding or replacement of any such Indebtedness.

     "Senior Indebtedness" means, with respect to the Company or any Guarantor,
(i) the Senior Bank Indebtedness of the Company, or any Guarantee thereof by such Guarantor, as the case may be, (ii) the Existing Indebtedness and (iii) any other Indebtedness permitted to be incurred by the Company or such Guarantor, as the case may be, under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is pari passu with or subordinated in right of payment to the Notes or any Guarantee thereof. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (v) any liability for federal, state, local or other taxes owed or owing by the Company or such Guarantor, as the case may be, (w) any Indebtedness of the Company or such Guarantor, as the case may be, to any of the Company's Subsidiaries or other Affiliates, (x) any trade payables, (y) any Indebtedness that is incurred in violation of the Indenture or (z) Non-Recourse Indebtedness of the Company or such Guarantor, as the case may be.

     "ShoLodge Joint Venture Contribution" means the contribution by the Company of 50% of its interest in Suites of America to ShoLodge, Inc. pursuant to that certain joint venture agreement between the Company and ShoLodge, Inc. dated
               ,      .

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

     "Suites of America" means Suites of America, Inc., a Wholly Owned Subsidiary of the Company.

     "Unrestricted Subsidiary" means any entity that would have been a Restricted Subsidiary of the Company but for its designation as an "Unrestricted Subsidiary" in accordance with the provisions of the Indenture and any Subsidiary of such entity.

     "Weighted Average Life to Mandatory Redemption" means, when applied to any Disqualified Stock at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding liquidation preference amount of such Disqualified Stock.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company, the respective principal amounts of Notes set forth opposite their names below:

                                                                          PRINCIPAL
                                  UNDERWRITER                               AMOUNT
        ---------------------------------------------------------------  ------------
        Kidder, Peabody & Co. Incorporated.............................  $
        Montgomery Securities..........................................
                                                                         ------------
                  Total................................................  $100,000,000
                                                                         ------------
                                                                         ------------

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the Notes, if any are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession of not in excess of      % of the principal amount of the Notes, and
that the Underwriters and such dealers may reallow a discount of not in excess
of      % of the principal amount of the Notes to other dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters after the initial public offering of the Notes.

     The Company has agreed to indemnify the Underwriters and any person who controls the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Notes are a new issue of securities for which there is currently no public market. The Underwriters have advised the Company that they presently intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of or trading market for the Notes.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the Notes offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen & Co. and J.H. Cohn & Company, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
FINANCIAL STATEMENTS:
  Report of Independent Public Accountants...........................................     F-2
  Consolidated:
     Balance Sheets at December 31, 1993 and 1992....................................     F-3
     Statements of Income for the Year Ended December 31, 1993 and the Five Months
      Ended December 31, 1992........................................................     F-4
     Statements of Stockholders' Equity for the Year Ended December 31, 1993 and the
      Five Months Ended December 31, 1992............................................     F-5
     Statements of Cash Flows for the Year Ended December 31, 1993 and the Five
      Months Ended December 31, 1992.................................................     F-6
  Notes to Consolidated Financial Statements.........................................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
  Stockholders of Prime Hospitality Corp.:

We have audited the accompanying consolidated balance sheets of Prime Hospitality Corp. (a Delaware corporation) and subsidiaries ("the Company") as of December 31, 1993 and 1992 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1993 and the five months ended December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Hospitality Corp. and subsidiaries as of December 31, 1993 and 1992 and the results of their operations and their cash flows for the year ended December 31, 1993 and the five months ended December 31, 1992 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN & CO.

Roseland, New Jersey
March 17, 1994

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1992
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           1993         1992
                                                                         --------     --------
                                     ASSETS
Current assets:
  Cash and cash equivalents...........................................   $ 41,569     $ 36,616
  Restricted cash.....................................................     10,993       12,896
  Accounts receivable, net of reserves................................      6,266        6,395
  Current portion of mortgages and other notes receivable.............      2,275        6,898
  Accrued interest receivable.........................................      3,954        3,038
  Other current assets................................................      3,145        2,661
                                                                         --------     --------
          Total current assets........................................     68,202       68,504
  Property, equipment and leasehold improvements, net of accumulated
     depreciation and amortization....................................    172,786      162,797
  Mortgages and other notes receivable, net of current portion........    163,033      165,654
  Other assets........................................................      6,664        6,359
                                                                         --------     --------
          TOTAL ASSETS................................................   $410,685     $403,314
                                                                         --------     --------
                                                                         --------     --------
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of debt.............................................   $ 19,282     $ 18,275
  Other current liabilities...........................................     22,445       23,011
                                                                         --------     --------
          Total current liabilities...................................     41,727       41,286
Long-term debt, net of current portion................................    168,618      192,913
Other liabilities.....................................................     28,976       31,333
                                                                         --------     --------
          Total liabilities...........................................    239,321      265,532
                                                                         --------     --------
Commitments and contingencies
  Stockholders' equity:
     Preferred stock, par value $.10 per share; 20,000,000 shares
      authorized; none issued.........................................         --           --
     Common stock, par value $.01 per share; 50,000,000 shares
      authorized; 33,075,880 and 33,000,000 shares issued and
      outstanding in 1993 and 1992, respectively......................        331          330
  Capital in excess of par value......................................    157,476      136,059
  Retained earnings...................................................     13,557        1,393
                                                                         --------     --------
          Total stockholders' equity..................................    171,364      137,782
                                                                         --------     --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................   $410,685     $403,314
                                                                         --------     --------
                                                                         --------     --------

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                     FIVE
                                                                       YEAR         MONTHS
                                                                      ENDED          ENDED
                                                                     DECEMBER       DECEMBER
                                                                       31,          31,
                                                                       1993          1992
                                                                     --------       -------
Revenues:
  Rooms...........................................................   $ 69,487       $24,639
  Food and beverage...............................................     12,270         4,598
  Management and other fees.......................................     10,831         5,000
  Interest on mortgages and other notes receivable................     14,765         6,335
  Rental and other................................................      1,507           762
                                                                     --------       -------
          Total revenues..........................................    108,860        41,334
                                                                     --------       -------
Costs and expenses:
  Direct hotel operating expenses:
     Rooms........................................................     19,456         6,952
     Food and beverage............................................     10,230         4,027
     Selling and general..........................................     20,429         7,811
  Occupancy and other operating...................................     11,047         4,351
  General and administrative......................................     15,685         5,929
  Depreciation and amortization...................................      7,117         2,918
                                                                     --------       -------
          Total costs and expenses................................     83,964        31,988
                                                                     --------       -------
Operating income..................................................     24,896         9,346
Interest income on cash investments...............................      1,267           693
Interest expense..................................................    (16,116)       (7,718)
Other income......................................................      3,809            --
                                                                     --------       -------
Income before income taxes and extraordinary items................     13,856         2,321
Provision for income taxes........................................      5,681           928
                                                                     --------       -------
Income before extraordinary items.................................      8,175         1,393
Extraordinary items -- Gains on discharges of indebtedness (net of
  income taxes of $2,772).........................................      3,989            --
                                                                     --------       -------
Net income........................................................   $ 12,164       $ 1,393
                                                                     --------       -------
                                                                     --------       -------
Net income per common share:
  Income before extraordinary items...............................   $    .24       $   .04
  Extraordinary items.............................................        .12            --
                                                                     --------       -------
Net income per common share.......................................   $    .36       $   .04
                                                                     --------       -------
                                                                     --------       -------

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 CAPITAL
                                                                    IN
                                                                  EXCESS
                                             COMMON STOCK           OF
                                          ------------------       PAR        RETAINED
                                           SHARES       AMOUNT    VALUE       EARNINGS     TOTAL
                                          ---------     ----     --------     -------     --------
Balance August 1, 1992.................   33,000,000    $330     $135,270     $    --     $135,600
Net income.............................          --       --           --       1,393        1,393
Utilization of net operating loss
  carryforwards........................          --       --          789          --          789
                                          ---------     ----     --------     -------     --------
Balance December 31, 1992..............   33,000,000     330      136,059       1,393      137,782
Net income.............................          --       --           --      12,164       12,164
Utilization of net operating loss
  carryforwards........................          --       --        4,525          --        4,525
Federal income tax refund..............          --       --       16,462          --       16,462
Compensation expense related to stock
  option plan..........................          --       --          225          --          225
Proceeds from exercise of stock
  options..............................      30,000       --           81          --           81
Proceeds from exercise of stock
  warrants.............................      45,880        1          124          --          125
                                          ---------     ----     --------     -------     --------
Balance December 31, 1993..............   33,075,880    $331     $157,476     $13,557     $171,364
                                          ---------     ----     --------     -------     --------
                                          ---------     ----     --------     -------     --------

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        FIVE
                                                                          YEAR         MONTHS
                                                                         ENDED         ENDED
                                                                        DECEMBER      DECEMBER
                                                                          31,           31,
                                                                          1993          1992
                                                                        --------      --------
Cash flows from operating activities:
  Net income.........................................................   $ 12,164      $  1,393
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...................................      7,117         2,918
     Utilization of net operating loss carryforwards.................      4,525           789
     Deferred income taxes...........................................      1,541            --
     Gains on discharges of indebtedness.............................     (6,761)           --
     Gains on disposals of assets....................................     (1,769)           --
     Compensation expense related to stock options...................        225            --
  Increase (decrease) from changes in other operating assets and liabilities:
     Accounts receivable.............................................        269           320
     Other current assets............................................     (1,791)       (1,445)
     Other liabilities...............................................      4,208          (248)
                                                                        --------      --------
          Net cash provided by operating activities..................     19,728         3,727
                                                                        --------      --------
Cash flows from investing activities:
  Proceeds from mortgages and other notes receivable.................     10,861        46,165
  Disbursements for mortgages and other notes receivable.............       (515)           --
  Proceeds from sales of property, equipment and leasehold
     improvements....................................................      3,715            --
  Purchases of property, equipment and leasehold improvements........    (14,346)       (1,803)
  Decrease in restricted cash........................................      1,903         9,939
  Other..............................................................        663          (506)
                                                                        --------      --------
          Net cash provided by investing activities..................      2,281        53,795
                                                                        --------      --------
Cash flows from financing activities:
  Payments of debt...................................................    (30,890)      (56,592)
  Proceeds from issuance of debt.....................................      2,771            --
  Proceeds from the exercise of stock options and warrants...........        206            --
  Principal proceeds from federal income tax refund..................     16,462            --
  Reorganization items after emergence from bankruptcy...............     (5,605)       (3,807)
                                                                        --------      --------
          Net cash used in financing activities......................    (17,056)      (60,399)
                                                                        --------      --------
Net increase (decrease) in cash and cash equivalents.................      4,953        (2,877)
Cash and cash equivalents at beginning of period.....................     36,616        39,493
                                                                        --------      --------
Cash and cash equivalents at end of period...........................   $ 41,569      $ 36,616
                                                                        --------      --------
                                                                        --------      --------

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
NOTE 1 -- BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  Business Activities

     Prime Hospitality Corp. (the "Company") is a leading independent hotel operating company with ownership or management of full-service and limited-service hotels in the United States and one resort hotel in the U.S. Virgin Islands. The Company's hotels primarily provide moderately priced, quality accommodations in secondary or tertiary markets, and operate under franchise agreements with national hotel chains or under the Company's proprietary Wellesley Inns or AmeriSuites trade names.

     In addition to its hotel operations, the Company has a portfolio of financial assets including mortgages and notes receivable secured by hotel properties and owns real estate that is not part of its hotel operations.

     The Company emerged from the Chapter 11 reorganization case of its predecessor, Prime Motor Inns, Inc. and certain of its subsidiaries ("PMI"), which consummated its Plan of Reorganization ("the Plan") on July 31, 1992 (the "Effective Date"). PMI and certain of its subsidiaries had filed for protection under Chapter 11 of the United States Bankruptcy Code in September of 1990. During the reorganization, PMI renegotiated most of its leases, management agreements and debt commitments, resulting in the elimination of a substantial number of unprofitable contract relationships and excessive debt obligations.

  Basis of presentation

     Pursuant to the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh start reporting as of July 31, 1992. Under fresh start reporting, the reorganization value of the entity was allocated to the reorganized Company's assets on the basis of the purchase method of accounting. The reorganization value (the approximate fair value) of the assets of the emerging entity was determined by consideration of many factors and various valuation methods, including discounted cash flows and price/earnings and other applicable ratios believed by management to be representative of the Company's business and industry. Liabilities were recorded at face values, which approximate the present values of amounts to be paid determined at appropriate interest rates. Under fresh start reporting, the consolidated balance sheet as of July 31, 1992 became the opening consolidated balance sheet of the emerging Company.

     In accordance with SOP 90-7, financial statements covering periods prior to July 31, 1992 are not presented because such statements have been prepared on a different basis of accounting and are thus not comparable.

  Principles of consolidation

     The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  Cash equivalents

     Cash equivalents are highly liquid unrestricted investments with a maturity of three months or less when acquired.

  Restricted cash

     Restricted cash consists primarily of highly liquid investments that serve as collateral for debt obligations due within one year.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

  Mortgages and other notes receivable

     Mortgages and other notes receivable are reflected at their fair value as of July 31, 1992, adjusted for payments and other advances since that date. The amount of interest income recognized on mortgages and other notes receivable is generally based on the stated interest rate and the carrying value of the notes. The Company has a number of subordinated or junior mortgages which remit payment based on hotel cash flow. Because there is substantial doubt that the Company will recover their face value, these mortgages have not been valued in the Company's consolidated financial statements. Interest on cash flow mortgages and delinquent loans is only recognized when cash is received.

  Property, equipment and leasehold improvements

     Property, equipment and leasehold improvements that the Company intends to continue to operate are stated at their fair market value as of July 31, 1992 plus the cost of acquisitions subsequent to that date less accumulated depreciation and amortization from August 1, 1992. Provision is made for depreciation and amortization using the straight-line method over the estimated useful lives of the assets. Properties identified for disposal are stated at their estimated net realizable value.

  Income taxes

     The Company and its subsidiaries file a consolidated Federal income tax return. For financial reporting purposes, the Company follows Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 ("FAS 109"). In accordance with FAS 109, as well as SOP 90-7, income taxes have been provided at statutory rates in effect during the period. Tax benefits associated with net operating loss carryforwards and other temporary differences that existed at the time fresh start reporting was adopted are reflected as a contribution to stockholders' equity in the period in which they are realized.

  Income per common share

     Net income per common share is computed based on the weighted average number of common shares and common share equivalents outstanding during each period. The weighted average number of common shares used in computing primary net income per share was 33,808,000 for the year ended December 31, 1993 and 33,000,000 for the five months ended December 31, 1992. The dilutive effect of stock warrants and options during the year ended December 31, 1993 and the five months ended December 31, 1992 was not material (see Note 10).

  Reclassifications

     Certain reclassifications have been made to the December 31, 1992 consolidated financial statements to conform them to the December 31, 1993 presentation.

NOTE 2 -- CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised of the following (in thousands):

                                                                      DECEMBER 31,
                                                                  --------------------
                                                                   1993         1992
                                                                  -------      -------
        Cash...................................................   $ 3,013      $ 1,526
        Commercial paper and other cash equivalents............    38,556       35,090
                                                                  -------      -------
                  Totals.......................................   $41,569      $36,616
                                                                  -------      -------
                                                                  -------      -------

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

NOTE 3 -- MORTGAGES AND OTHER NOTES RECEIVABLE

     Mortgages and other notes receivable are comprised of the following (in thousands):

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1993         1992
                                                                 --------     --------
        Frenchman's Reef resort hotel (a).....................   $ 50,000     $ 50,000
        Rose and Cohen entities (b)...........................     25,000       25,000
        Other properties managed by the Company (c)...........     65,323       62,070
        Other (d).............................................     24,985       35,482
                                                                 --------     --------
                  Total.......................................    165,308      172,552
        Less current portion..................................      2,275        6,898
                                                                 --------     --------
        Long-term portion.....................................   $163,033     $165,654
                                                                 --------     --------
                                                                 --------     --------

- ---------------

(a) These mortgage notes are secured by the Marriott Frenchman's Reef resort hotel, which is managed by the Company, and consist of first and second mortgages with face values of $53,383,000 and $25,613,000, respectively, with final scheduled principal payments of $51,976,000 and $25,613,000 due on July 31, 1995. The notes bear interest at a stated rate of 13%. Interest and principal payments on the first mortgage are payable in monthly installments. Interest and scheduled principal payments on the second mortgage note are payable only to the extent of available cash flow, as defined, with any unpaid interest due at maturity. In connection with the adoption of fresh start reporting, the Company valued the notes at $50,000,000.

     During the year ended December 31, 1993 and five months ended December 31, 1992, the Company recognized $4,250,000 and $1,770,000 of interest income on these notes, respectively (an effective rate of approximately 8.5%), based on the current level of cash flows generated from the hotel property available to service the notes.

     During 1993, the Company entered into a restructuring agreement related to these notes with the general partner of Frenchman's Reef Beach Associates ("FRBA"), the owner of the hotel. In conjunction with the agreement, FRBA filed a pre-negotiated Chapter 11 petition in September 1993. The disclosure statement setting forth the plan of reorganization dated October 21, 1993 provided for the Company to receive ownership and control of the hotel through a 100% equity interest in the reorganized FRBA. The plan also provided for the existing equity holders and any other impaired claim holders to participate in excess cash flow above specified levels and all administrative and unsecured trade claims incurred in the ordinary course of business to be paid in full. A group purporting to represent a significant number of limited partners has filed an objection to the disclosure statement and has challenged the authority of the general partner. These holders have also indicated that they intend to challenge the validity of the Company's lien. In light of this uncertainty, the Company intends to defend its position and pursue a foreclosure of its mortgages and has filed a motion to lift the stay of relief under the Chapter 11 petition to permit a commencement of a foreclosure action. The motion is subject to approval by the Bankruptcy Court.

     In the event that the Company is successful in its foreclosure proceedings and obtains title to the property, the assets and liabilities of the Frenchman's Reef resort hotel will be included in the consolidated financial statements of the Company at an initial net carrying value equal to the carrying value of the notes.

(b) From 1988 through 1990, PMI loaned entities controlled by Allan Rose and Arthur Cohen (the "Rose and Cohen entities"), an aggregate of $100,890,000 which was initially fully secured by property and/or

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

     personal guarantees. PMI was committed to make additional loans, also on a fully secured basis, to the Rose and Cohen entities of up to an aggregate of $130,000,000 if values of, and/or revenues generated by, certain hotel properties controlled by the Rose and Cohen entities attained specified levels. PMI was to receive a minimum annual return of 10% on all loans made to the Rose and Cohen entities and a maximum return of 20%. All loans and unpaid interest are payable on December 31, 1997.

     In 1992, certain of the Rose and Cohen entities owning a portion of the collateral that secures the loans filed for Chapter 11 protection in the United States Bankruptcy Court, Southern District of New York. Also during 1992, PMI commenced an adversary proceeding against Rose and Cohen to recover jointly and severally on the personal guarantees of $50,000,000 given by Rose and Cohen as part of the loan agreement. The accrual of interest on the Rose and Cohen note was discontinued in fiscal 1990 and the notes were reflected at their estimated net realizable value.

     In June 1993, the Company reached a settlement with Allan Rose and Arthur Cohen. The settlement provided for an affiliate of Rose to purchase the notes for the sum of $25,000,000 in cash, which was fully funded into escrow by Rose on February 25, 1994. The Company is also to receive the cash proceeds from approximately 1,100,000 shares of the Company's common stock owned by Rose which will be liquidated over a period of time. In addition, pursuant to the settlement, certain bankruptcy claims against PMI have been withdrawn (see Note 7).

     The settlement is subject to a claim on the entire amount of the proceeds by Financial Security Assurance, Inc. ("FSA"). A trial was held in the United States Bankruptcy Court for the Southern District of Florida in January 1994 to approve the settlement agreement and resolve FSA's claim on the settlement proceeds. The Company expects an order to be issued by that court in the near future, which may be subject to appeal. All proceeds received pursuant to the settlement must be held in escrow until such order is received. The Company believes that FSA is unlikely to prevail on its claim, and as a result, does not believe it will have a material impact on the financial statements. Upon receipt of a favorable order from the court, substantially all of the net proceeds will be used to retire debt (see Note
     6).

(c) The Company is the holder of mortgage notes receivable with a book value of $50,670,000 secured primarily by 11 hotel properties operated by the Company under management agreements and $14,653,000 in mortgages secured primarily by 4 properties operated under lease agreements. These notes currently bear interest at rates ranging from 8.5% to 14.0% and mature through 2003. The mortgages were primarily derived from the sales of hotel properties. Many of the 11 managed properties were unable to pay in full the annual debt service required under the terms of the original mortgages. The Company has restructured approximately $36,500,000 of these loans to pay based upon available cash and a participation in the future excess cash flow of such hotel properties. The restructurings generally include a "senior portion" featuring defined payment terms, and a "junior portion" payable annually based on cash flow. The junior portion represents the difference between the original mortgage and the new senior portion and provides the Company the opportunity to recover that difference if the hotel's performance improves. In addition to the junior portions of the restructured mortgages, the Company holds junior or other cash flow mortgages and subordinated interests in 19 other hotel properties operated by the Company under management agreements.

     The Company's consolidated balance sheets do not reflect any value related to the junior portion of the restructured notes or the junior mortgages and subordinated interests on the 19 other hotels as there is substantial doubt that the Company will recover any of their face value. During 1993, the Company recognized $976,000 of interest income related to these mortgages due to excess cash flow on certain properties attributable to decreased interest expense on variable rate borrowings senior to the Company's positions on these hotels.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

(d) Other notes receivable currently bear interest at effective rates ranging from 4% to 11%, mature through 2011 and are secured primarily by hotel properties not currently managed by the Company.

NOTE 4 -- PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consist of the following (in thousands):

                                                            DECEMBER 31,        YEARS OF
                                                        --------------------     USEFUL
                                                          1993        1992        LIFE
                                                        --------    --------    --------
        Land and land leased to others...............   $ 29,407    $ 26,074
        Hotels.......................................    109,671      97,179    20 to 40
        Furniture, fixtures and autos................     21,879      18,333     3 to 10
        Leasehold improvements.......................     10,222      15,771     3 to 40
        Construction in progress.....................      2,555          --
        Properties held for sale.....................      8,355       8,000
                                                        --------    --------
             Sub-total...............................    182,089     165,357
             Less accumulated depreciation and
               amortization..........................     (9,303)     (2,560)
                                                        --------    --------
                  Totals.............................   $172,786    $162,797
                                                        --------    --------
                                                        --------    --------

     At December 31, 1993, the Company was the lessor of land and certain restaurant facilities in Company-owned hotels with an approximate aggregate book value of $8,676,000 pursuant to noncancelable operating leases expiring on various dates through 2013. Minimum future rentals under such leases are $10,730,000, of which $3,939,000 is scheduled to be received in the aggregate during the five-year period ending December 31, 1998.

     Depreciation and amortization expense on property, equipment and leasehold improvements was $7,015,000 for the year ended December 31, 1993 and $2,784,000 for the five months ended December 31, 1992.

NOTE 5 -- OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1993        1992
                                                                   -------     -------
        Accounts payable........................................   $ 2,025     $ 1,626
        Interest................................................     4,454       4,933
        Accrued payroll and related benefits....................     2,190       3,181
        Insurance reserves......................................     6,206       2,103
        Reorganization reserve..................................       676       5,497
        Other...................................................     6,894       5,671
                                                                   -------     -------
                  Totals........................................   $22,445     $23,011
                                                                   -------     -------
                                                                   -------     -------

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

NOTE 6 -- DEBT

     Debt consists of the following (in thousands):

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1993         1992
                                                                 --------     --------
        Senior secured notes(a)...............................   $ 33,152     $ 37,009
        Junior secured notes(a)...............................     53,531       69,999
        Mortgages and other notes payable(b)..................     99,946      104,180
        Borrowings under credit agreement(c)..................      1,271           --
                                                                 --------     --------
        Total debt............................................    187,900      211,188
        Less current maturities...............................     19,282       18,275
                                                                 --------     --------
                  Debt, net of current portion................   $168,618     $192,913
                                                                 --------     --------
                                                                 --------     --------

- ---------------

(a) Pursuant to the Plan, the Company issued two classes of Secured Notes which are identified as "Senior Secured Notes" and "Junior Secured Notes". Senior Secured Notes were issued in two series of notes which are identified as the "8.20% Fixed Rate Senior Secured Notes" and the "Adjustable Rate Senior Secured Notes". Each series is identical except that the interest rate on the Adjustable Rate Senior Secured Notes will be periodically adjusted to one-half of one percent over the prime rate, with a maximum interest rate of 10.0% per annum. The aggregate principal amount of Senior Secured Notes issued under the Plan was $91,300,000, comprised of $30,100,000 of 8.20% Fixed Rate Senior Secured Notes and $61,200,000 of Adjustable Rate Senior Secured Notes. On August 11, 1992, the Company prepaid $17,900,000 of the 8.20% Fixed Rate Senior Secured Notes and $36,400,000 of the Adjustable Rate Senior Secured Notes from the proceeds of collections of portions of the collateral for the Senior Secured Notes.

     The other class of Secured Notes issued to satisfy claims was comprised of Junior Secured Notes that bear interest at a rate of 9.20% per annum and will mature on July 31, 2000. The aggregate principal amount of Junior Secured Notes issued under the Plan was approximately $70,000,000.

     The collateral for the Secured Notes consists primarily of mortgages and other notes receivable and real property, net of related liabilities, (the "Secured Note Collateral") with a book value of $104,790,000 as of December 31, 1993.

     Interest on the Secured Notes is payable semi-annually commencing January 31, 1993. The Secured Notes require that 85% of the cash proceeds from the Secured Note Collateral be applied first to interest, second to prepayment of the Senior Secured Notes and third to prepayment of the Junior Secured Notes. Any remaining principal balance of the Senior Secured Notes is due July 31, 1997. Aggregate principal payments on the Junior Secured Notes are required in order that one-third of the principal balance outstanding on December 31, 1996 is paid by July 31, 1998; two-thirds of the balance is paid by July 31, 1999; and all of the balance is paid by July 31, 2000. To the extent the cash proceeds from the Secured Note Collateral are insufficient to pay interest or required principal payments on the Secured Notes, the Company will be obligated to pay any deficiency out of its general corporate funds.

     The Secured Notes contain covenants which, among other things, require the Company to maintain a net worth of at least $100,000,000, limit expenditures related to the development of hotel properties through December 31, 1996 and preclude cash distributions to stockholders, including dividends and redemptions, until the Secured Notes have been paid in full.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

     During 1993, the Company repurchased $513,000 of its 8.2% Senior Secured Notes and $16,467,000 of its 9.2% Junior Secured Notes for an aggregate purchase price of $13,249,000. The Company recorded pre-tax extraordinary gains of $3,731,000 related to these repurchases.

     During the first quarter of 1994, the Company repurchased $6,527,000 of its Adjustable Rate Senior Secured Notes, $217,000 of its 8.20% Senior Secured Notes and $461,000 of its 9.20% Junior Secured Notes for an aggregate purchase price of $7,018,000. The repurchases resulted in pretax extraordinary gains of $187,000, which will be reflected in the Company's first quarter 1994 consolidated financial statements. These notes have been classified as long-term debt at December 31, 1993, in accordance with their terms, as repurchase was not contemplated at the balance sheet date.

     During the first quarter of 1994, the Company purchased through a third party agent approximately $5.2 million of its Senior Secured and Junior Secured Notes for aggregate consideration of $4.8 million. These notes are currently held by the third party agent and have not been retired due to certain restrictions under the note agreements. The purchases will be recorded as investments on the Company's balance sheet and no gain will be recorded on these transactions until the notes mature or are redeemed.

(b) The Company has mortgage and other notes payable of approximately $66,039,000 that are secured by mortgage notes receivable and hotel properties with a book value of $104,324,000. Principal and interest on these mortgages and notes are generally paid monthly. At December 31, 1993 these notes bear interest at rates ranging from 4.68% to 10.5% and mature through 2008.

     At December 31, 1993, the Company has outstanding loans in the amount of $18,361,000 payable to ShoLodge, Inc. ("ShoLodge"), a company controlled by a director. The foregoing loans are secured by AmeriSuites hotel properties with an aggregate book value of $35,588,000. Interest is payable monthly at rates ranging from 8% (the prime rate plus 2%) to 9.5% (Note 9) and mature through April 1996.

     The Company has $11,665,000 of notes restructured under the Plan which bear interest at rates ranging from 8.00% to 9.50% per annum payable semi-annually. Prior to maturity, principal amounts outstanding will be paid semi-annually based on a thirty-year amortization schedule. Each note matures on July 31, 2002 and is secured by a lien on mortgage notes receivable and hotel properties with a book value of $11,074,000 at December 31, 1993. During 1993, the Company repurchased $8,828,000 of these notes for an aggregate purchase price of $5,799,000. The repurchase resulted in a pre-tax extraordinary gain of $3,030,000.

     The Company has other notes payable of $3,881,000, which bear interest at rates ranging from 8.0% to 8.2% and mature through 1999.

(c) The Company has a fully-secured demand credit agreement which permits borrowing of up to $5,000,000 and bears interest at the prime rate plus 2%. This facility is supported by a certificate of deposit which is maintained by the bank.

     Maturities of long-term debt for the next five years ending December 31 are as follows (in thousands):

                1994..............................................   $ 19,282
                1995..............................................      8,931
                1996..............................................     42,754
                1997..............................................     34,903
                1998..............................................     19,586
                Thereafter........................................     62,444
                                                                     --------
                          Total...................................   $187,900
                                                                     --------
                                                                     --------

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

NOTE 7 -- LEASE COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases various hotels under lease agreements with initial terms expiring at various dates from 1994 through 2015. The Company has options to renew certain of the leases for periods ranging from 1 to 94 years. Rental payments are based on minimum rentals plus a percentage of the hotel properties' revenues in excess of stipulated amounts.

     The following is a schedule, by year, of future minimum lease payments required under the remaining operating leases that have terms in excess of one year as of December 31, 1993 (in thousands):

                1994...............................................   $ 4,028
                1995...............................................     3,989
                1996...............................................     3,957
                1997...............................................     3,925
                1998...............................................     3,756
                Thereafter.........................................    38,817
                                                                      -------
                          Total....................................   $58,472
                                                                      -------
                                                                      -------

     Rental expense for all operating leases, including those with terms of less than one year, consist of the following for the year ended December 31, 1993 and the five months ended December 31, 1992 (in thousands):

                                                                     1993        1992
                                                                    ------      ------
        Rentals...................................................  $5,009      $1,844
        Contingent rentals........................................     764         266
                                                                    ------      ------
                  Rental expense..................................  $5,773      $2,110
                                                                    ------      ------
                                                                    ------      ------

  Employee Benefits

     The Company does not provide any material post employment benefits to its current or former employees.

  Contingent Claims

     As of March 1, 1994, unresolved bankruptcy claims of approximately $437,000,000 have been asserted against PMI. The Company has disputed substantially all of these unresolved claims and has filed objections to such claims. The Company believes that substantially all of these claims will be dismissed and disallowed. Any claims not disallowed will be satisfied through the distribution of the Company's common stock. In accordance with SOP 90-7, the consolidated financial statements have given full effect to the maximum distribution, pursuant to the Plan of the Company's common stock (see Note 10).

     The Company has responded to informal requests for information by the Staff of the United States Securities and Exchange Commission's Division of Enforcement relating to a number of the significant transactions of PMI, for the years 1985 through 1991. However, no formal allegations have been made by the Staff.

     In addition to the foregoing legal proceedings, the Company is involved in various other proceedings incidental to the normal course of its business.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

     The Company believes that the resolution of these contingencies will not have a material adverse effect on the Company's consolidated financial position or results of operations.

  Financial Instruments and Concentration of Credit Risk

     The Company's accounts receivable and mortgages and other notes receivable (see Note 3) are derived primarily from and are secured by hotel properties, which constitutes a concentration of credit risk. These notes are subject to many of the same risks as the Company's operating hotel assets. A significant portion of the collateral is located in the Northeastern and Southeastern United States.

     In addition to the hotel property related receivables referred to above, the Company's financial instruments include (i) assets; cash and cash equivalents and restricted cash investments and (ii) liabilities; trade and notes payable and long-term debt (see Note 6). As described in Note 1, in connection with the adoption of fresh start accounting as of July 31, 1992, the Company revalued its assets and liabilities at amounts approximating fair market value. Since there have been no substantive changes in market conditions since the date of the revaluation and on the basis of market quotes and experience on recent redemption offers for the Company's long-term debt, the Company believes that the carrying amount of these financial instruments approximated their fair market value as of December 31, 1993 and 1992.

     As a result of the reorganization proceedings and the rejection of certain leases, management contracts and other guarantees, the Company has no other material off-balance-sheet liabilities or credit risk as of December 31, 1993.

NOTE 8 -- INCOME TAXES

     The provision for income taxes (including amounts applicable to extraordinary items) consisted of the following for the year ended December 31, 1993 and the five months ended December 31, 1992 (in thousands):

                                                                        DECEMBER 31,
                                                                      ----------------
                                                                       1993       1992
                                                                      ------      ----
        Current:
          Federal..................................................   $2,167      $ --
          State....................................................      220       139
                                                                      ------      ----
                                                                       2,387       139
        Deferred:
          Federal..................................................    5,049       789
          State....................................................    1,017        --
                                                                      ------      ----
                                                                       6,066       789
                                                                      ------      ----
                  Total............................................   $8,453      $928
                                                                      ------      ----
                                                                      ------      ----

     Income taxes are provided at the applicable federal and state statutory rates.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

     The tax effects of the temporary differences in the areas listed below resulted in deferred income tax provisions for the year ended December 31, 1993 and the five months ended December 31, 1992 (in thousands):

                                                                        DECEMBER 31,
                                                                      ----------------
                                                                       1993       1992
                                                                      ------      ----
        Utilization of net operating loss..........................   $4,525      $789
        Basis difference -- properties and notes...................    1,356        --
        Allowance for doubtful accounts............................     (545)       --
        Depreciation...............................................      415        --
        Gains on property sales....................................     (366)       --
        Property transactions......................................      348        --
        Other......................................................      333        --
                                                                      ------      ----
                  Total............................................   $6,066      $789
                                                                      ------      ----
                                                                      ------      ----

     At December 31, 1993, the Company had available federal net operating loss carryforwards of approximately $121,000,000 which will expire beginning in 2005 and continuing through 2008. Of this amount, $114,000,000 is subject to an annual limitation of $8,735,000 under the Internal Revenue Code due to a change in ownership of the Company upon consummation of the Plan. The Company also has potential state income tax benefits relating to net operating loss carryforwards of approximately $9,900,000 which will expire during various periods from 1995 to 2006. Certain of these potential benefits are subject to annual limitations similar to federal requirements due to a change in ownership. The utilization is further dependent on such factors as the level of business conducted in each state and the amount of income subject to tax within each state's carryforward period.

     In accordance with FAS 109, the Company has not recognized the future tax benefits associated with the net operating loss carryforwards or with other temporary differences. Accordingly, the Company has provided a valuation allowance of approximately $42,000,000 against the deferred tax asset as of December 31, 1993. To the extent any available carryforwards or other tax benefits are utilized, the amount of tax benefit realized will be treated as contribution to stockholders' equity and will have no effect on the income tax provision for financial reporting purposes. For the year ended December 31, 1993 and the five months ended December 31, 1992, the Company recognized $4,525,000 and $789,000, respectively, of such tax benefits as a contribution to stockholders' equity.

     The Company's federal income tax returns for the years 1987 through 1991 were examined by the Internal Revenue Service. The Company received a $17,700,000 federal income tax refund, including interest relating to its predecessor, PMI. In accordance with SOP 90-7, the Company recorded the tax refund and the interest related to its predecessor as a contribution to additional paid in capital ($16,462,000). The remaining amount of $1,238,000, which represents interest since July 31, 1992, is included in other income in the accompanying financial statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

NOTE 9 -- RELATED PARTY TRANSACTIONS

     The following summarizes significant financial information with respect to transactions with present and former officers, directors, their relatives and certain entities they control or in which they have a beneficial interest for the year ended December 31, 1993 and the five months ended December 31, 1992 (in thousands):

                                                                        DECEMBER 31,
                                                                       --------------
                                                                       1993      1992
                                                                       ----      ----
        Management and other fee income (a).........................   $810      $312
        Interest income (a).........................................     14        72
        Management fee expense (b)..................................    222       162
        Interest expense (b)........................................    475       332
        Reservation fee expense (b).................................   $468      $101

- ------------

(a) The Company manages 12 hotels for partnerships in which a related party owns various interests. The income amounts shown above primarily include transactions related to these hotel properties.

(b) In 1991, PMI entered into an agreement (the "Development Agreement") with ShoLodge, whereby ShoLodge was appointed the exclusive agent to develop and manage certain hotel properties. The Company has loans payable to ShoLodge of $18,361,000 at December 31, 1993 related to the development of Hotels (see Note 6).

     In January 1993, the Company and its wholly-owned subsidiary, Suites of America, Inc. ("SOA") entered into agreements with ShoLodge designed to enhance the growth of its AmeriSuites hotel chain from the six hotels owned at that time by adding an additional six hotels to be built and financed by ShoLodge. ShoLodge has completed development of three hotels, two of which the Company has acquired subject to mortgages with ShoLodge. In addition, ShoLodge has three hotels currently under construction. Upon completion of the new hotels and the exercise of an option by either ShoLodge or the Company, ShoLodge will contribute its fee or mortgage interests on six hotels to SOA and will own a 50% interest in SOA. Upon exercise of this option, the Development Agreement will terminate and ShoLodge will manage all 12 hotels in SOA pursuant to a new management agreement. The Company will retain ownership of the AmeriSuites brand name and all rights to license and develop the name for its own account. In conjunction with the agreement, ShoLodge has also relinquished its profit sharing interests of $2,862,000 on the initial six hotels for cash and the cancellation of a note receivable.

     The Company uses the ShoLodge reservation system for its Wellesley and AmeriSuites hotel properties.

NOTE 10 -- COMMON STOCK AND COMMON STOCK EQUIVALENTS

     Pursuant to the Plan, on July 31, 1992 the Company began distributing shares of common stock to certain claimants and holders of PMI stock. The Plan provided for issuance of 33,000,000 shares of common stock and as of March 10, 1994, 29,124,324 shares of common stock were distributed. The remaining shares are to be distributed semi-annually to holders of previously allowed claims and pending final resolution of disputed claims (see Note 7). The consolidated financial statements have given full effect to the issuance of the maximum amount of 33,000,000 shares under the Plan. The number of shares ultimately distributed under the Plan could be less than 33,000,000 depending on the final outcome of the disputed claims. In addition to the shares distributed under the Plan, warrants to purchase 2,100,000 shares of the Company's common stock were issued to former shareholders of the Company's predecessor, PMI, in partial settlement of their bankruptcy interests. The warrants became exercisable on August 31, 1993 at an exercise price of $2.71 per share. The exercise price was determined from the average per share daily closing price of the Company's

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

common stock during the year following its reorganization on July 31, 1992. As of December 31, 1993, 45,880 shares have been exercised.

     On July 31, 1992, the Company adopted various stock option and performance incentive plans under which options to purchase up to 1,320,000 shares of common stock may be granted to directors, officers or key employees under terms determined by the Board of Directors. During 1993 and 1992, options to purchase 20,000 and 350,000 shares, respectively, were granted to officers and directors, 130,000 of which are exercisable at December 31, 1993. In addition, options to purchase 330,000 shares were granted to a former officer in 1992. Such options are currently exercisable and expire on July 31, 1995. During 1993, 30,000 of these options were exercised. The exercise prices of the above options are based on the average market price one year from the date of grant and have been determined to be $2.71 per share. Based on this exercise price, the amount of compensation expense attributable to these options was $225,000 for the year ended December 31, 1993.

     In June 1993, options to purchase 393,000 shares of common stock were granted to employees under the Company's stock option plan. The options were granted at $3.625, which approximates the fair market value at the date of grant. Generally, options can be exercised during a participant's employment with the Company in equal annual installments over a three-year period and expire six years after the date of grant.

     In August 1993, options to purchase 315,000 shares of common stock were granted to the members of the Company's Board of Directors. The options were granted at $3.20, which approximates the fair market value at the date of grant. One-third of these options became exercisable at the date of grant and the remaining options can be exercised in equal annual installments over a two year period. The options expire six years after the date of grant.

     Summary of the stock option plans are as follows:

                                                                              OPTION
                                                               NUMBER          PRICE
                                                              OF SHARES      PER SHARE
                                                              ---------     -----------
        Outstanding -- July 31, 1992.......................          --
        Granted............................................     680,000           $2.71
                                                              ---------
        Outstanding -- December 31, 1992...................     680,000            2.71
        Granted............................................     728,000     $2.71-$3.63
        Exercised..........................................     (30,000)          $2.71
        Cancelled..........................................     (77,000)    $2.71-$3.63
                                                              ---------
        Outstanding at December 31, 1993...................   1,301,000
                                                              ---------
                                                              ---------

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992
                                  (CONTINUED)

NOTE 11 -- TRANSITION PERIOD FINANCIAL INFORMATION (UNAUDITED)

     Following the Effective Date, the Company elected to change its fiscal year end from June 30 to December 31. As described in Note 1, financial statements for periods prior to the Effective Date have been prepared on a different basis of accounting and are thus not comparable. Selected financial information for the six months ended December 31, 1992 and 1991, prepared on a pro-forma basis as if the Plan became effective on June 30, 1991, are as follows (in thousands, except per share amounts):

                                                                    SIX MONTHS ENDED
                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1992        1991
                                                                   -------     -------
        Revenues................................................   $50,820     $73,379
        Income before income taxes..............................     2,068       1,038
        Net income..............................................     1,241         623
        Net income per common share.............................   $   .04     $   .02

NOTE 12 -- SUPPLEMENTAL CASH FLOW INFORMATION

     The following summarizes non-cash investing and financing activities for the year ended December 31, 1993 and the five months ended December 31, 1992 (in thousands):

                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     1993        1992
                                                                    ------      ------
        Hotels acquired in exchange for the assumption of
          mortgage notes payable.................................   $9,161      $   --
        Hotels received in settlement of mortgage notes
          receivable.............................................    3,500       7,800
        Sale of hotel in exchange for a mortgage note
          receivable.............................................    6,500          --

     Cash paid for interest was $16,347,000 for the year ended December 31, 1993 and $2,981,000 for the five months ended December 31, 1992.

     Cash paid for income taxes was $2,697,000 for the year ended December 31, 1993 and $0 for the five months ended December 31, 1992.

                                 [PHOTOGRAPHS]

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESMAN OR PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE NOTES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    4
Prospectus Summary....................    5
Risk Factors..........................   11
The Company...........................   15
Use of Proceeds.......................   16
Capitalization........................   16
Recent Consolidated Financial Data....   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Selected Consolidated Financial Data
  of the Company and its
  Predecessor.........................   26
Business..............................   27
Management............................   37
Security Ownership of Certain
  Beneficial Owners and Management....   38
Description of the Notes..............   40
Underwriting..........................   63
Legal Matters.........................   63
Experts...............................   63
Index to Financial Statements.........  F-1

             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                  $100,000,000
                                     [LOGO]

                                     PRIME

                                  HOSPITALITY
                                     CORP.

                              % SENIOR SUBORDINATED NOTES
                                    DUE 2004

                               ------------------

                                   PROSPECTUS
                               ------------------
                             KIDDER, PEABODY & CO.
                                  INCORPORATED

                             MONTGOMERY SECURITIES
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the Notes being registered which will be paid solely by the Company. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee:

        SEC Registration Fee..............................................  $  34,483
        NASD Fee..........................................................     10,500
        Trustee Fees and Expenses.........................................     13,500
        Printing and Engraving Expenses...................................    100,000
        Legal Fees and Expenses...........................................    350,000
        Accounting Fees and Expenses......................................    100,000
        Blue Sky Fees and Expenses........................................     15,000
        Miscellaneous Expenses............................................    176,517
                                                                            ---------
                  Total...................................................  $ 800,000
                                                                            ---------
                                                                            ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertake to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

     In accordance with Section 145 of the DGCL, Article 8 of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and the Company's By-Laws (the "By-Laws") provide that the Company shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as director, officer, trustee, employee or agent of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provided by the Restated Certificate and the By-Laws shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any other contract or agreement between the Company and any officer, director, employee or agent of the Company. Expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Company) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors of the Company upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company. Subparagraph (d) of
Article 8 of the Restated Certificate provides that neither the amendment or repeal of, nor the adoption of any provision inconsistent with, the above-referenced provisions of the Restated Certificate shall eliminate or reduce the effect of such provisions in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to such provisions if any such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted. Subparagraph (e) of Article 8 of the Restated Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

EXHIBIT                                             REPORT OR REGISTRATION STATEMENT IN
  NO.                    DESCRIPTION                    WHICH DOCUMENT IS CONTAINED
- -------     -------------------------------------  -------------------------------------
   1.1      Form of Underwriting Agreement         Filed herewith
   2.1      Disclosure Statement for Debtors'      Filed as Exhibit 2(c) to the
            Second Amended Joint Plan of           Company's
            Reorganization dated January 16,       Form 8A dated July 9, 1992
            1992, which includes the Debtors'
            Second Amended Plan of Reorganization
            as an exhibit thereto
   4.1      Specimen Note                          Filed herewith
   4.2      Form of Indenture, between the         Filed herewith
            Company and Bank One, Columbus, NA,
            as the Trustee
   5.1      Opinion of Willkie Farr & Gallagher    To be filed by amendment
  12.1      Statement re: Computation of Ratios    Filed herewith
  23.1      Consent of Willkie Farr & Gallagher    Contained within Exhibit 5.1
  23.2(a)   Consent of Arthur Andersen & Co.       Filed herewith
  23.2(b)   Report of Independent Public           Filed herewith
            Accountants on Schedules
  23.3      Consent of J.H. Cohn & Company         Filed herewith
  24.1      Power of Attorney                      Included on Signature page hereto
  25.1      Statement of Eligibility of Trustee    Filed herewith

(B) FINANCIAL STATEMENT SCHEDULES

II    Amounts Receivable from Related Parties, Underwriters, Promoters, and employees other than Related Parties
V     Property, Equipment and Leasehold Improvements
VI    Accumulated Depreciation, Depletion and Amortization of Property, Equipment and
        Leasehold Improvements
X     Supplementary Income Statement Information

ITEM 17.  UNDERTAKINGS

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Certificate, By-laws, the Underwriting Agreement or otherwise, the Registrant had been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) The Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

     (3) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of March, 1994.

                                          PRIME HOSPITALITY CORP.

                                          By:      /s/  DAVID A. SIMON
                                             ---------------------------------
                                                       David A. Simon
                                              Chairman of the Board, President
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     The undersigned officers and directors of Prime Hospitality Corp., hereby severally constitute and appoint David A. Simon and John M. Elwood, and each of them, attorneys-in-fact for the undersigned, in any and all capacities, with the power of substitution, to sign any amendments to this Registration Statement (including post-effective amendments), and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all interests and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons, in the capacities and on the dates indicated.

                   NAME                                   TITLE                     DATE
- ------------------------------------------    -----------------------------    ---------------
           /s/  DAVID A. SIMON                Chairman of the Board,            March 24, 1994
- ------------------------------------------      President, Chief Executive
              David A. Simon                    Officer and Director
                                                (principal executive
                                                officer)

           /s/  JOHN M. ELWOOD                Chief Financial Officer,          March 24, 1994
- ------------------------------------------      Executive Vice President
              John M. Elwood                    and Director

          /s/  HERBERT LUST, II               Director                          March 24, 1994
- ------------------------------------------
             Herbert Lust, II

             /s/  LEON MOORE                  Director                          March 24, 1994
- ------------------------------------------
                Leon Moore

          /s/  ALLEN J. OSTROFF               Director                          March 24, 1994
- ------------------------------------------
             Allen J. Ostroff

           /s/  A.F. PETROCELLI               Director                          March 24, 1994
- ------------------------------------------
             A.F. Petrocelli

                                   APPENDIX I

     This Registration Statement contains spaces for the following graphic and image materials: (i) photographs, on the front inside cover of the Prospectus,
(ii) a map, on the inside cover of the Prospectus, (iii) photographs on the back inside cover of the Prospectus and (iv) the Company's logo on the front and back covers of the Prospectus. At the time of the filing the graphic and image materials and the Company's logo were not part of the Registration Statement. When they are inserted into the Prospectus, an appendix with a narrative description of the photographs, map and logo will be included therein.

                                                                     SCHEDULE II

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

             AMOUNTS RECEIVABLE FROM RELATED PARTIES, UNDERWRITERS,
              PROMOTERS, AND EMPLOYEES OTHER THAN RELATED PARTIES
                           DECEMBER 31, 1993 AND 1992
                                 (IN THOUSANDS)

                                                                                                COLUMN E
                                                                        COLUMN D           ------------------
                                                                 ----------------------
                                                                                               BALANCE AT
                                        COLUMN B                       DEDUCTIONS            END OF PERIOD
                                       ----------                ----------------------    ------------------
               COLUMN A                BALANCE AT    COLUMN C       (1)          (2)         (1)        (2)
- -------------------------------------- BEGINNING     --------     AMOUNTS     VALUATION                 NOT
            NAME OF DEBTOR             OF PERIOD     ADDITIONS   COLLECTED    RESERVES     CURRENT    CURRENT
- -------------------------------------- ----------    --------    ---------    ---------    -------    -------
YEAR ENDED DECEMBER 31, 1993:
We-Haven Associates(a)................    $818          --          $ 5          $--         $--       $ 813
FIVE MONTHS ENDED DECEMBER 31, 1992:
We-Haven Associates(a)................     828          --           10           --          32         786
Gerald Bohm(b)........................     134          --           10           --          28          96

- ---------------

(a) 11%; secured by real property; payable in monthly installments of $16,994 including interest. During 1993, the Company began foreclosure proceedings on this receivable.

(b) 10%; secured by real property; due September 1, 1996.

                                                                      SCHEDULE V

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                 PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
                           DECEMBER 31, 1993 AND 1992
                                 (IN THOUSANDS)

                                           COLUMN B                               COLUMN E        COLUMN F
                                          ----------   COLUMN C                 ------------     ----------
                COLUMN A                  BALANCE AT   --------    COLUMN D        OTHER         BALANCE AT
- ----------------------------------------  BEGINNING    ADDITIONS  -----------   CHANGES ADD       CLOSE OF
             CLASSIFICATION               OF PERIOD    AT COST    RETIREMENTS     (DEDUCT)         PERIOD
- ----------------------------------------  ----------   --------   -----------   ------------     ----------
YEAR ENDED DECEMBER 31, 1993:
Land....................................   $  26,074   $ 4,115      $ 1,422       $    640(a)     $  29,407
Hotels..................................      97,179    10,693          818          2,617(a)       109,671
Furniture, fixtures, autos..............      18,333     4,585        1,183            144(a)        21,879
Leasehold improvements..................      15,771     1,101           21         (6,629)(c)       10,222
Construction in progress................          --     2,555           --             --            2,555
                                          ----------   --------   -----------   ------------     ----------
                                             157,357    23,049        3,444         (3,228)         173,734
Property held for sale..................       8,000       355           --             --            8,355
                                          ----------   --------   -----------   ------------     ----------
          Totals........................   $ 165,357   $23,404      $ 3,444       $ (3,228)       $ 182,089
                                          ----------   --------   -----------   ------------     ----------
                                          ----------   --------   -----------   ------------     ----------
FIVE MONTHS ENDED DECEMBER 31, 1992:
Land....................................   $  24,855   $   133           --       $  1,086(a)     $  26,074
Hotels..................................      95,942         5           --          5,732(a)        97,179
                                                                                    (4,500)(b)
Furniture, fixtures, autos..............      16,192     1,272          231          1,100(a)        18,333
Leasehold improvements..................      15,428       393           50             --           15,771
                                          ----------   --------   -----------   ------------     ----------
                                             152,417     1,803          281          3,418          157,357
Property held for sale..................       8,000        --           --             --            8,000
                                          ----------   --------   -----------   ------------     ----------
          Totals........................   $ 160,417   $ 1,803      $   281       $  3,418        $ 165,357
                                          ----------   --------   -----------   ------------     ----------
                                          ----------   --------   -----------   ------------     ----------

- ---------------

(a) Transfer from notes receivable to land, hotels and furniture, fixtures and autos.

(b) Represents a hotel conveyed to a third party in return for the assumption of the related debt by the third party.

(c) Represents a transfer in exchange for a note receivable.

  See Notes to Consolidated Financial Statements as to depreciation method and useful lives.

                                                                     SCHEDULE VI

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

              ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
               OF PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
                           DECEMBER 31, 1993 AND 1992
                                 (IN THOUSANDS)

                                         COLUMN B                                    COLUMN E       COLUMN F
                                        ----------     COLUMN C                    ------------    ----------
               COLUMN A                 BALANCE AT    ----------     COLUMN D         OTHER        BALANCE AT
- --------------------------------------- BEGINNING     ADDITIONS     -----------    CHANGES ADD      CLOSE OF
            CLASSIFICATION              OF PERIOD      AT COST      RETIREMENTS      (DEDUCT)        PERIOD
- --------------------------------------- ----------    ----------    -----------    ------------    ----------
YEAR ENDED DECEMBER 31, 1993:
Hotels.................................   $1,065        $2,936         $  28          $   30         $4,003
Furniture, fixtures, autos.............    1,028         3,430           327             262          4,393
Leasehold improvements.................      467           649            --             209            907
Construction in progress...............       --            --            --              --             --
                                        ----------    ----------    -----------    ------------    ----------
     Totals............................   $2,560        $7,015         $ 355          $   83         $9,303
                                        ----------    ----------    -----------    ------------    ----------
                                        ----------    ----------    -----------    ------------    ----------
FIVE MONTHS ENDED DECEMBER 31, 1992:
Hotels.................................   $   --        $1,065         $  --          $   --         $1,065
Furniture, fixtures, autos.............       --         1,252           224              --          1,028
Leasehold improvements.................       --           467            --              --            467
                                        ----------    ----------    -----------    ------------    ----------
     Totals............................   $   --        $2,784         $ 224          $   --         $2,560
                                        ----------    ----------    -----------    ------------    ----------
                                        ----------    ----------    -----------    ------------    ----------

                                                                      SCHEDULE X

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   SUPPLEMENTARY INCOME STATEMENT INFORMATION
                           DECEMBER 31, 1993 AND 1992
                                 (IN THOUSANDS)

                                                                                  FIVE MONTHS
                                                                  YEAR ENDED         ENDED
                                                                 DECEMBER 31,     DECEMBER 31,
                                                                     1993             1992
                                                                 ------------     ------------
    Maintenance and repairs....................................     $4,163           $1,460
    Real estate taxes..........................................      4,170            1,847
    Royalties..................................................      1,239              429
    Advertising and sales promotion costs......................      5,010            1,947

                                 EXHIBIT INDEX

(A) EXHIBITS

EXHIBIT NO.                                   DESCRIPTION                                PAGE NO.
- -----------     -----------------------------------------------------------------------  --------
     1.1        Form of Underwriting Agreement*
     2.1        Disclosure Statement for Debtors' Second Amended Joint Plan of
                Reorganization dated January 16, 1992, which includes the Debtors'
                Second Amended Plan of Reorganization as an exhibit thereto**
     4.1        Specimen Note*
     4.2        Form of Indenture, between the Company and Bank One, Columbus, NA, as the Trustee*
     5.1        Opinion of Willkie Farr & Gallagher***
    12.1        Statement re: Computation of Ratios*
    23.1        Consent of Willkie Farr & Gallagher****
    23.2(a)     Consent of Arthur Andersen & Co.*
        (b)     Report of Independent Public Accountants on Schedules*
    23.3        Consent of J.H. Cohn & Company*
    24.1        Power of Attorney*****
    25.1        Statement of Eligibility of Trustee*

(B) FINANCIAL STATEMENT SCHEDULES

II    Amounts Receivable from Related Parties, Underwriters, Promoters, and employees other than Related Parties
V     Property, Equipment and Leasehold Improvements
VI    Accumulated Depreciation, Depletion and Amortization of Property, Equipment and
      Leasehold Improvements
X     Supplementary Income Statement Information

- ---------------
     * Filed herewith.

   ** Filed as Exhibit 2(c) to the Company's Form 8A, dated July 9, 1992.

  *** To be filed by amendment.

 **** Contained in Exhibit 5.1.

***** Included on Signature page hereto.